TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

RECEIVED
2004 DEC 13 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

File No. 82-34783
December 7, 2004

04046741

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated Financial Summary (For the six months ended September 30, 2004) dated November 18, 2004;

2. Non-Consolidated Financial Summary (For the six months ended September 30, 2004) dated November 18, 2004;

3. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated November 18, 2004 and Supplementary Materials for the Six Months Ended September 30, 2004;

4. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated November 18, 2004 and Supplementary Materials for the Six Months Ended September 30, 2004; and

5. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated November 18, 2004 and Supplementary Materials for the Six Months Ended September 30, 2004.

PROCESSED
DEC 17 2004
THOMSON
FINANCIAL

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2004)

November 18, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 18, 2004
Application of U.S. Accounting Standards: No

1. Consolidated Operating Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data from the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	%change
Six months ended Sep. 30, 2004	¥1,215,095 million	-	¥58,618 million	-	¥26,005 million	-

	Net Income per Share	Net Income per Share (Fully Diluted)
Six months ended Sep. 30, 2004	¥111.35	-

Notes:

1. *Equity in net gain of affiliated companies: ¥6 million for the six months ended September 30, 2004*
2. *Average number of outstanding shares during the term (consolidated): six months ended September 30, 2004; 233,523,846*
3. *Changes in method of accounting: None*
4. *% changes for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2004	¥12,966,370 million	¥502,656 million	3.9%	¥2,081.55

Note: Number of outstanding shares at the end of the term (consolidated): as of September 30, 2004; 241,480,903

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Six months ended Sep. 30, 2004	(¥76,212) million	¥254,597 million	¥36,858 million	¥893,768 million

(4) Scope of Consolidation and Application of Equity Method
Number of consolidated subsidiaries: 19
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: 2

3. Consolidated Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Ordinary Revenues	Ordinary Profit	Net Income
Year Ending Mar. 31, 2005	¥2,303,000 million	¥107,000 million	¥40,000 million

Notes:

1. *The above forecasts have been changed from the previous forecasts announced on May 19, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥165.63.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

I. Subsidiaries and Affiliates

T&D Holdings, Inc.("T&D Holdings" and the "Company"), was established on April 1, 2004, as a holding company through the joint transfer of the stock of Daido Life Insurance Company ("Daido Life"), Taiyo Life Insurance Company ("Taiyo Life"), and T&D Financial Life Insurance Company ("T&D Financial") (collectively, referred to below as the "Three Life Insurance Companies").

T&D Holdings and its subsidiaries (referred to below as the "T&D Life Group" or the "Group") comprise the holding company, 20 subsidiaries and 2 affiliated companies as of September 30, 2004. Centered on the life insurance business, the Group's operations are outlined below:

T&D Holdings, Inc.

Insurance & Insurance-Related Businesses 6 companies

Insurance

*Taiyo Life Insurance Company (Life insurance business)
*Daido Life Insurance Company (Life insurance business)
*T&D Financial Life Insurance Company (Life insurance business)

Insurance-Related

*T&D Confirm Ltd. (Policyholder confirmation services)
*Toyo Insurance Agency Co., Ltd. (Insurance agent)
*Daido Management Service Co., Ltd. (Insurance agent)

Investment-Related Businesses 9 companies

Investment Advisory

*T&D Asset Management Co., Ltd. (Investment advisory and investment trust services)
*T&D Asset Management (U.S.A.) Inc. (Investment advisory services)
*Sinopia T&D Asset Management Co., Ltd. (Investment advisory services) (Note 1)
*Taiyo Life Insurance International (U.K.) Ltd. (Investment advisory services) (Note 2)

Other

*T&D Taiyo Daido Lease Co., Ltd. (Leasing)
*T&D Asset Management Cayman Inc. (Fund management of and administration)
*Taiyo Credit Guarantee Co., Ltd. (Credit guarantee services)
#Alternative Investment Capital, Ltd. (Investment in private equity funds)
#AIC Private Equity Fund General Partner, Ltd. (Fund management of and administration) (Note 3)

Administration-Related Businesses 6 companies

Administration-Related

*T&D Customer Service Co., Ltd. (Note 4)
(Life insurance policy clerical services, including drafting, amendment, custody, and distribution of documents)
*Taiyo Life Career Staff Co., Ltd. (Personnel placement agency)

General Affairs and Calculation-Related

*T&D Information Systems, Ltd. (Computer software and system services)
*Zenkoku Business Center Co., Ltd. (Premium collection)
*Nihon System Shuno, Inc. (Premium collection)
*Daiko Building Service Co., Ltd. (Building cleaning) (Note 5)

Other Businesses 1 company

Other

*Daido Kosan Co., Ltd. (Management of land and buildings, purchase and/or management of property) (Note 6)

** represents consolidated subsidiaries.*
 # represents affiliated companies accounted for by the equity method.

Notes: 1. Sinopia T&D Asset Management Co., Ltd. is being liquidated pursuant to the resolution passed at the special general meeting of shareholders held on February 29, 2004.

2. Taiyo Life Insurance International (U.K.) Ltd. has been liquidated pursuant to the resolution passed at the special general meeting of shareholders held on July 29, 2002. On September 30, 2004, shares of record have not yet been canceled, but liquidation dividends were distributed .Therefore, Taiyo Life Insurance International (U.K.) Ltd. has excluded from the consolidated subsidiary.

3. AIC Private Equity Fund General Partner, Ltd. was founded as a wholly-owned investment subsidiary of Alternative Investment Capital, Ltd. on July 21, 2004 by setting up the offshore fund.

4. Taiyo Life Office Support Co., Ltd., a Taiyo Life's subsidiary, and Daido Life Customer Services Co., Ltd., a Daido Life's subsidiary were merged on April 1, 2004 to create T&D Customer Service Co., Ltd.

5. Daiko Building Service Co., Ltd. is being liquidated pursuant to the resolution passed at the special general meeting of shareholders held on September 30, 2004.

6. Daido Kosan Co., Ltd. is being liquidated pursuant to the resolution passed at the special general meeting of shareholders held on September 30, 2004.

7. Taiyo Building Management completed its dissolution procedures on August 10, 2004 according to the resolution of liquidation at the special general meeting of shareholders held on April 28, 2004.

II. Management Principles and Goals

1. Basic Management Principles

With our "Try & Discover" motto for creating value, we aim to be a group that contributes to all people and societies the Group's four management visions are as follows:

(1) To provide the best products and services to increase customer satisfaction.

(2) To increase the value of the group by expanding and creating value in areas in which the group can take full advantage of its strengths.

(3) To broadly fulfill our social responsibilities with high ethical standards and strict compliance practices.

(4) To be an energetic group whose employees are encouraged to be creative and to take action.

2. Basic Profit Distribution Policy

T&D Holdings' basic policy is to retain necessary internal reserves for the Group as a whole while seeking to maintain a sound business base for the three life insurance companies. T&D Holdings simultaneously pursues policies aimed at increasing shareholder value and paying stable dividends.

3. Management Goals

The T&D Life Group has set the following targets for the fiscal year ending March 31, 2005 as the key management indicators.

Management indicators	Target values
Three insurance companies' aggregate new policy amount (Note 1)	¥8,100 billion
Three insurance companies' aggregate policy amount in force (Note 1)	¥59,700 billion
Three insurance companies' aggregate core profit	¥110 billion
Consolidated net income	¥48 billion
Consolidated ROE (Note 2)	9%

Notes:

1. Total of individual life insurance and individual annuities

2. Consolidated ROE is calculated by the following computation: consolidated net income based on forecasts for the year ending March 31, 2005 announced on May 19, 2004 / mathematical sum of the shareholders' equity of the Three Insurance Companies as of March 31, 2004

In addition to the above targets, T&D Life Group aims to continually increase its Embedded Value* from the perspective of boosting enterprise value. Also, to be the insurance group that customers are able to choose securely, T&D Life Group strives to maintain a high solvency margin, one of the key indicators of the business soundness of an insurance company.

*Embedded value (EV) is the sum of the adjusted net assets calculated from the balance sheet and the future business value of existing policies in force. In Europe and Canada, EV is used in evaluating the corporate value of a life insurance company. In the T&D Life Group, Daido Life began disclosing the data in the fiscal year ended March 31, 2002, followed by Taiyo Life in the fiscal year ended March 31, 2003, and T&D Financial Life in the fiscal year ended March 31, 2004, respectively.

4. Medium-Term Management Strategy

T&D Life Group is pursuing the following five group strategies, along with the philosophies of "growing and expanding the insurance business" by further leveraging the unique strengths inherent in the business models of each of the Three Life Insurance Companies and "increasing operational efficiency and strategic concentration of investment " through consolidation of the Group's management resources.

(1) Growing and expanding the life insurance business

To grow and expand the Group's core business, a life insurance business, through the further reinforcement of the individual strengths of Taiyo Life, Daido Life, and T&D Financial Life—each of which has independent product strategies and sales strategies—within the Group.

(2) Strategically reallocating the Group resources

To enhance the Group's corporate value through strategic reallocation of group management resources to fields with high growth potentiality and profitability.

(3) Increasing operational efficiency

To achieve greater efficiency and the provision of high-quality services through the integration of such common group infrastructure as back-office services and systems.

(4) Strengthening profit management and risk management

To win trust from customers by establishing a stronger financial basis through appropriate profit management and risk management.

(5) Expanding the Group presence

To achieve the medium- and long-term growth of the Group by expanding the insurance businesses and entering into new business areas through alliances and M&A.

5. Future Tasks

Japan's economy maintains a gradual recovery trend, however, the future of the economy is still unclear due to concerns about domestic and international economy slow down owing to rise in the price of crude oil as well as increasing uncertainty in overseas situation.

In the Japanese life insurance industry, the Group's core business, competition has escalated because of such new entrants business, supported by advancing financial deregulation and reducing regulations. It is also expected that more diversified competition will intensify to meet evolving customer needs.

Amid this business environment, the Company aims to be a life insurance group that wins the trust of consumers and is rated highly by the stock market. Management remains steadfastly committed to continually improving risk management, enacting and enforcing thorough compliance policies, and achieving the Company's management visions. Management is confident that these actions will translate into higher value for the Group as a whole.

6. Basic Policy on Corporate Governance and Progress of Related Initiatives

The T&D Life Group's basic policy for corporate governance is to sustain a highly efficient and transparent management system enable flexible and well-aligned group management. T&D Holdings, in its role as a holding company, seeks to accurately assess the business risks faced by the Three Life Insurance Companies and, taking into account key management issues, makes strategic decisions for the Group as a whole and ensures that corporate resources are allocated appropriately while overseeing the management of business risk (profit management and risk management).

The Three Life Insurance Companies formulate independent marketing strategies and execute business plans along with the Group strategies with the aim of demonstrating their unique strengths to the fullest.

As such, the holding company and the Three Life Insurance Companies pursue the Group business within well-defined roles and scopes of authority.

(1) Management decision making, execution, and oversight

Corporate Governance System


T&D Holdings, Inc.
Shareholders' Meeting
Corporate Auditors
Board of Auditors
Compliance Committee
Board of Directors
Chairman/ President
Management Committee
Group Risk Control Committee
Group Planning Department
Group Finance& Accounting Department
General Affairs Department
Risk Control Department
Business Auditing Department
Taiyo Life
Daido Life
T&D Financial Life
Other Group Companies

- T&D Holdings has corporate auditors. The Company proactively appoints external directors and external corporate auditors and ensures that their opinions are reflected in the Company's businesses. As of September 30, 2004, there are eight directors, one of whom is an external director, and four corporate auditors, two of whom are external—one is an attorney and the other has experience as a director/auditor at a financial institution outside of the T&D Life Group.

- To enhance deliberation of matters related to business execution, the Company has established the Management Committee comprising all full-time directors and corporate auditors.

- T&D Holdings has established the Group Risk Management Policy to define various types of risk and to clarify organization and policies regarding risk management. Also, the Company has established the Group Risk Control Committee to integrate the management of risk within the Group, with the aim of conducting thorough risk management. The committee periodically monitors various risks based on unified risk management indicators.

- The Company has established the T&D Life Group Compliance Charter and the Compliance Code of Conduct related to corporate governance, including compliance with laws and regulations. These documents serve as the basis for ongoing efforts to ensure that the Company pursues the highest-possible levels of compliance. Furthermore, the Company has established the Compliance Committee, which oversees compliance activities and initiates improvements.

- To ensure appropriate management of the T&D Life Group's information property, the Company has established the Group Information Security Policy. Specifically, the policy is aimed at ensuring that personal information held by the Group companies is handled in accordance with all relevant laws and regulations.

(2) Conflict of Interests

The Company takes steps to ensure that external directors and external corporate auditors have no conflict of interests with the Company in terms of personal, capital, and/or business relationships.

(3) Activities Conducted to Enhance Corporate Governance

The Board of Directors principally meets monthly to make decisions pertaining to business execution and in order to oversee business activities by individual directors. The Board also meets on an ad-hoc basis as necessary.

Furthermore, the Management Committee principally meets twice a month, the Group Risk Control Committee meets monthly, and the Compliance Committee meets once a quarter.

Corporate auditors attend the Board of Directors meetings to monitor business activities by individual directors. Corporate auditors also attend the meetings of the Management Committee, the Compliance Committee and the Group Risk Control Committee.

7. Basic Policies Regarding Relationships with Related Parties (e.g., the parent company)

Because T&D Holdings does not have the parent company or other governing company, this item is not applicable.

III. *Financial Review*

Since T&D Holdings was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year

1. Consolidated Results of Operations

For the first half, which ended September 30, 2004, ordinary revenues were ¥1,215.0 billion, which was a total of income from insurance premiums of ¥884.6 billion, investment income of ¥168.7 billion, other ordinary income of ¥161.6 billion and others.

Ordinary expenses were ¥1,156.4 billion, which was a total of insurance claims and other payments of ¥953.8 billion, investment expenses of ¥55.8 billion, operating expenses of ¥104.8 billion, other ordinary expenses of ¥41.4 billion and others.

As a consequence, ordinary profit amounted to ¥58.6 billion.

Extraordinary gains were ¥3.0 billion, and extraordinary losses were ¥3.0 billion. After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥26.0 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of September 30, 2004, total assets amounted to ¥12,966.3 billion, mainly consisting of securities centered on public and corporate bonds amounting to ¥8,388.7 billion, loans of ¥2,855.2 billion, and cash and deposits of ¥410.6 billion.

Total liabilities were ¥12,462.1 billion, and policy reserves accounting for a substantial portion of them amounted to ¥12,083.5 billion.

Total equity was ¥502.6 billion, of which net unrealized gains on securities was ¥178.8 billion.

(2) Cash Flows

Cash flows for the first half, which ended September 30, 2004, were as follows.

Net cash used in operating activities amounted to ¥76.2 billion. This primarily reflected the fact that the amount of insurance claims and other payments was larger than the income from insurance premiums. Net cash provided by investing activities amounted to ¥254.5 billion, due primarily to a decline in monetary trusts and loans. Net cash provided by financing activities amounted to ¥36.8 billion. This was due primarily to the sale of the Company's shares.

As a result, cash and cash equivalents as of September 30, 2004, totaled ¥893.7 billion, up ¥213.4 billion from the beginning of the fiscal year.

(3) Shareholder's Equity Ratio and Market Capitalization Ratio

Shareholder's equity ratio as of September 30, 2004 (Shareholder's equity / Total assets): 3.9%

Market capitalization ratio as of September 30, 2004 (Market capitalization / Total assets): 9.0%

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the first half, which ended September 30, 2004, Taiyo Life's ordinary revenues decreased 3.9 percent from the level of the same term of the previous fiscal year, to ¥599.6 billion, which was a total of income from insurance premiums of ¥394.1 billion (down 4.7 percent), investment income of ¥90.3 billion (down 36.5 percent), and other ordinary income of ¥115.1 billion (up 70.3 percent).

Ordinary expenses decreased 3.2 percent from the level of the same term of the previous fiscal year, to ¥584.5 billion, which was a total of insurance claims and other payments of ¥493.3 billion (up 4.2 percent), investment expenses of ¥29.7 billion (down 55.3 percent), operating expenses of ¥41.4 billion (down 4.5 percent) and others.

As a result, ordinary profit decreased by 23.9 percent, to ¥15.1 billion.

Extraordinary gains increased 527.0 percent, to ¥7.0 billion, and extraordinary losses decreased 21.6 percent, to ¥1.2 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income increased 24.0 percent from the level of the same term of the previous fiscal year, to ¥8.9 billion.

Daido Life Insurance Company:

For the first half, which ended September 30, 2004, Daido Life's ordinary revenues decreased 7.1 percent from the level of the same term of the previous fiscal year, to ¥556.8 billion, which was a total of income from insurance premiums of ¥434.4 billion (down 9.6 percent), investment income of ¥76.7 billion (down 25.6 percent), and other ordinary income of ¥45.6 billion (up 196.8 percent). The increase in other ordinary income was due mainly to increases in the reversal of policy reserve in accordance with a decline in income from insurance premiums.

Ordinary expenses decreased 4.5 percent from the level of the same term of the previous fiscal year, to ¥509.3 billion, which was a total of insurance claims and other payments of ¥422.5 billion (down 7.8 percent) and investment expenses of ¥23.9 billion (up 75.9 percent), operating expenses of ¥55.6 billion (up 2.6 percent) and others.

As a result, ordinary profit decreased by 28.0 percent, to ¥47.4 billion.

Extraordinary gains increased 143.8 percent, to ¥7.6 billion, and extraordinary losses decreased 75.3 percent, to ¥1.2 billion. The gain on sales of the parent company's shares of ¥5.8 billion was included in the extraordinary gains.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income decreased 54.5 percent from the level of the same term of the previous fiscal year, to ¥13.1 billion.

T&D Financial Life Insurance Company:

For the first half, which ended September 30, 2004, T&D Financial Life's ordinary revenues decreased 44.0 percent from the level of the same term of the previous fiscal year, to ¥60.1

billion, which was a total of income from insurance premiums of ¥56.1 billion (down 39.7 percent), investment income of ¥2.6 billion (down 79.2 percent), and other ordinary income of ¥1.2 billion (up 3.0 percent).

Ordinary expenses decreased 42.7 percent from the level of the same term of the previous fiscal year, to ¥62.5 billion, which was a total of insurance claims and other payments of ¥37.9 billion, (down 14.6 percent), provision for policy and other reserves of ¥8.4 billion (down 83.2 percent), investment expenses of ¥3.6 billion (up 1,366.2 percent), operating expenses of ¥8.1 billion (down 16.2 percent) and others.

As a consequence, ordinary loss increased by 26.2 percent, to ¥2.3 billion.

Extraordinary gains decreased 96.6 percent, to ¥0.0 billion, and extraordinary losses increased 155.2 percent, to ¥0.5 billion.

After accounting for extraordinary gains and losses, provision for reserve for policyholder dividends, and income taxes, net income amounted to ¥12.8 billion.

Further, current income taxes returns of ¥8.0 billion and deferred income taxes returns of ¥8.3 billion were stated resulting from the adoption of the consolidated taxation system. Therefore, the company posted a net income during the term under review, compared with a net loss of ¥2.2 billion in the same term of the previous fiscal year.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first half, which ended September 30, 2004, decreased 1.3 percent compared with the same term of the previous fiscal year, to ¥1,447.6 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 0.3 percent compared with the same term of the previous fiscal year, to ¥682.7 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2004, increased 2.8 percent from the level of the previous fiscal year-end, to ¥16,528.9 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the first half, which ended September 30, 2004, increased 5.9 percent compared with the same term of the previous fiscal year, to ¥2,234.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 12.6 percent compared with the same term of the previous fiscal year, to ¥1,593.5 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2004, increased 0.4 percent from the level of the previous fiscal year-end, to ¥39,454.1 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the first half, which ended

September 30, 2004, decreased 31.7 percent compared with the same term of the previous fiscal year, to ¥160.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 22.9 percent compared with the same term of the previous fiscal year, to ¥215.9 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of September 30, 2004, decreased 3.5 percent from the level of the previous fiscal year-end, to ¥3,024.5 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first half, which ended September 30, 2004, recorded ¥19.0 billion, down 24.3 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥18.8 billion (up 65.4 percent).

As of September 30, 2004, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 837.4 percent, down 25.9 percent from the 863.3 percent posted at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥407.8 billion, down ¥44.0 billion from the ¥451.9 billion posted at the previous fiscal year-end.

Daido Life Insurance Company:

Daido Life posted ¥51.9 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first half, which ended September 30, 2004, an increase of 8.1 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥10.6 billion (up 0.8 percent).

As of September 30, 2004, Daido Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 989.3 percent, down 45.6 percent from the 1,034.9 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥597.2 billion, down ¥35.2 billion from the ¥632.5 billion posted at the previous fiscal year-end.

T&D Financial Life Insurance Company:

Due mainly to amortization of goodwill of ¥3.2 billion, T&D Financial Life marked a loss of ¥2.2 billion in its core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the first half, which ended September 30, 2004, down 3.5 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥2.3 billion (down 25.7 percent).

As of September 30, 2004, T&D Financial Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,451.3 percent, up 466.5 percent from the 984.8 percent at the end of the previous fiscal year. Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥44.5 billion, up ¥9.9 billion from the ¥34.6 billion posted at the end of the previous fiscal year.

(4) Financial Position

Taiyo Life Insurance Company:

As of September 30, 2004, total assets were ¥6,290.0 billion, down ¥119.4 billion from the ¥6,409.5 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,903.4 billion, loans totaling ¥1,775.7 billion, cash, deposits and call loans of ¥208.5 billion, and property and equipment of ¥184.8 billion.

Total liabilities were ¥6,095.8 billion, down ¥88.4 billion from the ¥6,184.3 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,959.7 billion.

Total equity was ¥1942.2 billion, down ¥30.9 billion from the ¥225.2 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥76.5 billion.

Daido Life Insurance Company:

As of September 30, 2004, total assets amounted to ¥5,938.8 billion, down ¥79.0 billion from the ¥6,017.9 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥3,897.9 billion, loans totaling ¥1,081.2 billion, and cash and deposits of ¥304.1 billion.

Total liabilities were ¥5,666.6 billion, down ¥58.2 billion from the ¥5,724.8 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥5,470.4 billion.

Total equity was ¥272.2 billion, down ¥20.8 billion from the ¥293.0 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥101.8 billion.

T&D Financial Life Insurance Company:

As of September 30, 2004, total assets amounted to ¥700.2 billion, up ¥17.9 billion from the ¥682.2 billion posted at the end of the previous fiscal year. Total assets mainly consisted of securities, principally comprised of public and corporate bonds amounting to ¥594.3 billion, cash and deposits of ¥44.8 billion, and loans of ¥23.3 billion.

Total liabilities were ¥666.8 billion, up ¥5.3 billion from the ¥661.5 billion posted at the end of the previous fiscal year, and policy reserves comprising the bulk of this figure amounted to ¥652.1 billion.

Total equity was ¥33.3 billion, up ¥12.6 billion from the ¥20.7 billion posted at the end of the previous fiscal year. Of total equity, net unrealized gains on securities was ¥0.4 billion.

4. Forecasts for the Year Ending March 31, 2005 (Apr. 1, 2004 – Mar. 31, 2005)

(1) Consolidated

Based upon business results for the first half ended September 30, 2004, earnings forecasts for the fiscal year ending March 31, 2005 were revised as follows.

(Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	2,320	2,303	(17)	(0.7)
Ordinary Profit	96	107	11	11.5
Net Income	48	40	(8)	(16.7)

Principal Reasons for the Revisions to Earnings Forecasts:

Ordinary Revenues

For the first half, which ended September 30, 2004, consolidated ordinary revenues were ¥1,215.0 billion, up ¥31.0 from the initial predictions.

For the second half, income from insurance premiums is expected to fall short of the initial forecast, and therefore the forecast of consolidated ordinary revenues for the fiscal year ending March 31, 2005, is revised downward by ¥17.0 billion (or 0.7 percent) from the initially-predicted ¥2, 320.0 billion to ¥2, 303.0 billion.

Ordinary Profit

For the first half, which ended September 30, 2004, consolidated ordinary profit was ¥58.6 billion, up ¥16.6 from the initial predictions. This is because the income from interest and dividends was larger, and insurance claims for death benefits for individual insurance was smaller than those initially predicted.

For the second half, although income from interest and dividends is expected to fall short of the initial forecast, insurance claims for death benefits for individual insurance is assumed to fall short of the initial forecast as well, and therefore the forecast of consolidated ordinary profit for the fiscal year ending March 31, 2005, is revised upward by ¥11.0 billion (or 11.5 percent) from the initially-predicted ¥96.0 billion to ¥107.0 billion.

Net Income

For the first half, which ended September 30, 2004, consolidated net income was ¥26.0 billion, falling short of the initial forecast by ¥2.0 billion. This is because consolidated ordinary profit was larger than initially expected, while provision for reserve for policyholder dividends was also larger than the initially expected figure, and writing-off of deferred tax assets became necessary as an extraordinary factor.

For the fiscal year ending March 31, 2005, although consolidated ordinary profit is expected to be larger by ¥11.0 billion than the previously released forecast, an unpredicted extraordinary loss of about ¥6.0 billion on disposal of under-performing real estates is anticipated, in addition to the posted write-off of deferred tax assets in the first half, and therefore the forecast of consolidated net income for the fiscal year ending March 31, 2005, is revised downward by ¥8.0 billion (or 16.7 percent) from initially predicted ¥48.0 billion to ¥40.0 billion.

Since T&D Holdings conducted the secondary offering of its shares in September 2004, the capital gains on the sales of the shares owned by its subsidiaries, Taiyo Life and Daido Life

were stated under the extraordinary gains account on the statements of operations of the two subsidiaries. The amount was not stated on the consolidated statements of operations of T&D Holdings, and the after-tax amount of ¥7.4 billion was posted under the capital surplus account on T&D Holdings' consolidated balance sheets in accordance with the Japanese accounting standard.

Reference: Forecasts for the Year Ending March 31, 2005, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,139	1,054	136
change	-	6	(23)
Ordinary Profit	24	88	(5)
change	-	12	(1)
Core Profit	31	98	(4)
change	-	10	(1)
Net Income	6	31	11
change	-	-	-

Note: "Change" represents the amount change from the previous forecasts announced on May 19, 2004.

Principal Reasons for the Revisions to Earnings Forecasts:

Taiyo Life Insurance Company:

For the first half ended September 30, 2004, ordinary profit and net income were ¥15.1 billion and ¥8.9 billion, which were respectively ¥3.1 billion and ¥5.9 billion larger than the initial forecasts. This is because the income from interest and dividends was larger than initially forecasted, and extraordinary gains on sales of parent company's shares were posted.

For the second half, income from interest and dividends is expected to fall short of the initial forecast, and therefore the previously announced forecast (¥24.0 billion) remains unchanged. In addition, the previously announced net income forecast for the fiscal year ending March 31, 2005 (¥6.0 billion) also remains unchanged, since an extraordinary loss on disposal of under-performing real estates not included in the previous forecast for about ¥6.0 billion is anticipated in the second half.

Daido Life Insurance Company:

For the first half ended September 30, 2004, although ordinary profit was ¥47.4 billion, surpassing the initial forecast by ¥14.4 billion, net income was ¥13.1 billion almost as initially forecasted. The reasons why ordinary profit was larger than initially predicted was that income from interest and dividends surpassed the forecast and insurance claims for death benefits for individual insurance fell short of the forecast. Causes that net income stayed as initially forecasted although ordinary income was larger and gains on sales of parent company's shares was posted were that the amount provided for reserve for policyholder dividends increased and write-off of deferred tax assets as an extraordinary factor was posted.

For the second half, although income from interest and dividends is expected to fall short of the initial forecast, insurance claims for death benefits for individual insurance is expected to be smaller than initially forecasted as well, and therefore the forecast for ordinary profit for the fiscal year ending March 31, 2005 is revised upward by ¥12.0 billion (or 15.8 percent) from the initial

forecast of ¥76.0 to ¥88.0 billion. The forecast for net income for the fiscal year ending March 31, 2005 remains unchanged (¥31.0 billion).

T&D Financial Life Insurance Company:

For the second half ended September 30, 2004, although ordinary revenues were ¥60.1 billion, ¥9.8 billion less than initially forecasted, ordinary loss was ¥2.3 billion and net income was ¥12.8 billion, both of which were almost as initially predicted. This is because both income from insurance premiums and the provision for reserve for policy reserve fell short of the initial forecasts.

The forecast for ordinary revenues for the fiscal year ending March 31, 2005, is revised downward from the previously announced ¥159.0 billion, by ¥23.0 billion (or 14.5 percent) to ¥136.0 billion, since income from insurance premiums for the second half is anticipated to fall short of the initial forecast just as for the first half. The forecast of ordinary loss for the fiscal year ending March 31, 2005, is revised downward from the previously announced ¥4.0 billion, by ¥1.0 billion (or 25.0 percent) to ¥5.0 billion, since a decrease in profit on surrender and lapse contracts is predicted to fall short of the initial forecast.

The forecast of net income for the fiscal year ended March 31, 2005, remains unchanged (¥11.0 billion), owing to the effect of the adoption of the consolidated taxation system.

(2) Non-consolidated forecasts for T&D Holdings

Non-consolidated forecasts for the year ending March 31, 2005, and shareholder's dividends (45 yen per share) remain unchanged.

(Billions of Yen)

	Operating income	Ordinary Profit	Net income
Year-End	26	21	22

(3) Others

The Financial Services Agency issued on October 22, 2004, a "Cabinet Office Regulation Concerning Provision of Reserve for Minimum Guaranty Risks for Variable Annuity Insurance, etc." Responding to this regulation, careful study regarding T&D Financial Life's variable annuity business is now being conducted within the Group, but its impact on the Group's businesses is not clear at this time.

When its affect on the business performances and financial standings of the Group becomes clear, and if revision of earnings forecasts for the fiscal year is required, such matters will be promptly announced.

Unaudited Consolidated Condensed Interim Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Consolidated Condensed Balance Sheet

(¥: In Millions of yen)	As of September 30, 2004	%
Assets:		
Cash and Deposits	¥ 410,661	3.2
Call Loans	333,531	2.6
Monetary Claims Purchased	209,895	1.6
Monetary Trusts	196,765	1.5
Securities	8,388,763	64.7
Loans	2,855,288	22.0
Property and Equipment	351,872	2.7
Due from Agencies	1,552	0.0
Due from Reinsurers	5,302	0.0
Other Assets	162,572	1.3
Deferred Tax Assets	55,023	0.4
Deferred Tax Assets on Land Revaluation	1,983	0.0
Reserve for Possible Loan Losses	(6,842)	0.0
Total Assets	¥12,966,370	100.0
Liabilities:		
Policy Reserves:		
Reserve for outstanding claims	¥ 75,224	
Policy reserve	11,796,661	
Reserve for policyholder dividends	211,628	
Total Policy Reserves	12,083,514	93.2
Due to Agencies	353	0.0
Due to Reinsurers	777	0.0
Subordinated Bonds	20,000	0.2
Other Liabilities	205,174	1.6
Reserve for Employees' Retirement Benefits	109,003	0.8
Reserve for Directors' and Corporate Auditors' Retirement Benefits	2,792	0.0
Reserve for Price Fluctuations	40,550	0.3
Total Liabilities	12,462,166	96.1
Minority Interests	1,547	0.0
Stockholders' Equity:		
Common Stock		
Authorized – 966,000,000 shares		
Issued – 241,500,000 shares	100,000	0.8
Capital Surplus	87,515	0.7
Retained Earnings	169,769	1.3
Land Revaluation	(33,398)	(0.3)
Net Unrealized Gains on Securities	178,855	1.4
Translation Adjustment	7	0.0
Treasury Stock	(93)	0.0
Total Stockholders' Equity	502,656	3.9
Total Liabilities, Minority Interests and Stockholders' Equity	¥12,966,370	100.0

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statement of Operations

(¥: In Millions of yen)	Six months ended September 30, 2004	%
Ordinary Revenues:		
Income from Insurance Premiums	¥ 884,663	
Investment Income:		
Interest, dividends and income from real estate for rent	127,915	
Gains from monetary trusts, net	4,040	
Gains on investments in trading securities, net	3,750	
Gains on sale of securities	31,509	
Gains on redemption of securities	10	
Other investment income	1,534	
Total investment Income	168,761	
Other Ordinary Income:		
Reversal of policy reserves	127,517	
Other ordinary income	34,146	
Total Other Ordinary Income	161,664	
Equity in Net Income of Affiliated Companies	6	
Total Ordinary Revenues	1,215,095	100.0
Ordinary Expenses:		
Insurance Claims and Other Payments:		
Insurance claims	440,873	
Annuity payments	68,170	
Insurance benefits	158,267	
Surrender payments	204,116	
Other payments	82,414	
Total Insurance Claims and Other Payments	953,842	
Provision for Policy and Other Reserves:		
Interest portion of reserve for policyholder dividends	538	
Investment Expenses:		
Interest expense	826	
Losses on sale of securities	15,396	
Devaluation losses on securities	3,680	
Amortization of securities	0	
Losses from derivatives, net	23,150	
Foreign exchange losses, net	2,698	
Write-off of loans	38	
Depreciation of real estate for rent	3,007	
Other investment expenses	3,762	
Losses on separate accounts, net	3,297	
Total Investment Expenses	55,859	
Operating Expenses	104,802	
Other Ordinary Expenses	41,433	
Total Ordinary Expenses	1,156,477	95.2
Ordinary Profit	58,618	4.8

(¥: In Millions of yen)	Six months ended September 30, 2004	%
Extraordinary Gains:		
Gains on sale of property and equipment	120	
Reversal of reserve for possible loan losses	2,747	
Recoveries of bad debts previously written-off	98	
Reversal of reserve for losses on sale of loans	64	
Extraordinary Losses:		
Losses on sale, disposal and devaluation of property and equipment	1,045	
Provision for reserve for price fluctuations	1,944	
Other	76	
Provision for Reserve for Policyholder Dividends	24,900	2.0
Income before Income Taxes	33,682	2.8
Income Taxes:		
Current	(1,562)	(0.1)
Deferred	9,178	0.8
Minority Interests	61	0.0
Net Income	¥ 26,005	2.1
Total Extraordinary Gains	3,030	0.3
Total Extraordinary Losses	3,065	0.3

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statement of Surplus

(¥: In Millions of yen)	Six months ended September 30, 2004
Capital Surplus:	
Balance at Beginning of Period	80,054
Additions:	
Gains on sale of treasury stock	7,461
Balance at End of Period	¥ 87,515
Retained Earnings:	
Balance at Beginning of Period	150,637
Additions:	
Net income	26,005
Increase in retained earnings due to reversal of land revaluation	57
Total Additions	26,062
Deductions:	
Dividends on common stock	6,750
Bonuses to directors	158
Bonuses to corporate auditors	22
Total Deductions	6,930
Balance at End of Period	¥ 169,769

See notes to unaudited consolidated condensed interim financial statements.

Unaudited Consolidated Condensed Statement of Cash Flows

(¥: In Millions of yen)	Six months ended September 30, 2004
Cash Flows from Operating Activities:	
Income before income taxes	¥ 33,682
Depreciation of real estate for rent	3,007
Amortization of goodwill due to consolidation	1
Other depreciation and amortization	11,093
Decrease in reserve for outstanding claims	(5,677)
Decrease in policy reserve	(127,517)
Increase in interest portion of reserve for policyholder dividends	538
Increase in provision for reserve for policyholder dividends	24,900
Decrease in reserve for possible loan losses	(2,821)
Increase in reserve for employees' retirement benefits	274
Increase in reserve for directors' and corporate auditors' retirement benefits	112
Decrease in reserve for losses on sale of loans	(64)
Increase in reserve for price fluctuations	1,944
Interest, dividends and income from real estate for rent	(127,915)
Gains on investment securities	(12,895)
Interest expense	826
Exchange losses	2,928
Losses on sale or disposal of property and equipment	871
Equity in net income of affiliated companies	(6)
Decrease in amount due from agencies	350
Increase in amount due from reinsurers	(114)
Decrease in other assets (excluding investment activities-related and financing activities-related)	11,596
Decrease in amount due to agencies	(98)
Decrease in amount due to reinsurers	(123)
Decrease in other liabilities (excluding investment activities-related and financing activities-related)	(10,399)
Other, net	21,198
Sub-total	(174,308)
Interest, dividends and income from real estate for rent received	143,139
Interest paid	(806)
Policyholder dividends	(28,096)
Other, net	9,565
Income taxes paid	(25,706)
Net Cash Used in Operating Activities	¥ (76,212)

(¥: In Millions of yen)		Six months ended September 30, 2004
Cash Flows from Investing Activities:		
Net decrease in short-term investments	¥	30
Investments in monetary claims purchased		(41,295)
Proceeds from sale and redemption of monetary claims purchased		11,619
Investments in monetary trusts		(40,000)
Proceeds from monetary trusts		114,471
Purchase of securities		(1,725,188)
Sale and redemption of securities		1,718,596
Investments in loans		(269,801)
Collection of loans		505,931
Other, net		(15,474)
Sub-total		258,887
Total of Net Cash Provided by Operating Activities and Investment Transactions as Above		182,675
Purchase of property and equipment		(4,988)
Proceeds from sale of property and equipment		698
Net Cash Provided by Investing Activities		254,597
Cash Flows from Financing Activities:		
Proceeds from debt		4,700
Repayments of debt		(2,977)
Purchase of treasury stock		(93)
Sale of treasury stock		41,677
Dividends paid		(6,416)
Dividends paid to minority interests		(30)
Net Cash Provided by Financing Activities		36,858
Effect of Exchange Rate Changes on Cash and Cash Equivalents		(1,746)
Net Increase in Cash and Cash Equivalents		213,498
Cash and Cash Equivalents at Beginning of Period		680,270
Cash and Cash Equivalents at End of Period	¥	893,768

See notes to unaudited consolidated condensed interim financial statements.

NOTES TO UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company and its domestic consolidated subsidiaries maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the provisions of the Insurance Business Law of Japan (the "Insurance Business Law") and in conformity with generally accepted accounting principles and practices in Japan.

The accompanying consolidated condensed financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the consolidated condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the consolidated condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Principles of consolidation

The accompanying consolidated condensed financial statements include the accounts of the Company and its consolidated subsidiaries. All material inter-company balances and transactions are eliminated. The number of consolidated subsidiaries for the six months ended September 30, 2004 was 19. Taiyo Building Management Co., Ltd. was not included in the consolidated condensed financial statements due to liquidation on August 10, 2004.

Investments in affiliates are accounted for under the equity method. The number of affiliated companies for the six months ended September 30, 2004 was 2.

There is no other affiliated company which is accounted for under the cost method.

The financial statements of subsidiaries located outside Japan are prepared for the six months ended June 30, 2004. Appropriate adjustments have been made for material transactions between June 30 and September 30, the date of the consolidated financial statements.

The excess of cost over underlying equity at acquisition dates of investments in subsidiaries and affiliated companies is amortized within 20 years. If the amount is not significant, the cost over equity is charged to current operations immediately.

(c) Foreign currency translation

(i) Foreign currency accounts

Foreign currency assets and liabilities are translated into Japanese yen at foreign exchange rates prevailing at the balance sheet date except for certain hedging instruments and related hedged items, which are translated at the contracted rates of such hedging instruments.

All income and expenses denominated in foreign currencies are translated at the exchange rates prevailing when such transactions are made. Exchange gains and losses are credited or charged to income.

(ii) Foreign currency financial statements of consolidated subsidiaries

Assets, liabilities, income and expenses of the Company's affiliates located outside Japan are translated into Japanese yen at the exchange rates in effect at the balance sheet date in accordance with generally accepted accounting principles and practices in Japan. Gains and losses resulting from translation of foreign currency financial statements are excluded from the statements of operations and are accumulated in minority interests or "Translation Adjustments" in equity.

(d) Investments in securities other than those of subsidiaries and affiliates

Investments in securities other than subsidiaries and affiliates are classified as trading, held-to-maturity, available-for-sale securities and policy-reserve-matching bonds. Trading securities and available-for-sale securities with readily obtainable fair values ("marketable available-for-sale securities") are stated at fair value. Unrealized gains and losses on trading securities are reported in the statement of operations. Unrealized gains and losses on marketable available-for-sale securities are reported in a separate component of equity, net of income taxes, unless the decline of the fair value of any particular available-for-sale securities is considered to be a permanent impairment, in which case such declines are recorded as devaluation (impairment) losses and charged to income. Held-to-maturity and available-for-sale securities without readily obtainable fair values are stated at amortized cost. For the purpose of computing realized gains and losses, cost is determined on the moving average method.

Taiyo Life has set up "policy-reserve-matching bonds". The purpose of the policy-reserve-matching bonds is to reflect the Taiyo Life's ALM (Asset Liability Management) activity in the financial statements. Taiyo Life holds these bonds to hedge the interest rate risk arising from contracted insurance policies. Policy-reserve-matching bonds are not stated at fair market value but are stated at amortized cost, matching with the accounting treatment of the policy reserve of insurance policies. For the purpose of computing realized gains and losses, cost is determined by the moving average method.

Taiyo Life's management and investment policies for policy-reserve-matching bonds include risk management guidelines for monitoring such bonds. Based on the guidelines, Taiyo Life categorizes insurance policies into (1) 'personal insurance policies with maturity less than 25 years'; and (2) policies for 'defined contribution corporate pension insurance' and 'group pure endowment insurance' policies with respect to group annuity insurance.

Taiyo Life identifies the corresponding policy-reserve-matching bonds for each category of insurance policies, which may be adjusted based upon the changing characteristics of the Taiyo Life's underlying policies. Taiyo Life also periodically examines the effectiveness of duration matching, by comparison of the duration of bonds with that of underlying policies.

(e) Reserve for possible loan losses

The Three Life Companies established Self-Assessment Guidelines for the reserve for possible loan losses. With respect to loans to borrowers subject to bankruptcy and similar proceedings, the Three Life Companies provide a specific reserves in the amount of the loan balance less amounts collectible from collateral, guarantees and by other means. For loans to borrowers not yet bankrupt but highly likely to fall into bankruptcy, management determines and provides for the necessary specific reserve amount based on an overall assessment of the borrowers' ability to pay after subtracting the amount collectible from collateral, guarantees and by other means. With respect to other loans, the Three Life Companies provide for a general reserve by applying the historical loan loss ratio determined over a fixed period. Each loan is subject to asset assessment by the business-related division in accordance with the Three Life Companies' Self-Assessment Guidelines, and the results of the assessment are reviewed by the internal auditing division, which is independent from the business-related division, before the reserve amount is finally determined.

Other consolidated subsidiaries also provide for their reserve for possible loan losses using the same procedures as the Three Life Companies. The provision of the reserve is based on the results of self-assessment procedures and also provides for an amount, if considered necessary by management, by applying the historical loan-loss ratio determined over a fixed period.

(f) Reserve for price fluctuations

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a reserve for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets. For the six months, the Company provides a half of the estimated annual reserve.

(g) Policy reserve

Pursuant to requirements under the Insurance Business Law, the Three Life Companies maintain a policy reserve for the fulfillment of future obligations under life insurance contracts. The reserve of the accompanying consolidated condensed financial statements is established pursuant to the net level premium method. This method assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is the portion of the premium covering insurance underwriting risk, based on factors such as mortality rates, investment yield and policy cancellation rates, and excluding the portion covering administrative expenses. The net level premium reserve is calculated using interest and mortality rates set by the Financial Services Agency. For policies issued after April 2001, the net level premium reserve is calculated using an annual 1.5% interest rate and the mortality rate specified in the Life Insurance Companies Standard Mortality Table 1996. Such calculation is not necessarily in accordance with the gross premium basis.

In addition to the above, in order to provide for any extraordinary risks which might arise in the future, the Three Life Companies are required to maintain a contingency reserve at an amount determined based on requirements under the Insurance Business Law.

(h) Reserve for employees' retirement benefits

The Company and its consolidated subsidiaries maintain non-contributory defined benefit plans covering substantially all employees. Under the plans, qualified employees are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement and whether the termination of employment was voluntary or involuntary.

The Company and its consolidated subsidiaries set up a reserve for employees' retirement benefits under the defined benefit plans based on the actuarial calculation value of the retirement benefit obligations and the pension assets. The attribution of retirement benefits to periods of employees' service is made based on the benefit/ years-of service approach. Unrecognized net actuarial gains or losses and gain on a plan amendment are charged or credited to income when incurred.

(i) Reserve for directors' and corporate auditors' retirement benefits

The Company and the certain domestic consolidated subsidiaries have maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company and the certain domestic consolidated subsidiaries set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the six months, the Company provides a half of the estimated annual provision.

(j) Income taxes

During six months ended September 30, 2004, the Company's application to file its tax returns under the consolidated corporate-tax system was approved by the Japanese tax authorities, and the consolidated corporate-tax system has become effective for the year ended March 31, 2005. The new consolidated corporate-tax system allows companies to pay tax based on the combined profits or losses of a parent company and its wholly owned domestic subsidiaries. Due to the adoption of the consolidated corporate-tax system, a portion of valuation allowance for deferred tax assets was reduced in respect of certain consolidated subsidiaries' tax loss carryforwards for which there had been uncertainty regarding realization.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and tax purposes. Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(k) Property and equipment

Property and equipment, including real estate for rent, are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings acquired on and after April 1, 1998 and by the declining-balance method for other property and equipment, based on estimated useful lives ranging from 3 to 50 years for buildings and structures and from 2 to 20 years for equipment.

(l) Software

Development costs for internally used software, which are included in other assets, are capitalized and amortized under the straight-line method over their estimated useful lives of 5 years.

(m) Organization costs

Organization costs are charged to other ordinary expenses as incurred.

(n) Goodwill

The excess of cost over underlying net assets at acquisition, which is included in other assets, is amortized under the straight-line method over 5 years.

(o) Leases

Under Japanese accounting standards for leases, finance leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer finance lease") are capitalized by the lessee, while other finance leases ("non-ownership-transfer finance lease") are permitted to be accounted for as operating lease transactions.

The Company and its consolidated subsidiaries treat all non-ownership-transfer finance leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer finance leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred. Non-ownership-transfer finance leases where the Company is lessor are not treated as finance transactions and related leased assets are included in other assets in the accompanying balance sheets. Depreciation of leased assets is computed by the straight-line method over the respective lease period. Lease income is recognized when incurred.

(p) Land revaluation

Taiyo Life revalued its land for operating purposes as of March 31, 2002, as permitted by the Land Revaluation Law ("the Law"), which became effective in 1998. In accordance with provisions under the Law and related ordinances, the revaluation is a one-time event and subsequent valuation gains/losses after the initial revaluation are not reflected to the financial statements but are disclosed if additional valuation losses are subsequently recognized after the initial revaluation. Net revaluation gains or losses are not charged to income but are reported as a separate component of equity, net of income taxes. In case that the Company sells a part of such revalued land, related revaluation gains or losses are transferred to retained earnings. Book values of land for operating use before and after revaluation as of March 31, 2002 were ¥143,340 million and ¥110,220 million, respectively. The additional valuation losses as of September 30, 2004 amounted to ¥9,334 million.

(q) Derivative financial instruments

Taiyo Life uses swaps, forwards, futures, option contracts and margin trading, to hedge exposure to changes in interest rates, foreign exchange rates, stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, Taiyo Life trades credit derivatives within certain internal limitations.

Daido Life uses derivative financial instruments to hedge exposures to changes in interest rates, foreign exchange rates, stock and bonds prices for assets in the balance sheet or for future investments, and to manage the differences in the durations of its assets and liabilities.

Changes in the fair values of the derivatives designated and qualifying as hedges are either charged to income, reported as other assets/liabilities in the balance sheet, or not recognized based on whether such hedges are considered a fair value, cash flow or special hedge. Derivative financial instruments designated in special hedge relationships are not revalued but the contractual rates of the derivative financial instruments are reflected in income or expense measurement of the hedged items. Changes in fair value of derivatives designated as fair value hedges of assets and liabilities are recognized in income as an offset to the fair value adjustments of the related hedged items. The fair value of instruments hedging anticipated transactions and

referred to as cash flow hedges are recognized in the balance sheet and are reclassified into income when the related hedged item impacts income.

(r) Accounting for consumption taxes

Consumption taxes received or paid by the Company and its domestic subsidiaries are not included in income and expenses. The net of consumption taxes received and paid are separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

(s) Cash and cash equivalents

Cash equivalents consist of highly liquid investments without significant market risk, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Loans

Delinquent loans of the Company and its consolidated subsidiaries as of September 30, 2004 are summarized as follows:

	(Millions of yen)
Loans to bankrupt companies	¥ 292
Past due loans	13,404
Loans overdue for three months or more	5,485
Restructured loans	1,046
Total	¥ 20,227

"Loans to bankrupt companies" are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is unlikely due to significant delay in payment of principal or interest or for some other reason.

"Past due loans" are loans, other than those categorized as "Loans to bankrupt companies" and loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting of the borrower, on which the Company has stopped accruing interest based on self-assessment.

"Loans overdue for three months or more" are loans other than those categorized as "Loans to bankrupt companies" or "Past due loans" for which principal and/or interest are overdue for three months or more.

"Restructured loans" are loans other than those categorized as "Loans to bankrupt companies", "Past due loans" or "Loans overdue for three months or more" for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting of the borrower.

With respect to loans to bankrupt companies and past due loans that are covered by collateral and guarantees, the Company writes off the portion of such loans that is not collectable from

collateral and guarantees, and charges such amounts to the reserve for possible loan losses. Write-offs relating to bankrupt companies for the six months ended September 30, 2004 amounted to ¥177 million. Past due loans decreased due to write-offs by ¥648 million for the six months ended September 30, 2004.

The Company's outstanding loan commitments with borrowers as of September 30, 2004 are summarized as follows:

	(Millions of yen)
Total loan commitments	¥ 4,755
Less amount drawn down	1,955
Unused loan commitments	¥ 2,800

Based on the loan commitment agreements, the extension of credit is subject to the Company's review procedures. The review procedures consist ensuring the use of funds and assessing the creditworthiness of the borrower. Since not all of the outstanding commitments will be drawn down, the outstanding commitment amounts do not necessarily represent future cash requirements.

3. Accumulated Depreciation of Property and Equipment

Accumulated depreciation of property and equipment as of September 30, 2004 was ¥198,304 million.

4. Separate Accounts

The balance sheet includes ¥359,340 million assets and liabilities in equal amounts related to separate accounts, as of September 30, 2004.

Separate account assets and liabilities reported in the accompanying consolidated balance sheet represent funds that are administered and invested by the Company to meet specific investment objectives of the policyholders. All gains and losses relating to separate account assets and liabilities are offset by a corresponding provision for or reversal of policy reserve and do not affect the Company's net income. Separate accounts are established in conformity with the Insurance Business Law. The assets of each account are separately managed to identify investment results of each such account, although they are not legally segregated in terms of their treatment in case of bankruptcy of the insurance company.

Securities invested under the separate accounts are deemed as trading securities, and are stated at fair value. Cost is determined by the moving average method.

5. Reserve for Policyholder Dividends

An analysis of the reserve for policyholder dividends included in policy reserves for the six months ended September 30, 2004 is as follows:

	(Millions of yen)
Balance at beginning of period	¥ 214,295
Policyholder dividends	(28,096)
Increase in interest	538
Decrease due to other reasons	(10)
Provision for reserve for policyholder dividends	24,900
Balance at end of period	¥ 211,628

6. Subordinated Bonds

The Company issued domestic unsecured subordinated notes with an early redeemable option (the "Notes"). The Company, by way of the issuance of the Notes, intends to enhance its solvency margin ratio as well as to develop its relationship with domestic market investors, with a focus on investors in Japan.

The bankruptcy, commencement of corporate reorganization proceedings and commencement of civil rehabilitation proceedings are subordination events for the Notes. When a subordination event occurs, the principal amount and interest of the Notes will not be paid until the conditions for suspension are completed.

7. Other Liabilities

Other liabilities included ¥35,000 million of subordinated borrowings as of September 30, 2004.

8. Commitments

The amounts of the Company's future contributions to the Policyholder Protection Fund, which was taken over by the Policyholder Protection Corporation under the Enactment Law for Financial System Reform in the year ended March 31, 2000, were estimated at ¥4,628 million as of September 30, 2004. The contributions are charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

The amounts of future contributions to the Policyholder Protection Corporation, which are estimated in accordance with Article 259 of the Insurance Business Law, were ¥26,582 million as of September 30, 2004. The contributions are also charged to income as an operating expense when paid, as the amount of future contributions is not yet fixed.

¥143,313 million of the Company's investments in securities and ¥152 million of the Company's lease and installment receivables were mainly pledged as collateral for the overdraft limit of exclusive account of real-time gross settlement of government bonds with the Bank of Japan, the benefit of the Policyholder Protection Corporation in order to secure such future contributions and as a substitution of collateral for margin trading and margin for futures contracts as of September 30, 2004.

The Company had borrowings of ¥5 million that are secured by collateral.

A portion of bonds amounting to ¥23,297 million was loaned under lending contracts as of September 30, 2004.

9. Organizational Change Surplus

The organizational change surplus, which is the portion of net assets attributable to contributions by past policyholders as of the date of the demutualization of Taiyo Life and Daido Life and whose distribution is restricted by Article 92 of the Insurance Business Law, amounted to ¥63,158 million and ¥10,836 million as of September 30, 2004, respectively.

10. Investments in Affiliates

Securities included ¥153 million of investments in affiliates as of September 30, 2004.

11. Consolidated Statement of Cash Flows

The following table provides a reconciliation of cash and cash equivalents in the statement of cash flows to cash and cash deposits as stated in the balance sheet as of September 30, 2004:

	(Millions of yen)
Cash and deposits	¥ 410,661
Less: deposits with an original maturity of more than three months	(420)
Call loans	333,531
Monetary claims purchased	209,895
Less: monetary claims purchased more than three months	(59,898)
Cash and cash equivalents	¥ 893,768

12. Segment Information

Segment information is not required to be disclosed, as ordinary revenues and total assets related to the Company's insurance business in Japan exceed 90% of the total amounts of both ordinary revenues and total assets.

13. Lease Transactions

Information regarding non-ownership-transfer finance leases were as follows:

(1) As Lessee

Pro forma information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2004 is summarized as follows:

	(Millions of yen)
Equipment:	
Acquisition cost	¥ 2,768
Accumulated depreciation	(1,466)
Net carrying value	1,301

Obligations under finance leases as of September 30, 2004 were as follows:

	(Millions of yen)
Due within one year	¥ 562
Due after one year	802
Total	1,365

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2004 were ¥313 million.

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the six months ended September 30, 2004 were as follows:

	(Millions of yen)
Depreciation	¥ 278
Imputed interest cost	32

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of September 30, 2004 were as follows:

	(Millions of yen)
Due within one year	¥ 9
Due after one year	10
Total	19

(2) As Lessor

Information of non-ownership-transfer finance leases contracted as a lessor, required under Japanese accounting standards, for the six months ended September 30, 2004 is summarized as follows.

Leased assets included in the accompanying balance sheet accounted for under operating lease accounting are summarized as follows:

	(Millions of yen)
Other:	
Acquisition cost	¥ 42,170
Accumulated depreciation	(22,642)
Net carrying value	19,528

The amounts equivalent to the minimum lease payments to be received as of September 30, 2004 was as follows:

	(Millions of yen)
Due within one year	¥ 7,116
Due after one year	16,958
Total	24,074

Gross lease income, recovery to the principal amount and net lease income if the Company applied finance lease accounting to non-ownership-transfer finance leases for the six months ended September 30, 2004 would have been as follows:

	(Millions of yen)
Gross lease income	¥ 3,913
Recovery to principal amount	3,393
Net lease income	556

Imputed interest cost is computed by the interest method.

14. Investments in Securities

Investments in held-to-maturity securities with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Carrying Amount	Fair Value	Gross Unrealized Gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 390,583	¥ 399,414	¥ 8,831
Municipal bonds	642,559	664,699	22,140
Corporate bonds	892,301	906,591	14,289
Total domestic bonds	1,925,444	1,970,706	45,261
Foreign bonds	99,785	100,635	849
Other securities	67,123	67,378	255
Total	¥ 2,092,353	¥ 2,138,720	¥ 46,366

Note: Other securities include certificates of deposits amounting to ¥5,000 million that are shown as cash and deposit, commercial paper amounting to ¥45,998 million and beneficiary trust certificates amounting to ¥16,124 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2004, respectively.

Bonds for policy-reserve-matching with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Carrying Amount	Fair Value	Gross Unrealized Gains (Losses)
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 446,441	¥ 463,892	¥ (2,549)
Municipal bonds	167,812	169,384	1,572
Corporate bonds	751,188	752,441	1,252
Total	¥ 1,385,442	¥ 1,385,718	¥ 275

Other securities with readily obtainable fair value as of September 30, 2004 are summarized as follows:

	Carrying Amount	Fair Value	Gross Unrealized Gains
		(Millions of yen)	
Domestic bonds:			
Government bonds	¥ 384,557	¥ 396,020	¥ 11,463
Municipal bonds	684,480	706,305	21,825
Corporate bonds	783,872	801,559	17,686
Total domestic bonds	1,852,909	1,903,885	50,976
Domestic stocks	616,057	787,883	171,826
Foreign securities:			

Foreign bonds	886,116	918,746	32,630
Foreign stocks	34,292	35,064	772
Foreign other securities	72,661	72,893	231
Total foreign securities	993,070	1,026,704	33,634
Other securities	786,323	808,888	22,565
Total	¥ 4,248,360	¥ 4,527,362	¥ 279,001

Note 1: Other securities include certificates of deposits amounting to ¥20,000 million that are shown as cash and deposits, commercial paper amounting to ¥127,996 million and beneficiary trust certificates amounting to ¥19,774 million that are shown as monetary claims purchased on the balance sheet as of September 30, 2004, respectively.

Note 2: With regard to impairment losses with respect to the other securities as of September 30, 2004, ¥2,401 million was charged to income. Impairment loss was recognized when fair market value as of September 30, 2004 decreased from the acquisition cost by 30% or more.

Securities without readily obtainable fair value held by the Company as of September 30, 2004 are summarized as follows:

	Carrying Amount (Millions of yen)
Other securities:	
Unlisted stocks (excluding over-the-counter stocks)	¥ 20,449
Foreign securities / Unlisted stocks (excluding over-the-counter stocks)	150,000
Foreign securities / other securities	22,365
Other securities	14,707
Total	¥ 207,521

15. Investment in Monetary Trusts

There is no monetary trust for held-to-maturity and policy-reserve-matching purposes as of September 30, 2004.

Monetary trust other than investment, held-to-maturity and policy-reserve-matching purpose as of September 30, 2004 is summarized as follows:

	Acquisition Cost	Carrying Amount	Gross Unrealized Loss
		(Millions of yen)	
Monetary Trusts	¥ 84,135	¥ 83,617	¥ 518

Note 1: In addition to the monetary trust above, investments in short term monetary trusts amounting to ¥50,000 million and joint monetary trusts amounting to ¥35,350 million are stated at acquisition cost on the balance sheet as of September 30, 2004, respectively.

Note 2: Impairment losses with respect to monetary trust other than investment, held-to-maturity, and policy-reserve-matching as of September 30, 2004 of ¥312 million were charged to income. Impairment loss was recognized when the fair market value as of September 30, 2004 decreased from acquisition cost by 30% or more.

16. Derivative Financial Instruments

The Company uses swaps, forwards, futures and option contracts to hedge exposure to changes in interest rates, foreign exchange rates and stock and bond prices for assets in the balance sheet or for future investments, and to manage the differences in the duration of its assets and liabilities. In addition, the Company trades credit derivatives within certain internal guidelines such as total notional amount and credit rating of entities to be referred under the credit derivatives.

The Company has established internal rules regarding derivative financial instruments including policies and procedures for risk assessment, approval, reporting and monitoring. Based on such rules, the use of new types of derivative financial instruments must be approved by the board of directors. Such rules enable the Company to maintain an adequate control environment for derivative financial instruments. All dealing functions, such as the front, back and middle offices, are completely separated into different departments. The middle office, the Total Risk Monitoring Department, periodically monitors, measures and analyzes risks related to derivative financial instruments, and periodically reports total risk, position and gains and losses to the board of directors.

Instruments are traded either over an exchange or with counterparties of high credit quality and the risk of non-performance by the counterparties is therefore considered to be remote.

The following tables show a summary of the notional amounts and current market or fair values of derivative financial instruments held as of September 30, 2004. Notional amounts do not represent exposure to credit loss.

		As of September 30, 2004		
		Notional Amount	Current Market or Fair Value	Gross Unrealized Gains (Losses)
			(Millions of yen)	
Currency	Foreign exchange contracts sold	¥ 781,838	¥ 799,347	¥ (17,509)
	Foreign exchange contracts bought	297	296	0
	Foreign currency options sold (call)	5,613		
	Foreign currency options sold (call) premium	(28)	29	(1)
	Foreign currency options bought (put)	5,310		
	Foreign currency options bought (put) premium	(28)	3	(25)
Interest rate	Interest rate swap: fixed rate receipt/ floating rate payment	222,221	4,872	4,872
	Interest rate swap: fixed rate payment/floating rate receipt	144,982	(255)	(255)
	Stock index futures bought	17,050	16,493	(556)
	Stock index option bought	69,892		
	Stock index option bought premium	(4,376)	2,965	(1,410)
Bonds	Bond future sold	37,566	38,079	(513)
	Total valuation loss, net			¥ (15,400)

Note 1: The transactions that apply deferral hedge and fair value hedge including special treatment for interest rate swaps are included above.

Note 2: Foreign currency monetary assets or liabilities, etc. that are fixed at the yen amount at settlement time by employing foreign exchange forward contract, etc. and are stated in yen in the accompanying balance sheet are excluded above.

17. Per Share Information

Net income per share calculated based on the weighted average number of shares of common stock outstanding during the six months ended September 30, 2004 was ¥111.35. Net assets per share calculated based on the number of shares of common stock outstanding as of September 30, 2004 were ¥2,081.55.

Summary of the net income per share computations is as follows.

	Six months ended September 30, 2004
	(Millions of yen)
Net income	26,005
Net income available to common stockholders	26,005
	(Shares)
Weighted average common shares outstanding	233,523,846

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2004)

November 18, 2004

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 18, 2004
Interim Dividends: Applicable
Application of Share Unit System: Yes (50 shares for a unit)

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2004 (April 1, 2004 – September 30, 2004)

(1) Results of Operations

Note: Since the company was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year. Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	% change
Six months ended Sep. 30, 2004	¥8,233 million	-	¥6,453 million	-	¥5,645 million	-

	Net Income	%change	Net Income per Share
Six months ended Sep. 30, 2004	¥6,032 million	-	¥24.98

Notes:
1. *Average number of outstanding shares during the term: six months ended September 30, 2004; 241,491,059*
2. *Changes in method of accounting: None*
3. *% changes for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended Sep. 30, 2004	¥-	¥-

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of September 30, 2004	¥545,407 million	¥538,255 million	98.7%	¥2,228.97

Notes:
1. *Number of outstanding shares at the end of the term: as of September 30, 2004; 241,480,903*
2. *Number of treasury stock at the end of the term: as of September 30, 2004; 19,097*

2. Non-Consolidated Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

	Operating Income	Ordinary Profit	Net Income
Year Ending Mar. 31, 2005	¥26,000 million	¥21,000 million	¥22,000 million

	Annual Dividends per Share	
	Year-End	
Year Ending Mar. 31, 2005	¥45.00	¥45.00

Notes:
1. *The above forecasts have not been changed from the previous forecasts announced on May 19, 2004.*
2. *Projected net income per share for the year ending March 31, 2005 is ¥91.09.*

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Condensed Interim Financial Statements

T&D Holdings, Inc.

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheet

(¥: In Millions of yen)		As of September 30, 2004	%
Assets:			
Current Assets:			
Cash and Deposits	¥	4,242	
Other Current Assets		1,673	
Total Current Assets		5,915	1.1
Fixed Assets:			
Tangible Fixed Assets		128	
Intangible Fixed Assets		7	
Investments and Other Assets:			
Investments in Subsidiaries		539,066	
Other Fixed Assets		290	
Total Investments and Other Assets		539,356	
Total Fixed Assets		539,491	98.9
Total Assets	¥	545,407	100.0
Liabilities:			
Current Liabilities:			
Short-Term Debt	¥	5,000	
Other Current Liabilities		2,104	
Total Current Liabilities		7,104	1.3
Fixed Liabilities:			
Reserve for Directors' and Corporate Auditors' Retirement Benefits		48	0.0
Total Liabilities		7,152	1.3
Stockholders' Equity:			
Common Stock			
Authorized – 966,000,000 shares			
Issued – 241,500,000 shares		100,000	18.3
Capital Surplus		432,316	79.3
Retained Earnings		6,032	1.1
Treasury Stock		(93)	(0.0)
Total Stockholders' Equity		538,255	98.7
Total Liabilities and Stockholders' Equity	¥	545,407	100.0

See notes to unaudited non-consolidated condensed interim financial statements.

Unaudited Non-Consolidated Condensed Statement of Operations

(¥: In Millions of yen)		Six months ended September 30, 2004	%
Operating Income:			
Dividends on Investments in Subsidiaries	¥	6,750	
Fees and Commissions Received from Subsidiaries		1,483	
Total Operating Income		8,233	100.0
Operating Expenses:			
General and Administrative Expenses		1,780	21.6
Operating Profit		6,453	78.4
Non-Operating Income		12	0.2
Non-Operating Expenses		819	10.0
Income before Income Taxes		5,645	68.6
Income Taxes:			
Current		(240)	(2.9)
Deferred		(146)	(1.8)
Net Income		6,032	73.3
Unappropriated Retained Earnings at End of Period	¥	6,032	
Ordinary Profit		5,645	68.6

See notes to unaudited non-consolidated condensed interim financial statements.

NOTES TO UNAUDITED NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(a) Basis of presentation

On April 1, 2004, T&D Holdings, Inc. (the "Company") was established, as a life insurance holding company, through which Taiyo Life Insurance Company ("Taiyo Life"), Daido Life Insurance Company ("Daido Life") and T&D Financial Life Insurance Company ("T&D Financial Life") (the "Three Life Companies"), have become wholly-owned subsidiaries, through share transfers. The business combination was accounted for as a pooling of interests.

The Company maintains its accounting records and prepares its financial statements in Japanese yen in conformity with generally accepted accounting principles and practices in Japan.

The accompanying non-consolidated condensed financial statements are compiled from the interim financial statements prepared by the Company in line with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements" (Ministry of Financial Ordinance). In preparing the condensed financial statements, certain items presented in the original financial statements have been reclassified and summarized for readers outside Japan. These financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of accounting principles generally accepted in the United States. In addition, the accompanying footnotes include information which is not required under accounting principles and practices generally accepted in Japan, but is presented herein as additional information to the condensed financial statements.

Amounts of less than one million yen have been eliminated. As a result, yen totals shown herein do not necessarily agree with the sum of the individual amounts.

(b) Valuation of securities

Investments in subsidiaries that do not have readily determinable fair values are valued at cost determined by the moving average method.

(c) Reserve for directors' and corporate auditors' retirement benefits

The Company has maintained retirement benefit plans covering all directors and corporate auditors. Under the plans, all directors and corporate auditors are entitled to lump-sum or annuity payments based on their current rate of pay and length of service at retirement.

The Company set up a reserve for directors' and corporate auditors' retirement benefits under the defined benefit plans based on an actuarial calculation of the value of the retirement benefit obligations. The attribution of retirement benefits to periods of consignees' service is made based on the benefit/ years-of service approach.

For the six months, the Company provides a half of the estimated annual provision.

(d) Income taxes

The Company files a consolidated tax return in Japan.

The provision for income taxes is based on income recognized for financial statement purposes, which includes deferred income taxes representing the effects of temporary differences between income recognized for financial reporting purposes and income recognized for tax purposes.

Deferred tax assets and liabilities are determined based on the difference between assets and liabilities for financial reporting purposes and tax purposes using the statutory tax rate.

(e) Fixed assets

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method for buildings and by the declining-balance method for other property and equipment, based on the following estimated useful lives:

Buildings and structures 8 to 50 years
Equipment 6 years

Depreciation of intangible assets is computed by the straight-line method. The Company's internal use software is depreciated based on estimated useful lives (five years).

(f) Organization costs

Organization costs are charged to operating expenses as incurred.

(g) Leases

Under Japanese accounting standards for leases, financial leases that have been deemed to transfer ownership of the leased property to the lessee ("ownership-transfer financial lease") are capitalized by the lessee, while other financial leases ("non-ownership-transfer financial lease) are permitted to be accounted for as operating lease transactions.

The Company treats all non-ownership-transfer financial leases as operating leases. Accordingly, leased assets with respect to non-ownership-transfer financial leases where the Company is the lessee are not recognized in the accompanying balance sheet and lease payments are charged to income when incurred.

(h) Accounting for consumption taxes

Consumption taxes received or paid by the Company is not included in income and expenses. The net amount of consumption taxes received and paid is separately recorded on the balance sheet. Where consumption taxes paid are not fully credited against consumption taxes received, the non-credited portion is charged as an expense in the period in which the consumption taxes are paid. However, certain non-credited portions of consumption taxes paid such as the purchase of property and equipment are not charged to expense but are deferred as prepaid expenses and amortized against income over a five-year period on a straight-line basis.

2. Accumulated Depreciation of Tangible Assets

Accumulated depreciation of tangible assets as of September 30, 2004 was ¥4 million.

3. Non-Operating Expenses

The main components of non-operating expenses for the six months ended September 30, 2004 were as follows:

		(Millions of yen)
Amortization for organization costs	¥	700
Stock offering expense		114

4. Depreciation Expenses

Depreciation expenses for the six months ended September 30, 2004 were as follows:

		(Millions of yen)
Tangible assets	¥	4
Intangible assets		0

5. Lease

Information of non-ownership-transfer finance leases contracted as a lessee, such as acquisition cost and related accumulated depreciation of leased assets, obligation under finance leases, depreciation expense and interest expense of finance leases, which is required under Japanese accounting standards for leases for the six months ended September 30, 2004 is summarized as follows:

		(Millions of yen)
Acquisition cost	¥	28
Accumulated depreciation		(2)
Net carrying value		25

Obligations under finance leases as of September 30, 2004 were as follows:

		(Millions of yen)
Due within one year	¥	6
Due after one year		21
Total		28

Total payments for non-ownership-transfer finance leases for the six months ended September 30, 2004 were ¥3 million.

Depreciation and imputed interest cost, which are not reflected in the accompanying statement of operations, for the six months ended September 30, 2004 were as follows:

		(Millions of yen)
Depreciation	¥	2
Imputed interest cost		0

Depreciation is computed by the straight-line method over the respective lease period. The residual value at the end of the lease period is not considered for the calculation of depreciation. Imputed interest cost is computed by the interest method.

Future minimum lease payments on operating lease as of September 30, 2004 were as follows:

	(Millions of yen)
Due within one year	¥ 3
Due after one year	4
Total	7

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Six Months Ended September 30, 2004

1. Sales Results

(Billions of Yen)

Six Months Ended September 30, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New Policy Amount	3,842.1	0.8%	1,447.6	(1.3%)	2,234.2	5.9%	160.2	(31.7%)
Surrender & Lapse Amount	2,492.3	(10.6%)	682.7	(0.3%)	1,593.5	(12.6%)	215.9	(22.9%)
Surrender & Lapse Rate	-	-	4.25%	(0.24point)	4.06%	(0.58point)	6.89%	(1.57point)
Policy Amount in Force	59,007.6	0.9%	16,528.9	2.8%	39,454.1	0.4%	3,024.5	(3.5%)

Notes:

1. New policy amount and policy amount in force include individual insurance and annuities.

2. New policy amount includes increase from conversion.

3. Surrender and lapse rate is not annualized.

4. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

2. Summary of Operations

(Billions of Yen)

Six Months Ended September 30, 2004	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary Revenues	1,215.0	-	599.6	(3.9%)	556.8	(7.1%)	60.1	(44.0%)
Income from Insurance Premiums and Others	884.6	-	394.1	(4.7%)	434.4	(9.6%)	56.1	(39.7%)
Investment Income	168.7	-	90.3	(36.5%)	76.7	(25.6%)	2.6	(79.2%)
Ordinary Expenses	1,156.4	-	584.5	(3.2%)	509.3	(4.5%)	62.5	(42.7%)
Insurance Claims and Other Payments	953.8	-	493.3	4.2%	422.5	(7.8%)	37.9	(14.6%)
Investment Expenses	55.8	-	29.7	(55.3%)	23.9	75.9%	3.6	1366.2%
Ordinary Profit (Loss)	58.6	-	15.1	(23.9%)	47.4	(28.0%)	(2.3)	26.2%
Extraordinary Gains	3.0	-	7.0	527.0%	7.6	143.8%	0.0	(96.6%)
Extraordinary Losses	3.0	-	1.2	(21.6%)	1.2	(75.3%)	0.5	155.2%
Provision for Reserve for Policyholder Dividends	24.9	-	6.5	(0.8%)	17.7	0.2%	0.5	27.2%
Net Income	26.0	-	8.9	24.0%	13.1	(54.5%)	12.8	-

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Since T&D Holdings was established on April 1, 2004, there are no comparative data for the same term of the previous fiscal year.

3. Total Assets

(Billions of Yen)

Six Months Ended September 30, 2004	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Total Assets	12,966.3	-	6,290.0	(119.4)	5,938.8	(79.0)	700.2	17.9

4. Key Indicators

(Billions of Yen)

Six Months Ended September 30, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core Profit	68.7	(3.0%)	19.0	(24.3%)	51.9	8.1%	(2.2)	(3.5%)
Amount of Negative Spread	31.8	26.8%	18.8	65.4%	10.6	0.8%	2.3	(25.7%)
Solvency Margin Ratio	-	-	837.4%	(25.9point)	989.3%	(45.6point)	1451.3%	466.5point
Adjusted Net Asset	1,049.6	(69.4)	407.8	(44.0)	597.2	(35.2)	44.5	9.9

Note: "Change" in adjusted net asset is presented in the amount change comparison from the previous fiscal year-end.

5. Unrealized Gains/ Losses on Securities and Real Estate

(Billions of Yen)

Six Months Ended September 30, 2004	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Unrealized Gains/Losses on Securities	325.0	(101.0)	117.7	(51.1)	205.8	(49.6)	1.3	(0.2)
Domestic Bonds	96.4	(2.9)	14.2	0.6	80.4	(4.4)	1.7	0.8
Domestic Stocks	171.8	(65.9)	78.1	(28.8)	93.6	(37.0)	0.0	(0.0)
Foreign Securities	34.4	(14.5)	24.5	(17.2)	11.1	3.0	(1.2)	(0.4)
Real Estate	(22.2)	(0.9)	(9.3)	(0.3)	(12.8)	(0.5)	-	-

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains/ losses on real estate is basically calculated based on the posted price.

3. Daido Life's net unrealized gains/ losses on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

1. T&D Holdings

(1) Consolidated

The full year forecasts for the year ending March 31, 2005 announced on May 19, 2004 were revised based on the results of the first half period, ended September 30, 2004.

(Billions of Yen)

	Previous Forecast (A) (as of May 19, 2004)	Revised Forecast (B)	Amount of Change (B) – (A)	Percentage of Change (%)
Ordinary Revenues	2,320	2,303	(17)	(0.7)
Ordinary Profit	96	107	11	11.5
Net Income	48	40	(8)	(16.7)

(2) Non-Consolidated

Non-consolidated forecasts for the year ending March 31, 2005 and shareholders' dividends (45 yen per share) remain unchanged.

(Billions of Yen)

	Operating Income	Ordinary Profit	Net Income
Year-End	26	21	22

2. Three Life Insurance Companies (Non-consolidated Basis)

The full year forecasts for the year ending March 31, 2005 announced on May 19, 2004 were revised based on the three life insurance company's results of the first half period, ended September 30, 2004.

(Billions of Yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary Revenues	1,139	1,054	136
change	-	6	(23)
Ordinary Profit	24	88	(5)
change	-	12	(1)
Net Income	6	31	11
change	-	-	-

Note: "Change" represents the amount change from the previous forecasts announced on May 19, 2004.

(Billions of Yen)

	Sum of Three Companies	Taiyo Life	Daido Life	T&D Financial Life
Core Profit	125	31	98	(4)
change	9	-	10	(1)
Income from Insurance Premiums and Others	1,749	764	867	118
change	(8)	-	8	(16)
Negative Spread	74	43	27	4
change	3	-	3	-
New Policy Amount	7,903	3,000	4,600	303
change	(204)	-	-	(204)
			Term Life 4,420	Variable Annuity 58
			-	(18)
Policy Amount in Force	59,526	17,130	39,470	2,926
change	(182)	-	-	(182)
			Term Life 35,440	Variable Annuity 229
			-	(17)
Surrender and Lapse Rate	-	8.9%	8.5%	12.9%
change		-	-	(0.5 point)

Notes:

1. "Change" represents the amount change from the previous forecasts announced on May 19, 2004.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2004)

November 18, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 18, 2004
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended Sep. 30, 2004	¥556,801million	(7.1)	¥47,454 million	(28.0)	¥51,965 million	8.1	¥13,138 million	(54.5)
Six months ended Sep. 30, 2003	¥599,360 million	(2.3)	¥65,901 million	250.0	¥48,056 million	23.9	¥28,861 million	844.1
FY2003 ended Mar. 31, 2004	¥1,190,304 million	0.7	¥104,792 million	127.7	¥107,354 million	21.0	¥38,052 million	232.5

	Net Income Per Share
Six months ended Sep. 30, 2004	¥8,759.20
Six months ended Sep. 30, 2003	¥19,240.73
FY2003 ended Mar. 31, 2004	¥25,320.30

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2004: 1,500,000; for the six months ended September 30, 2003: 1,500,000; for the fiscal year ended March 31, 2004: 1,500,000*
2. *% changes for ordinary revenues, ordinary profit and net income are presented in comparison with the same term of the previous fiscal year.*
3. *Changes in method of accounting: None*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended Sep. 30, 2004	¥-	¥-
Six months ended Sep. 30, 2003	¥-	¥-
FY2003 ended Mar. 31, 2004	¥-	¥3,000.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sep. 30, 2004	¥5,938,831 million	¥272,213 million	4.6%	¥181,475.70
As of Sep. 30, 2003	¥6,051,668 million	¥232,867 million	3.8%	¥155,245.12
As of Mar. 31, 2004	¥6,017,918 million	¥293,053 million	4.9%	¥195,320.80

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2004: 1,500,000; as of September 30, 2003: 1,500,000; as of March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

2. Forecasts for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Daido Life's forecasts are omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Six Month Ended September 30, 2004"*.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unaudited Non-Consolidated Interim Financial Statements

Daido Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Assets:						
Cash and Deposits:						
Cash	¥ 88		¥ 84		¥ 107	
Deposits	294,743		304,091		282,043	
Total Cash and Deposits	294,831	4.9	304,175	5.1	282,151	4.7
Call Loans	70,000	1.2	125,000	2.1	75,000	1.3
Monetary Claims Purchased	59,998	1.0	127,996	2.2	72,998	1.2
Monetary Trusts	183,025	3.0	168,917	2.9	248,920	4.1
Securities:						
Government bonds	321,025		315,707		306,571	
Municipal bonds	1,162,162		1,065,332		1,083,212	
Corporate bonds	1,149,344		1,134,831		1,158,706	
Domestic stocks	330,918		360,729		396,079	
Foreign securities	746,849		538,663		652,352	
Other securities	296,533		482,669		376,739	
Total Securities	4,006,834	66.2	3,897,935	65.6	3,973,661	66.0
Loans:						
Policy loans	79,093		80,397		79,886	
Commercial loans	1,086,070		1,000,804		1,042,249	
Total Loans	1,165,163	19.2	1,081,202	18.2	1,122,136	18.7
Property and Equipment:						
Land	96,338		87,693		88,029	
Buildings	71,114		65,846		67,724	
Equipment	1,195		1,197		1,196	
Construction in progress	218		546		361	
Total Property and Equipment	168,868	2.8	155,284	2.6	157,311	2.6
Due from Agencies	5,395	0.1	1,552	0.0	1,902	0.0
Due from Reinsurers	1,093	0.0	1,303	0.0	1,209	0.0
Other Assets:						
Accounts receivable	7,726		11,176		13,732	
Prepaid expenses	5,183		4,060		4,941	
Accrued income	24,254		19,701		23,479	
Deposit for rent	3,876		3,784		4,136	
Margin for futures contracts	–		1,371		793	
Derivatives	3,676		76		14,201	
Deferred valuation losses on hedge	–		96		–	
Suspense payable	8,138		5,961		1,563	
Other assets	6,981		9,484		6,709	
Total Other Assets	59,837	1.0	55,714	0.9	69,556	1.2
Deferred Tax Assets	41,112	0.7	21,933	0.4	16,790	0.3
Reserve for Possible Loan Losses	(4,492)	(0.1)	(2,183)	(0.0)	(3,721)	(0.1)
Total Assets	¥ 6,051,668	100.0	¥ 5,938,831	100.0	¥ 6,017,918	100.0

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 42,422		¥ 40,942		¥ 45,933	
Policy reserve	5,386,197		5,293,568		5,332,626	
Reserve for policyholder dividends	138,536		135,954		135,972	
Total Policy Reserves	5,567,157	92.0	5,470,465	92.1	5,514,531	91.6
Due to Agencies	0	0.0	–	–	–	–
Due to Reinsurers	574	0.0	607	0.0	599	0.0
Other Liabilities:						
Cash collateral receiving under security lending contracts	83,627		23,215		23,914	
Accrued income taxes	14,997		10,804		22,960	
Accounts payable	3,604		5,056		8,558	
Accrued expenses	7,760		8,340		8,838	
Unearned income	4,603		4,266		4,450	
Deposits received	448		467		1,630	
Guarantee deposits	5,657		5,630		5,428	
Margin for futures contracts	54		–		–	
Derivatives	3,942		5,374		1,560	
Deferred valuation gains on hedge	–		48		1,052	
Suspense receipt	3,546		3,561		3,495	
Other liabilities	30,000		30,000		30,000	
Total Other Liabilities	158,242	2.6	96,764	1.6	111,890	1.9
Reserve for Employees' Retirement Benefits	62,757	1.1	65,588	1.1	65,426	1.1
Reserve for Directors' and Corporate Auditors' Retirement Benefits	–	–	1,562	0.0	1,531	0.0
Reserve for Losses on Sale of Loans	64	0.0	–	–	64	0.0
Reserve for Price Fluctuations	30,005	0.5	*31,629*	0.6	30,820	0.5
Total Liabilities	5,818,801	96.2	*5,666,617*	95.4	5,724,865	95.1
Stockholder's Equity:						
Common Stock						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	75,000	1.2	75,000	1.3	75,000	1.2
Capital Surplus	54	0.0	54	0.0	54	0.0
Retained Earnings:						
Legal reserve for future losses	1,941		2,856		1,941	
Appropriated retained earnings	40,951		55,673		40,904	
Unappropriated retained earnings	34,660		36,781		43,898	
Total Retained Earnings	77,553	1.3	95,311	1.6	86,744	1.5
Net Unrealized Gains on Securities	80,260	1.3	101,848	1.7	131,254	2.2
Total Stockholder's Equity	232,867	3.8	272,213	4.6	293,053	4.9
Total Liabilities and Stockholder's Equity	¥ 6,051,668	100.0	¥ 5,938,831	100.0	¥ 6,017,918	100.0

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Six months ended September 30, 2003	%	Six months ended September 30, 2004	%	Year ended March 31, 2004	%
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 480,132		¥ 433,662		¥ 927,015	
Ceded reinsurance commissions	662		738		1,244	
Total Income from Insurance Premiums	480,795		434,401		928,260	
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	1,459		1,764		3,294	
Interest income and dividends from securities	43,889		42,904		94,750	
Interest income from loans	12,369		11,480		24,480	
Interest from real estate for rent	3,394		3,024		6,466	
Other income from interest and dividends	68		132		186	
Total interest, dividends and income from real estate for rent	61,180		59,305		129,178	
Gains from monetary trusts, net	5,025		3,929		7,040	
Gains on investment in trading securities, net	–		3,750		–	
Gains on sale of securities	22,415		8,251		32,418	
Other investment income	1,267		1,311		2,513	
Gains on separate account, net	13,298		215		23,484	
Total Investment Income	103,187		76,765		194,634	
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	94		73		166	
Income due to withheld insurance payments	1,024		1,121		2,712	
Reversal of reserve for outstanding claims	5,311		4,990		1,800	
Reversal of policy reserve	8,520		39,058		62,092	
Other ordinary profit	427		390		638	
Total Other Ordinary Income	15,378		45,634		67,410	
Total Ordinary Revenues	¥ 599,360	100	¥ 556,801	100	¥ 1,190,304	100

	Six months ended September 30,				Year ended March 31,	
	2003	%	2004	%	2004	%
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 181,412		¥ 159,602		¥ 315,064	
Annuity payments	13,553		12,704		26,541	
Insurance benefits	114,214		96,133		218,324	
Surrender payments	112,833		115,555		205,516	
Other payments	35,790		37,874		143,386	
Reinsurance premiums	645		646		1,356	
Total Insurance Claims and Other Payments	458,451		422,516		910,190	
Provision for Policy and Other Reserves:						
Interest portion of reserve for policyholder dividends	501		480		988	
Investment Expenses:						
Interest expenses	15		18		26	
Losses on investment in trading securities, net	1,618		–		2,059	
Losses on sale of securities	1,068		6,678		10,068	
Devaluation losses on securities	485		1,495		331	
Losses from derivatives, net	3,571		8,629		21,565	
Foreign exchange losses, net	1,259		2,787		5,289	
Write-off of loans	1,268		3		1,590	
Depreciation of real estate for rent	1,529		1,394		3,044	
Other investment expenses	2,801		2,943		5,912	
Total Investment Expenses	13,617		23,951		49,887	
Operating Expenses	54,217		55,603		108,698	
Other Ordinary Expenses:						
Payments related to withheld insurance claims	866		1,124		1,618	
Taxes	3,372		3,334		6,709	
Depreciation	2,162		1,992		4,228	
Provision for reserve for employees' retirement benefits	123		162		2,792	
Other ordinary losses	145		181		397	
Total Other Ordinary Expenses	6,671		6,794		15,746	
Total Ordinary Expenses	533,458	89.0	509,346	91.5	1,085,512	91.2
Ordinary Profit	¥ 65,901	11.0	¥ 47,454	8.5	¥ 104,792	8.8

	Six months ended September 30,				Year ended March 31,	
	2003	%	2004	%	2004	%
Extraordinary Gains:						
Gains on sale of property and equipment	¥ 787		¥ 110		¥ 1,151	
Reversal of reserve for possible loan losses	1,858		1,522		2,495	
Recoveries of bad debts previously written-off	251		73		340	
Gains on sale of parent company's stocks	–		5,838		–	
Reversal of reserve for losses on sale of loans	–		64		–	
Reversal of reserve for employees' retirement benefits	225		–		225	
Total Extraordinary Gains	3,121	0.5	7,610	1.4	4,211	0.4
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	4,235		376		14,578	
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	–		–		1,281	
Provision for reserve for losses on sale of loans	0		–		0	
Provision for reserve for price fluctuations	763		808		1,578	
Payments for 100th anniversary project	26		57		74	
Total Extraordinary Losses	5,025	0.8	1,242	0.2	17,513	1.5
Provision for Reserve for Policyholder Dividends	17,757	3.0	17,791	3.2	30,521	2.6
Income Before Income Taxes	46,240	7.7	36,030	6.5	60,969	5.1
Income Taxes:						
Current	16,241	2.7	11,413	2.0	26,279	2.2
Deferred	1,137	0.2	11,477	2.1	(3,361)	(0.3)
Net Income	28,861	4.8	13,138	2.4	38,052	3.2
Unappropriated Retained Earnings at Beginning of Period	5,772		23,585		5,772	
Transfer from appropriated retained earnings	26		57		74	
Unappropriated Retained Earnings at End of Period	¥ 34,660		¥ 36,781		¥ 43,898	

Supplementary Materials for the Six Months Ended September 30, 2004

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights (Non-Consolidated)

2. Investment in General Account Assets for the Six Months Ended September 30, 2004 (Non-Consolidated)

1. Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number, 100 Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004				As of March 31, 2004	
	Number	Amount	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	1,992,453	379,196	1,996,486	100.2	382,691	100.9	2,000,025	381,239
Individual annuities	136,524	11,562	141,527	103.7	11,849	102.5	139,284	11,709
Sub total	2,128,977	390,758	2,138,013	100.4	394,541	101.0	2,139,309	392,948
Group insurance	-	124,187	-	-	120,274	96.8	-	122,233
Group annuities	-	24,014	-	-	21,953	91.4	-	22,963

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number, 100 Millions of Yen, %)

Category	Six Months Ended September 30, 2004					
	Number	Change (%)	Amount	Change (%)	New Policies	Increase from Conversion
Individual insurance	119,792	99.3	21,914	105.6	21,884	30
Individual annuities	4,817	126.4	428	126.6	428	0
Sub total	124,609	100.1	22,342	105.9	22,312	30
Group insurance	-	-	109	15.9	109	
Group annuities	-	-	0	37.3	0	

Category	Six Months Ended September 30, 2003				Year Ended March 31, 2004			
	Number	Amount	New Policies	Increase from Conversion	Number	Amount	New Policies	Increase from Conversion
Individual insurance	120,683	20,755	20,711	44	247,490	42,290	42,195	95
Individual annuities	3,811	338	337	1	9,424	807	806	1
Sub total	124,494	21,094	21,049	45	256,914	43,097	43,001	96
Group insurance	-	691	691		-	919	919	
Group annuities	-	2	2		-	2	2	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums of 3rd Sector

(Millions of Yen, %)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004		Year ended March 31, 2004
	Amount	Amount	% Change	Amount
New policies	2,077	1,887	90.9	4,044
Policy Amount in Force	63,791	62,335	97.7	63,141

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Term Life Insurance Policies by Dividend Type

(Number, 100 Millions of Yen, %)

Category	As of September 30, 2003				Six Months Ended September 30, 2003			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	821,088	59.6	224,910	64.9	22,390	22.7	5,749	28.7
Semi-participating	306,652	22.2	76,696	22.1	13,885	14.1	4,139	20.7
Non-participating	250,795	18.2	45,019	13.0	62,213	63.2	10,128	50.6
Total	1,378,535	100.0	346,625	100.0	98,488	100.0	20,017	100.0

Category	As of September 30, 2004				Six Months Ended September 30, 2004			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	797,695	56.2	215,197	61.2	26,664	27.0	6,341	30.0
Semi-participating	303,610	21.4	78,284	22.2	16,114	16.3	4,858	22.9
Non-participating	317,271	22.4	58,375	16.6	55,960	56.7	9,983	47.1
Total	1,418,576	100.0	351,857	100.0	98,738	100.0	21,183	100.0

Category	As of March 31, 2004				Year Ended March 31, 2004			
	Policies in force				New policies			
	Number	%	Amount	%	Number	%	Amount	%
Participating	813,001	57.8	220,253	63.0	54,373	27.0	12,305	30.2
Semi-participating	304,375	21.7	77,345	22.1	28,314	14.1	8,555	21.0
Non-participating	287,778	20.5	52,042	14.9	118,570	58.9	19,914	48.8
Total	1,405,154	100.0	349,641	100.0	201,257	100.0	40,775	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policies do not include net increase from conversion.*

(5) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Average amount of new policies	17,434	18,524	17,298
Average amount in force	19,031	19,168	19,061

Note: The average amounts of new policies do not include net increase from conversion.

(6) New Policy Rate (New policy amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	5.42	5.74	11.05
Individual annuities	3.02	3.83	7.22
Group insurance	0.56	0.09	0.74

Note:

1. New policy amount does not include increase from conversions.

2. Policy amount in force for individual annuities are the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced.

3. Figures for the six months ended September 30, 2003 and 2004 are not annualized.

(7) Surrender and Lapse Rate (Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	5.28	4.63	9.59
Individual annuities	2.94	2.15	5.27
Group insurance	-	1.89	2.29

Notes:

1. Surrender and lapse rate represents adjusted rate including increase and decrease of policy amount and reinstatement.

2. Figures for the six months ended September 30, 2003 and 2004 are not annualized.

3. Group insurance figures for the six months ended September 30, 2003 are shown as bars, because the amount of adjusted surrender and lapse are below zero.

(Reference) Surrender and lapse rate without adjustments

(%)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance and annuities	4.64	4.06	8.44

Note: Figures for the six months ended September 30, 2003 and 2004 are not annualized.

(8) Surrender and Lapse Amount

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	1,791,541	1,570,633	3,260,970
Individual annuities	31,939	22,947	56,809
Group insurance	70,661	61,434	123,221

(9) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Average premium amount	200,511	228,191	208,904

Notes:

1. Figures above do not include increase from conversion.

2. Figures above are annualized.

(10) Average Assumed Investment Yield for Individual Insurance

(%)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Average assumed investment yield	3.79	3.63	3.71

(11) Mortality Rate for Individual Insurance

(‰)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Rate based on number of policies	1.88	1.93	3.89
Rate based on policy amount	2.13	1.98	4.16

Note: Figures for the six months ended September 30, 2003 and 2004 are not annualized.

(12) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Insurance claims	Death benefits	26,700	26,828	26,934
	Accidental death benefits	751	651	1,037
	Disability benefits	5,377	4,936	5,304
	Maturity benefits	670	838	1,377
	Others	0	41	29
	Sub total	33,501	33,296	34,682
Annuity payments		82	87	115
Insurance benefits		3,722	3,410	6,479
Surrender payments		4,619	3,721	4,220
Total		42,422	40,942	45,933

(13) Policy Reserve

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy reserve (excluding contingency reserve)	Individual insurance	2,495,979	2,584,901	2,535,028
	Individual annuities	397,846	420,517	409,081
	Group insurance	9,971	10,245	10,475
	Group annuity	2,401,057	2,194,970	2,295,913
	Others	5,675	5,627	5,668
	Sub total	5,310,530	5,216,261	5,256,168
Contingency reserve	Contingency reserve 1	43,465	44,269	43,875
	Contingency reserve 2	32,201	33,036	32,582
	Sub total	75,667	77,306	76,457
Total		5,386,197	5,293,568	5,332,626

(14) Policy Reserve Calculating Methods and Ratios

(%)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Calculating methods	Policies subject to standard policy reserve method	Standard policy reserve method	Standard policy reserve method	Standard policy reserve method
	Policies not subject to standard policy reserve method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "Amount of the Company's Policy Reserve (excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		100%	100%	100%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(15) Other Reserves

(Millions of Yen)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
		Amount	Increase (decrease)	Amount	Increase (decrease)	Amount	Increase (decrease)
Reserve for Possible Loan Losses	General reserve	1,322	(1,813)	408	(647)	1,055	(2,080)
	Specific reserve	3,169	(533)	1,775	(889)	2,665	(1,037)
	Specific reserves for loans to refinancing countries	-	-	-	-	-	-
Reserve for employees' retirement benefits		62,757	(1,054)	65,588	162	65,426	1,613
Reserve for directors' and corporate auditors' retirement benefits		-	-	1,562	31	1,531	1,531
Reserve for losses on sale of loans		64	0	-	(64)	64	0
Allowance for reserve for policyholder dividends		-	-	-	-	-	-
Reserve for price fluctuations		30,005	763	31,629	808	30,820	1,578

(16) Insurance Premium

a. Payment Method

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	302,260	311,038	608,593
[Single premiums]	(18,011)	(19,642)	(39,560)
[Annual payment]	(70,844)	(77,070)	(141,216)
[Semi-annual payment]	(624)	(609)	(1,255)
[Monthly payment]	(212,779)	(213,715)	(426,561)
Individual annuities	15,193	16,222	32,498
[Single premiums]	(1,470)	(1,554)	(3,452)
[Annual payment]	(1,743)	(2,107)	(4,799)
[Semi-annual payment]	(74)	(75)	(147)
[Monthly payment]	(11,904)	(12,484)	(24,099)
Group insurance	21,924	21,431	48,869
Group annuities	139,569	83,799	234,605
Total	480,132	433,662	927,015

b. Year

(Millions of Yen, %)

Category		Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance and annuities	First year	51,875	57,449	109,061
	Second and subsequent year	265,578	269,811	532,030
	Sub total	317,454	327,260	641,092
Group insurance	First year	394	101	609
	Second and subsequent year	21,530	21,329	48,259
	Sub total	21,924	21,431	48,869
Group annuities	First year	452	288	608
	Second and subsequent year	139,116	83,510	233,996
	Sub total	139,569	83,799	234,605
Total	First year	52,775	57,882	110,375
	Second and subsequent year	427,357	375,779	816,639
	Total	480,132	433,662	927,015
	% change	(6.8)	(9.7)	(6.2)

(17) Insurance Claims

(Millions of Yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2003	Six Months Ended Sep. 30, 2004	Year Ended Mar. 31, 2004
Death benefits	70,042	15	12,039	-	-	115	82,213	91,904	178,199
Accidental death benefits	941	-	148	-	-	14	1,104	911	1,788
Disability benefits	6,634	-	520	-	-	-	7,154	6,681	12,152
Maturity benefits	31,230	0	-	36,898	30	-	68,161	81,283	122,263
Others	-	-	-	943	-	25	969	632	660
Total	108,848	16	12,708	37,842	30	155	159,602	181,412	315,064

(18) Annuity Payments

(Millions of Yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2003	Six Months Ended Sep. 30, 2004	Year Ended Mar. 31, 2004
40	3,545	42	9,025	51	-	12,704	13,553	26,541

(19) Insurance Benefits

(Millions of Yen)

Category	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2003	Six Months Ended Sep. 30, 2004	Year Ended Mar. 31, 2004
Death benefits	67	599	1	-	5	-	674	681	1,670
Hospitalization benefits	5,792	17	189	-	-	32	6,031	6,447	12,601
Operation benefits	2,970	11	-	-	-	-	2,982	3,067	6,036
Injury benefits	57	-	38	-	-	-	95	115	219
Survival benefits	527	-	-	-	30	-	557	710	2,029
Others	33	347	13	85,390	-	6	85,791	103,191	195,768
Total	9,449	976	242	85,390	35	38	96,133	114,214	218,324

(20) Surrender Payments

(Millions of Yen)

Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six Months Ended Sep. 30, 2003	Six Months Ended Sep. 30, 2004	Year Ended Mar. 31, 2004
77,432	6,279	-	31,627	214	-	115,555	112,833	205,516

(21) Operating Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Sales Activity Related Expenses	15,866	15,982	31,863
In-house sales representative expenses	9,680	9,419	19,603
Sales agent expenses	5,850	6,237	11,605
Selection expenses	335	325	653
Sales Administrative Expenses	10,259	10,447	20,134
Administrative / operational expenses	9,603	9,738	18,813
Advertising expenses	655	709	1,320
General Administrative Expenses	28,091	29,173	56,700
Personnel expenses	9,129	9,040	17,806
Expenses for premium collection, computer systems, equipments, offices and others	18,015	19,003	36,997
[Donation / contribution and others]	[100]	[37]	[121]
Contribution to the Policyholder Protection Fund	416	425	834
Contribution to the Policyholder Protection Corporation	530	705	1,062
Total	54,217	55,603	108,698

Note: Selection expenses represent mainly expense for medical examinations at the time of contract.

2. Investment in General Account Assets for the Six Months Ended September 30, 2004 (Non-Consolidated)

(1) Six Months Ended September 30, 2004 Investment Performance

As of September 30, 2004, general account assets amounted to ¥5,791.2 billion (¥5,860.3 billion), down ¥69.0 billion from the level at the end of the previous fiscal year (hereinafter, figures in parentheses represent levels at the end of the previous fiscal year).

For the interim period ended September 30, 2004, Daido Life decreased the amount of investments in currency-hedged foreign bonds and increased the outstanding balance in investment trusts and monetary trusts investing in domestic stocks.

At the end of the interim term ended September 30, 2004, the percentages of the Company's general account assets in principal categories were as follows: domestic bonds, 42.5% (42.5%); domestic stocks, 5.3% (5.8%); foreign securities, 8.7% (10.5%); and loans, 18.7% (19.1%).

Regarding principal items within investment income and expenses, interest, dividends, and income from real estate for rent amounted to ¥59.3 billion. Gains on sales of securities totaled ¥8.2 billion, while losses on sales of securities totaled ¥6.6 billion. Net gains from monetary trusts amounted to ¥3.9 billion. Net losses from derivatives were ¥8.6 billion and devaluation losses on securities were ¥1.4 billion.

(2) Asset Composition

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	364,821	6.2	429,165	7.4	354,641	6.1
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	59,998	1.0	127,996	2.2	72,998	1.2
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	183,025	3.1	168,917	2.9	248,920	4.2
Securities	3,859,375	65.4	3,755,366	64.8	3,821,523	65.2
Domestic bonds	2,577,809	43.7	2,460,944	42.5	2,490,882	42.5
Domestic stocks	279,604	4.7	308,537	5.3	339,138	5.8
Foreign securities	705,427	11.9	503,214	8.7	614,763	10.5
Foreign bonds	553,164	9.4	318,952	5.5	436,977	7.5
Foreign stocks and other securities	152,263	2.6	184,262	3.2	177,786	3.0
Other securities	296,533	5.0	482,669	8.3	376,739	6.4
Loans	1,165,163	19.7	1,081,202	18.7	1,122,136	19.1
Policy loans	79,093	1.3	80,397	1.4	79,886	1.4
Commercial loans	1,086,070	18.4	1,000,804	17.3	1,042,249	17.8
Property and equipment	167,672	2.8	154,087	2.7	156,115	2.7
Deferred tax asset	41,112	0.7	21,933	0.4	16,790	0.3
Other assets	66,762	1.1	54,769	0.9	70,919	1.2
Reserve for possible loan losses	(4,492)	(0.1)	(2,183)	(0.0)	(3,721)	(0.1)
Total assets	5,903,439	100.0	5,791,254	100.0	5,860,325	100.0
Foreign currency denominated assets	516,200	8.7	294,276	5.1	431,280	7.4

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Cash and deposits, call loans	(25,221)	74,523	(35,401)
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	19,100	54,998	32,100
Securities under proprietary accounts	-	-	-
Monetary trusts	32,631	(80,002)	98,526
Securities	73,331	(66,157)	35,479
Domestic bonds	(457,559)	(29,938)	(544,486)
Domestic stocks	77,884	(30,600)	137,418
Foreign securities	353,260	(111,548)	262,596
Foreign bonds	341,734	(118,025)	225,548
Foreign stocks and other securities	11,525	6,476	37,047
Other securities	99,746	105,930	179,952
Loans	(16,495)	(40,933)	(59,522)
Policy loans	845	510	1,638
Commercial loans	(17,340)	(41,444)	(61,161)
Property and equipment	(6,934)	(2,028)	(18,492)
Deferred tax asset	(19,608)	5,142	(43,930)
Other assets	4,167	(16,150)	8,324
Reserve for possible loan losses	2,347	1,537	3,118
Total assets	63,318	(69,071)	20,204
Foreign currency denominated assets	323,528	(137,004)	238,608

(4) Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interests, dividends and income from real estate for rent	61,180	59,305	129,178
Interest income from deposits	1,459	1,764	3,294
Interest income and dividends from securities	43,889	42,904	94,750
Interest income from loans	12,369	11,480	24,480
Income from real estate for rent	3,394	3,024	6,466
Other income from interest and dividends	68	132	186
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	5,025	3,929	7,040
Gains on investments in trading securities, net	-	3,750	-
Gains on sale of securities	22,415	8,251	32,418
Gains on sale of domestic bonds	16,041	76	16,194
Gains on sale of domestic stocks	3,708	1,104	6,424
Gains on sale of foreign securities	2,665	7,071	9,798
Other	-	-	-
Gains on redemption of securities	-	-	-
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Other investment income	1,267	1,311	2,513
Total	89,888	76,549	171,150

(5) Investment Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interest expense	15	18	26
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	1,618	-	2,059
Losses on sale of securities	1,068	6,678	10,068
Losses on sale of domestic bonds	703	1,023	854
Losses on sale of domestic stocks	238	1,370	1,781
Losses on sale of foreign securities	125	4,284	7,432
Other	-	-	-
Devaluation losses on securities	485	1,495	331
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	180	1,430	192
Devaluation losses on foreign securities	241	-	40
Other	62	65	97
Amortization of securities	-	-	-
Losses from derivatives, net	3,571	8,629	21,565
Foreign exchange losses, net	1,259	2,787	5,289
Provision for reserve for possible loan losses	-	-	-
Provision of specific reserve	-	-	-
Provision of general reserve	-	-	-
Write-off of loans	1,268	3	1,590
Depreciation of real estate for rent	1,529	1,394	3,044
Other investment expenses	2,801	2,943	5,912
Total	13,617	23,951	49,887

(6) Net Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Net investment income	76,271	52,598	121,262

(7) Investment Income by Asset Categories

a. Investment income by asset categories

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Cash and deposits, call loans	22	25	47
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	9	10	19
Securities under proprietary accounts	-	-	-
Monetary trusts	4,978	3,588	6,952
Domestic bonds	52,653	24,002	77,087
Domestic stocks	(15,531)	2,206	(15,719)
Foreign securities	21,934	8,361	21,152
Loans	11,190	11,461	22,931
Commercial loans	9,277	9,515	19,087
Property and equipment	1,045	1,098	1,340
Total general accounts	76,271	52,598	121,262
Other than stocks	91,802	50,391	136,981
Foreign investments	21,325	10,694	21,287

b. Average daily balance

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Cash and deposits, call loans	328,467	351,679	338,254
Securities repurchased under resale agreements	-	-	-
Pledged money for bond borrowing transaction	-	-	-
Monetary claims purchased	39,776	53,195	41,469
Securities under proprietary accounts	-	-	-
Monetary trusts	167,275	225,907	183,954
Domestic bonds	2,664,060	2,443,538	2,581,345
Domestic stocks	196,215	223,497	201,366
Foreign securities	599,573	557,070	653,611
Loans	1,174,524	1,111,551	1,159,406
Commercial loans	1,096,601	1,031,653	1,080,592
Property and equipment	174,059	155,118	170,108
Total general accounts	5,719,355	5,680,556	5,742,717
Other than stocks	5,523,140	5,457,059	5,541,351
Foreign investments	761,341	717,324	825,582

Notes:

1. Average daily balance represents the average daily balance on a book value basis.

2. Foreign investments represent the total of foreign currency denominated assets and yen denominated assets.

3. Above figures on derivative transactions are included in each asset category.

(8) Securities

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	278,377	7.2	272,668	7.3	261,423	6.8
Municipal bonds	1,160,416	30.1	1,063,593	28.3	1,081,467	28.3
Corporate bonds	1,139,016	29.5	1,124,682	29.9	1,147,991	30.0
Public corporation bonds	504,945	13.1	528,625	14.1	498,418	13.0
Domestic stocks	279,604	7.2	308,537	8.2	339,138	8.9
Foreign securities	705,427	18.3	503,214	13.4	614,763	16.1
Foreign bonds	553,164	14.3	318,952	8.5	436,977	11.4
Foreign stocks and other securities	152,263	3.9	184,262	4.9	177,786	4.7
Other securities	296,533	7.7	482,669	12.9	376,739	9.9
Total	3,859,375	100.0	3,755,366	100.0	3,821,523	100.0
Subordinated debentures	46,829	1.2	46,555	1.2	46,539	1.2

Securities by holding purposes categories

(Millions of Yen)

Category	As of September 30, 2003				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	105,131	173,246	-	278,377
Municipal bonds	-	643,436	516,979	-	1,160,416
Corporate bonds	-	760,733	378,282	-	1,139,016
Public corporation bonds	-	374,101	130,844	-	504,945
Domestic stocks	-	-	260,581	19,023	279,604
Foreign securities	43,718	73,775	587,933	-	705,427
Foreign bonds	-	73,775	479,389	-	553,164
Foreign stocks and other securities	43,718	-	108,544	-	152,263
Other securities	-	-	296,533	-	296,533
Total	43,718	1,583,076	2,213,556	19,023	3,859,375

(Millions of Yen)

Category	As of September 30, 2004				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	96,006	176,662	-	272,668
Municipal bonds	-	617,052	446,540	-	1,063,593
Corporate bonds	-	790,431	334,251	-	1,124,682
Public corporation bonds	-	414,208	114,416	-	528,625
Domestic stocks	-	-	304,433	4,104	308,537
Foreign securities	69,663	69,387	364,163	-	503,214
Foreign bonds	-	69,387	249,564	-	318,952
Foreign stocks and other securities	69,663	-	114,599	-	184,262
Other securities	-	-	482,669	-	482,669
Total	69,663	1,572,877	2,108,721	4,104	3,755,366

(Millions of Yen)

Category	As of March 31, 2004				
	Trading	Held-to-maturity	Available-for-sale	Stocks of subsidiaries and affiliates	Total
Government bonds	-	105,773	155,650	-	261,423
Municipal bonds	-	597,963	483,503	-	1,081,467
Corporate bonds	-	790,214	357,777	-	1,147,991
Public corporation bonds	-	383,457	114,960	-	498,418
Domestic stocks	-	-	320,115	19,023	339,138
Foreign securities	65,438	69,431	479,893	-	614,763
Foreign bonds	-	69,431	367,545	-	436,977
Foreign stocks and other securities	65,438	-	112,347	-	177,786
Other securities	-	-	376,739	-	376,739
Total	65,438	1,563,382	2,173,679	19,023	3,821,523

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	86,619	61,459	51,933	18,018	48,136	12,209	278,377
Municipal bonds	171,495	266,176	245,792	319,721	149,968	7,261	1,160,416
Corporate bonds	131,899	199,378	217,977	210,611	175,860	203,288	1,139,016
Domestic stocks						279,604	279,604
Foreign securities	10,221	111,621	104,059	127,535	145,442	206,546	705,427
Foreign bonds	10,221	111,486	102,751	119,340	135,661	73,702	553,164
Foreign stocks and other securities	-	135	1,307	8,194	9,781	132,844	152,263
Other securities	34	12,777	3,449	3,459	3,134	273,677	296,533
Total	400,271	651,413	623,212	679,347	522,543	982,588	3,859,375

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	104,324	78,172	15,160	36,969	10,756	27,285	272,668
Municipal bonds	176,747	212,439	369,260	196,653	94,294	14,197	1,063,593
Corporate bonds	116,162	179,263	248,803	249,299	82,201	248,951	1,124,682
Domestic stocks						308,537	308,537
Foreign securities	28,132	59,328	90,570	75,841	46,459	202,881	503,214
Foreign bonds	28,062	58,514	85,218	69,063	33,183	44,909	318,952
Foreign stocks and other securities	70	814	5,351	6,777	13,275	157,972	184,262
Other securities	12,697	2,735	1,553	4,756	4,473	456,452	482,669
Total	438,064	531,939	725,349	563,520	238,185	1,258,307	3,755,366

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	67,043	79,914	36,080	20,180	43,004	15,200	261,423
Municipal bonds	203,088	214,908	301,028	275,487	78,463	8,491	1,081,467
Corporate bonds	159,423	157,993	240,126	257,517	86,711	246,218	1,147,991
Domestic stocks						339,138	339,138
Foreign securities	12,026	96,394	108,939	98,078	81,831	217,494	614,763
Foreign bonds	11,938	95,736	108,107	88,888	70,023	62,283	436,977
Foreign stocks and other securities	87	658	831	9,189	11,807	155,210	177,786
Other securities	34	13,475	3,589	4,497	3,228	351,914	376,739
Total	441,617	562,686	689,762	655,760	293,239	1,178,457	3,821,523

** Includes securities with maturity dates unfixed.*

(10) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry		658	0.2	726	0.2	754	0.2
Mining		14	0.0	14	0.0	14	0.0
Construction		12,095	4.3	13,051	4.2	15,132	4.5
Manufacturing industries							
	Food products	6,077	2.2	5,605	1.8	5,929	1.7
	Textiles and clothing	2,358	0.8	8,029	2.6	3,271	1.0
	Pulp and paper	614	0.2	697	0.2	711	0.2
	Chemicals	21,143	7.6	24,138	7.8	22,834	6.7
	Medicals	17,011	6.1	36,566	11.9	33,257	9.8
	Oil and coal products	-	-	-	-	-	-
	Rubber products	5,886	2.1	8,054	2.6	6,636	2.0
	Glass and stone products	349	0.1	429	0.1	413	0.1
	Steel	1,327	0.5	1,299	0.4	1,115	0.3
	Non-steel metals	-	-	-	-	-	-
	Metal products	381	0.1	363	0.1	399	0.1
	Machinery	20,046	7.2	25,243	8.2	21,631	6.4
	Electric appliances	4,979	1.8	11,803	3.8	6,478	1.9
	Transportation vehicles	691	0.2	932	0.3	901	0.3
	Precision machinery	6,097	2.2	4,532	1.5	5,221	1.5
	Others	1,557	0.6	1,583	0.5	1,716	0.5
Electric and gas utilities		14,588	5.2	15,922	5.2	15,047	4.4
Transportation/ information telecommunications							
	Ground transportation	7,669	2.7	8,039	2.6	8,097	2.4
	Water transportation	8	0.0	8	0.0	8	0.0
	Air transportation	-	-	-	-	-	-
	Warehouses/ transportation	94	0.0	152	0.0	153	0.0
	Information/ telecommunications	9,377	3.4	9,932	3.2	11,277	3.3
Commerce							
	Wholesalers	5,839	2.1	6,204	2.0	7,143	2.1
	Retailers	5,544	2.0	5,033	1.6	6,382	1.9
Financial services / insurance							
	Banking	77,490	27.7	82,096	26.6	99,889	29.5
	Securities and commodity futures trading	26,657	9.5	23,249	7.5	31,633	9.3
	Insurance	18,946	6.8	2,707	0.9	19,902	5.9
	Other financial services	5,282	1.9	6,284	2.0	6,014	1.8
Real estate		1,508	0.5	1,703	0.6	1,908	0.6
Service companies		5,304	1.9	4,129	1.3	5,262	1.6
Total		279,604	100.0	308,537	100.0	339,138	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(11) Municipal Bonds by Region

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Hokkaido	29,437	27,254	27,315
Tohoku	169,151	165,038	161,982
Kanto	227,368	198,280	208,589
Chubu	210,199	203,009	201,711
Kinki	162,635	132,846	146,940
Chugoku	110,248	107,442	105,091
Shikoku	96,983	89,819	93,085
Kyushu	154,392	137,423	136,752
Other (Joint municipal bonds)	-	2,479	-
Total	1,160,416	1,063,593	1,081,467

(12) Loans

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy loans	79,093	80,397	79,886
Policyholder loans	77,169	78,754	78,184
Premium loans	1,924	1,643	1,702
Commercial loans	1,086,070	1,000,804	1,042,249
Loans to non-residents	18,422	8,577	16,199
Loans to corporations	767,504	726,476	754,361
Loans to domestic corporations	762,267	721,484	749,247
Loans to Japanese government, government-related organizations and international organizations	31,004	22,780	18,293
Loans to Japanese local governments and public entities	17,193	3,654	8,547
Mortgage loans	26,089	22,948	24,297
Consumer loans	176,139	163,754	172,208
Others	68,137	61,189	64,541
Total	1,165,163	1,081,202	1,122,136

(13) Loans to Domestic Companies by Company Size

(Millions of Yen, %)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	159	48.3	145	49.3	153	48.4
	Amount of loans	687,833	90.2	645,551	89.5	676,351	90.3
Medium-sized corporations	Number of debtors	3	0.9	-	-	3	0.9
	Amount of loans	8,135	1.1	-	-	7,981	1.1
Small corporations	Number of debtors	167	50.8	149	50.7	160	50.6
	Amount of loans	66,298	8.7	75,932	10.5	64,914	8.7
Total	Number of debtors	329	100.0	294	100.0	316	100.0
	Amount of loans	762,267	100.0	721,484	100.0	749,247	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(14) Loans by Industry

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	116,052	10.7	102,482	10.2	108,468	10.4
Food products	8,388	0.8	6,141	0.6	8,260	0.8
Textiles and clothing	7,310	0.7	5,405	0.5	5,539	0.5
Timber and wood products	545	0.1	268	0.0	428	0.0
Pulp and paper	550	0.1	550	0.1	550	0.1
Printing	-	-	-	-	-	-
Chemicals	13,937	1.3	12,417	1.2	12,902	1.2
Oil and coal	3,091	0.3	2,560	0.3	3,077	0.3
Ceramic and stone products	700	0.1	700	0.1	700	0.1
Steel	28,772	2.6	24,638	2.5	26,483	2.5
Non-steel metals	3,045	0.3	3,000	0.3	3,000	0.3
Metal products	1,418	0.1	555	0.1	764	0.1
Machinery	7,594	0.7	7,257	0.7	7,451	0.7
Electric appliances	25,875	2.4	26,775	2.7	26,825	2.6
Transportation vehicles	2,000	0.2	-	-	-	-
Precision machinery	2,918	0.3	2,712	0.3	2,815	0.3
Others	9,905	0.9	9,502	0.9	9,672	0.9
Agriculture	-	-	-	-	-	-
Forestry	-	-	-	-	-	-
Fisheries	7	0	-	-	-	-
Mining	-	-	-	-	-	-
Construction	3,766	0.3	3,687	0.4	4,250	0.4
Utilities	85,807	7.9	82,498	8.2	84,742	8.1
Information and telecommunications	8,254	0.8	5,474	0.5	6,899	0.7
Transportation	47,767	4.4	45,288	4.5	46,548	4.5
Wholesalers	87,502	8.1	78,386	7.8	84,181	8.1
Retailers	11,232	1.0	10,623	1.1	10,864	1.0
Financial services/ insurance	321,834	29.6	304,363	30.4	307,436	29.5
Real estate	57,537	5.3	58,131	5.8	58,052	5.6
Service companies	69,176	6.4	62,079	6.2	63,822	6.1
Local governments	763	0.1	873	0.1	643	0.1
Mortgage and consumer and others	257,291	23.7	237,816	23.8	249,462	23.9
Other	655	0.1	521	0.1	678	0.1
Total	1,067,647	98.3	992,227	99.1	1,026,049	98.4
Foreign Loans						
Governments, etc.	13,185	1.2	3,585	0.4	11,085	1.1
Financial institutions	2,737	0.3	2,530	0.3	2,633	0.3
Commerce and industry companies	2,500	0.2	2,461	0.2	2,480	0.2
Other	-	-	-	-	-	-
Total	18,422	1.7	8,577	0.9	16,199	1.6
Total	1,086,070	100.0	1,000,804	100.0	1,042,249	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(15) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	413,016	45.0	182,465	27.4	300,590	37.1
Foreign stocks	2,241	0.2	3,091	0.5	2,649	0.3
Non yen-denominated cash, cash equivalents and other assets	100,941	11.0	108,719	16.3	128,040	15.8
Total	516,200	56.3	294,276	44.2	431,280	53.3

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	4,178	0.5	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	131,187	14.3	120,576	18.1	100,924	12.5
Total	135,366	14.8	120,576	18.1	100,924	12.5

(c) Denominated in yen

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	18,422	2.0	8,577	1.3	16,199	2.0
Foreign stocks	60,000	6.5	60,000	9.0	60,000	7.4
Foreign bonds	140,147	15.3	136,486	20.5	136,386	16.9
Other foreign securities	19,522	2.1	17,140	2.6	20,514	2.5
Other	28,018	3.1	28,837	4.3	44,054	5.4
Total	266,110	29.0	251,042	37.7	277,154	34.2

(d) Total

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	917,677	100.0	665,895	100.0	809,359	100.0

2) Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	181,600	35.2	153,562	52.2	188,434	43.7
Euro	298,896	57.9	127,174	43.2	208,389	48.3
British pound	24,109	4.7	7,594	2.6	22,360	5.2
Canadian dollar	10,587	2.1	5,944	2.0	9,759	2.3
Swiss franc	468	0.1	-	-	783	0.2
Australian dollar	538	0.1	-	-	679	0.2
Swedish krone	0	0.0	-	-	560	0.1
Hong Kong dollar	0	0.0	-	-	208	0.0
Singapore dollar	0	0.0	-	-	104	0.0
Norwegian krone	0	0.0	-	-	0	0.0
Denmark krone	0	0.0	-	-	0	0.0
Total	516,200	100.0	294,276	100.0	431,280	100.0

3) Investments by region

(Millions of Yen, %)

Category	As of September 30, 2003							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	170,898	24.2	140,470	25.4	30,427	20.0	6,500	35.3
Europe	265,630	37.7	261,000	47.2	4,630	3.0	3,500	19.0
Oceania	5,594	0.8	5,594	1.0	-	-	-	-
Asia	-	-	-	-	-	-	200	1.1
Latin America	199,290	28.3	82,085	14.8	117,205	77.0	3,237	17.6
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	64,012	9.1	64,012	11.6	-	-	4,985	27.1
Total	705,427	100.0	553,164	100.0	152,263	100.0	18,422	100.0

(Millions of Yen, %)

Category	As of September 30, 2004							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	102,050	20.3	80,803	25.3	21,246	11.5	-	-
Europe	154,919	30.8	149,259	46.8	5,660	3.1	2,000	23.3
Oceania	5,590	1.1	5,590	1.8	-	-	-	-
Asia	-	-	-	-	-	-	200	2.3
Latin America	237,351	47.2	79,996	25.1	157,355	85.4	2,992	34.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	3,303	0.7	3,303	1.0	-	-	3,385	39.5
Total	503,214	100.0	318,952	100.0	184,262	100.0	8,577	100.0

(Millions of Yen, %)

Category	As of March 31, 2004							
	Foreign securities						Loans to borrowers located outside of Japan	
			Bonds		Stocks and other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	154,566	25.1	121,658	27.8	32,908	18.5	5,000	30.9
Europe	217,522	35.4	212,737	48.7	4,785	2.7	3,500	21.6
Oceania	5,581	0.9	5,581	1.3	-	-	-	-
Asia	-	-	-	-	-	-	200	1.2
Latin America	219,971	35.8	79,879	18.3	140,092	78.8	3,114	19.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	17,121	2.8	17,121	3.9	-	-	4,385	27.1
Total	614,763	100.0	436,977	100.0	177,786	100.0	16,199	100.0

(16) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	79,071	3,988	69,663	(1,127)	87,936	3,414
Domestic bonds	-	-	-	-	-	-
Domestic stocks	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-
Foreign stocks, etc.	43,718	(1,768)	69,663	4,232	65,438	(6,013)
Monetary trusts	35,352	5,756	-	(5,360)	22,498	9,428

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2003				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic securities	1,509,301	1,560,447	51,145	58,433	7,287
Foreign securities	73,775	75,160	1,385	1,766	381
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,119,551	2,245,188	125,636	144,521	18,884
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	520,582	512,805	(7,777)	4,364	12,142
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Other securities	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,702,627	3,880,795	178,167	204,721	26,553
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	165,322	250,217	84,895	87,516	2,621
Foreign securities	594,357	587,965	(6,391)	6,131	12,523
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	34,886	33,416	(1,470)	648	2,119
Other securities	282,137	291,909	9,771	10,998	1,227
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 80 million yen as of September 30, 2003.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	90,129
Unlisted domestic stocks (excluding over-the-counter stocks)	10,364
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	19,765
Total	109,153

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1,572,877	1,620,842	47,964	55,163	7,198
Domestic bonds	1,503,490	1,549,352	45,862	53,005	7,142
Foreign bonds	69,387	71,490	2,102	2,158	56
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,076,753	2,234,673	157,920	169,455	11,535
Domestic bonds	922,840	957,454	34,613	34,721	107
Domestic stocks	200,764	294,365	93,600	98,045	4,444
Foreign securities	273,611	282,705	9,094	10,280	1,185
Bonds	241,506	249,564	8,058	8,587	529
Stocks, etc.	32,104	33,140	1,035	1,692	656
Other securities	451,576	472,705	21,129	22,344	1,214
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582
Total	3,649,631	3,855,516	205,884	224,619	18,734
Domestic bonds	2,426,330	2,506,806	80,475	87,726	7,250
Domestic stocks	200,764	294,365	93,600	98,045	4,444
Foreign securities	342,998	354,195	11,196	12,438	1,242
Bonds	310,893	321,054	10,160	10,746	585
Stocks, etc.	32,104	33,140	1,035	1,692	656
Other securities	451,576	472,705	21,129	22,344	1,214
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a loss of 177 million yen as of September 30, 2004.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	4,104
Available-for-sale securities	99,998
Unlisted domestic stocks (excluding over-the-counter stocks)	10,068
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	29,930
Total	104,102

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with market value (Millions of Yen)

Category	As of March 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,048,706	2,253,587	204,880	216,288	11,407
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	396,348	402,474	6,125	13,073	6,947
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,612,089	3,867,584	255,495	274,262	18,767
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	179,421	310,068	130,646	131,525	879
Foreign securities	465,780	473,895	8,114	15,221	7,106
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	34,615	34,928	312	1,638	1,325
Other securities	345,421	369,500	24,079	25,323	1,244
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. Other than the above, valuation gains (devaluation losses) on derivatives classified as monetary trusts within available-for-sale securities, which are charged or credit to income, resulted in a gain of 195 million yen as of March 31, 2004.

b. Securities without market value (Carrying value) (Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	19,023
Available-for-sale securities	94,145
Unlisted domestic stocks (excluding over-the-counter stocks)	10,046
Unlisted foreign stocks (excluding over-the-counter stocks)	60,000
Unlisted foreign bonds	-
Others	24,099
Total	113,169

Note: Securities included in jointly operated designated monetary trusts are not included herein.

c. Fair value information consisting of those stated in the previous table-b and foreign exchange and other gains (losses) for table-a.

(Millions of Yen)

Category	As of September 30, 2003				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,583,076	1,635,607	52,531	60,200	7,669
Domestic bonds	1,509,301	1,560,447	51,145	58,433	7,287
Foreign bonds	73,775	75,160	1,385	1,766	381
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	19,023	19,023	-	-	-
Available-for-sale securities	2,209,681	2,335,304	125,623	145,081	19,458
Domestic bonds	1,031,430	1,068,508	37,077	38,369	1,291
Domestic stocks	175,686	260,581	84,895	87,516	2,621
Foreign securities	595,928	587,933	(7,994)	4,684	12,679
Bonds	485,695	479,389	(6,306)	3,716	10,022
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Other securities	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602
Total	3,811,781	3,989,935	178,154	205,281	27,127
Domestic bonds	2,540,731	2,628,955	88,223	96,803	8,579
Domestic stocks	194,709	279,604	84,895	87,516	2,621
Foreign securities	669,703	663,094	(6,609)	6,450	13,060
Bonds	559,470	554,549	(4,921)	5,482	10,404
Stocks, etc.	110,232	108,544	(1,688)	968	2,656
Other securities	286,557	296,533	9,975	11,239	1,263
Monetary claims purchased	59,998	59,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	40,080	41,749	1,668	3,271	1,602

(Millions of Yen)

Category	As of September 30, 2004				
	Cost/carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,572,877	1,620,842	47,964	55,163	7,198
Domestic bonds	1,503,490	1,549,352	45,862	53,005	7,142
Foreign bonds	69,387	71,490	2,102	2,158	56
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	4,104	4,104	-	-	-
Available-for-sale securities	2,176,752	2,336,164	159,411	171,532	12,120
Domestic bonds	922,840	957,454	34,613	34,721	107
Domestic stocks	210,832	304,433	93,600	98,045	4,444
Foreign securities	353,686	364,163	10,477	12,215	1,737
Bonds	241,506	249,564	8,058	8,587	529
Stocks, etc.	112,179	114,599	2,419	3,627	1,208
Other securities	461,431	482,669	21,238	22,485	1,247
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582
Total	3,753,733	3,961,110	207,376	226,695	19,319
Domestic bonds	2,426,330	2,506,806	80,475	87,726	7,250
Domestic stocks	214,937	308,537	93,600	98,045	4,444
Foreign securities	423,073	435,653	12,579	14,373	1,793
Bonds	310,893	321,054	10,160	10,746	585
Stocks, etc.	112,179	114,599	2,419	3,627	1,208
Other securities	461,431	482,669	21,238	22,485	1,247
Monetary claims purchased	127,996	127,996	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	79,964	79,446	(518)	4,064	4,582

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,563,382	1,613,997	50,614	57,974	7,360
Domestic bonds	1,493,950	1,542,576	48,625	55,826	7,201
Foreign bonds	69,431	71,421	1,989	2,148	158
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	19,023	19,023	-	-	-
Available-for-sale securities	2,142,852	2,348,291	205,438	217,421	11,982
Domestic bonds	960,651	996,931	36,280	36,906	626
Domestic stocks	189,468	320,115	130,646	131,525	879
Foreign securities	473,549	479,893	6,344	13,832	7,488
Bonds	361,733	367,545	5,812	11,434	5,622
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710
Total	3,725,258	3,981,312	256,053	275,396	19,343
Domestic bonds	2,454,602	2,539,507	84,905	92,733	7,827
Domestic stocks	208,491	339,138	130,646	131,525	879
Foreign securities	542,981	551,314	8,333	15,980	7,646
Bonds	431,164	438,967	7,802	13,582	5,780
Stocks, etc.	111,816	112,347	531	2,397	1,866
Other securities	352,320	376,739	24,418	25,697	1,278
Monetary claims purchased	72,998	72,998	-	-	-
Certificates of deposit	20,000	20,000	-	-	-
Monetary trusts	73,864	81,613	7,748	9,458	1,710

Note: Securities included in jointly operated designated monetary trusts are not included herein.

3) Fair value information on monetary trusts

(Millions of Yen)

Category	As of September 30, 2003					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	179,739	183,025	183,025	-	-	-

Category	As of September 30, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	169,408	168,917	168,917	-	-	-

Category	As of March 31, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(b)	Gains	Losses
Monetary trusts	235,607	248,920	248,920	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	36,539	5,756	-	(5,360)
Investment type focused on stocks	36,539	5,756	-	(5,360)

Category	As of March 31, 2004	
	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	23,122	9,428
Investment type focused on stocks	23,122	9,428

Note: Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

Category	As of September 30, 2003					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	144,888	146,485	146,485	1,597	3,271	1,674
Investment type focused on bonds	10,741	10,850	10,850	109	188	78
Investment type focused on stocks	16,811	18,483	18,483	1,672	1,978	305
Investment type focused on foreign securities	17,036	16,851	16,851	(185)	1,104	1,289
Balance-type	-	-	-	-	-	-
Investment type focused on collateral short-term money trust	100,000	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	300	300	300	-	-	-
Total	144,888	146,485	146,485	1,597	3,271	1,674

(Millions of Yen)

Category	As of September 30, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	169,408	168,917	168,917	(491)	4,096	4,587
Investment type focused on bonds	10,936	11,080	11,080	144	181	36
Investment type focused on stocks	70,156	69,492	69,492	(663)	3,881	4,545
Investment type focused on foreign securities	-	-	-	-	-	-
Balance type	3,016	3,044	3,044	27	33	5
Investment type focused on collateral short-term money trust	50,000	50,000	50,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	35,300	-	-	-
Total	169,408	168,917	168,917	(491)	4,096	4,587

(Millions of Yen)

Category	As of March 31, 2004					
	Carrying value before mark-to-market (a)	Carrying value (b)	Current fair value (c)	Net unrealized gains (losses)		
				(c)-(a)	Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-
Other monetary trusts	217,844	225,797	225,797	7,952	9,708	1,755
Investment type focused on bonds	10,823	10,969	10,969	145	200	54
Investment type focused on stocks	42,436	49,354	49,354	6,917	7,368	450
Investment type focused on foreign securities	26,297	27,129	27,129	831	2,079	1,247
Balance type	2,986	3,043	3,043	57	60	2
Investment type focused on collateral short-term money trust	100,000	100,000	100,000	-	-	-
Jointly operated and designated monetary trusts	35,300	35,300	35,300	-	-	-
Total	217,844	225,797	225,797	7,952	9,708	1,755

Notes:

1. Above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

2. Net unrealized gains(losses) above includes each of the gains/ losses on derivative transactions classified as monetary trusts at the end of each fiscal year. These gains/ losses on derivative transactions are recorded in the income statements.

(c) Fair value information for securities within monetary trusts in the previous table-a and b.

Monetary trusts within trading securities (Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004	
	Carrying value	Net valuation gains (losses)	Carrying value	Net valuation gains (losses)
Trading securities	35,352	5,756	-	(5,360)
Stocks	35,352	5,756	-	(5,360)

Category	As of March 31, 2004	
	Carrying value	Net valuation gains (losses)
Trading securities	22,498	9,428
Stocks	22,498	9,428

Monetary trusts within held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	40,080	41,749	1,668	3,271	1,602
Domestic bonds	10,668	10,778	109	188	78
Domestic stocks	12,888	14,632	1,744	1,978	234
Other securities	-	-	-	-	-
Foreign bonds	-	-	-	-	-
Foreign securities	16,523	16,338	(185)	1,104	1,289
Total	40,080	41,749	1,668	3,271	1,602

Category	As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	79,964	79,446	(518)	4,064	4,582
Domestic bonds	10,833	10,977	144	181	36
Domestic stocks	68,133	67,437	(695)	3,849	4,545
Other securities	737	750	13	13	-
Foreign bonds	260	280	20	20	-
Foreign securities	-	-	-	-	-
Total	79,964	79,446	(518)	4,064	4,582

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	73,864	81,613	7,748	9,458	1,710
Domestic bonds	10,731	10,877	145	200	54
Domestic stocks	36,797	43,520	6,722	7,128	406
Other securities	447	498	50	50	-
Foreign bonds	130	128	(2)	-	2
Foreign securities	25,758	26,589	831	2,079	1,247
Total	73,864	81,613	7,748	9,458	1,710

Note: Securities in jointly operated and designated monetary trusts are not included.

4) Fair value information on real estate

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	96,338	82,625	(13,713)	27,574	41,288
Leasehold	1,038	638	(399)	324	724
Total	97,376	83,263	(14,112)	27,899	42,012

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	87,693	75,164	(12,529)	23,143	35,672
Leasehold	913	611	(301)	304	606
Total	88,606	75,775	(12,830)	23,447	36,278

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	88,029	76,036	(11,993)	23,283	35,276
Leasehold	913	664	(249)	343	592
Total	88,943	76,700	(12,242)	23,627	35,869

Note: Fair values as of September 30, 2004 and March 31, 2004 are basically calculated based on the appraisal price. Less important property as of September 30, 2003 is calculated based on the posted price.

5) Fair value information on derivative transactions

a) Gains (losses) on derivatives with and without hedge accounting

As of September 30, 2003 (Millions of Yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	(831)	1,424	1,228	(2,093)	-	(272)
Total	(831)	1,424	1,228	(2,093)	-	(272)

As of September 30, 2004

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(48)	(1,999)	-	-	-	(2,048)
Hedge accounting not applied	(207)	(1,981)	(556)	(513)	-	(3,258)
Total	(255)	(3,981)	(556)	(513)	-	(5,307)

As of March 31, 2004

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,052	10,866	-	-	-	11,918
Hedge accounting not applied	(371)	1,803	(1,056)	332	-	707
Total	680	12,669	(1,056)	332	-	12,626

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of September 30, 2004: a loss of 1,999 million yen ; as of March 31, 2004: a gain of 10,866 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the interim income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

b) Interest-related transactions (Millions of Yen)

Type	As of September 30, 2003				As of September 30, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Interest rate swaps:								
Receipts fixed, payments floating	-	-	-	-	-	-	-	-
Receipts floating, payments fixed	59,200	6,600	(831)	(831)	144,982	142,382	(255)	(255)
Receipts floating, payments floating	-	-	-	-	-	-	-	-
Others:								
Sold	-	-	-	-	-	-	-	-
Bought	-	-	-	-	-	-	-	-
Total				(831)				(255)

Type	As of March 31, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Over-the-counter transactions				
Interest rate swaps:				
Receipts fixed, payments floating	-	-	-	-
Receipts floating, payments fixed	167,582	144,982	680	680
Receipts floating, payments floating	-	-	-	-
Others:				
Sold	-	-	-	-
Bought	-	-	-	-
Total				680

*Interest rate swaps by contractual maturity dates (Millions of Yen, %)

Category	As of September 30, 2003				As of September 30, 2004			
	Total	1 year or shorter	1 year to 3 years	Over 3 years	Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:								
Notional amount	-	-	-	-	-	-	-	-
Average fixed rate (receipt)	-	-	-	-	-	-	-	-
Average fixed rate (payment)	-	-	-	-	-	-	-	-
Receipts fixed, payments floating:								
Notional amount	59,200	52,600	5,200	1,400	144,982	2,600	4,000	138,382
Average fixed rate (receipt) (%)	0.46	0.51	0.07	0.07	0.06	0.07	0.07	0.06
Average fixed rate (payment) (%)	2.21	2.24	1.97	1.97	0.94	1.97	1.97	0.89

Category		As of March 31, 2004			
		Total	1 year or shorter	1 year to 3 years	Over 3 years
Receipts fixed, payments floating:					
	Notional amount	-	-	-	-
	Average fixed rate (receipt)	-	-	-	-
	Average fixed rate (payment)	-	-	-	-
Receipts fixed, payments floating:					
	Notional amount	167,582	22,600	5,200	139,782
	Average fixed rate (receipt) (%)	0.21	1.21	0.06	0.06
	Average fixed rate (payment) (%)	1.12	2.28	1.97	0.90

3) Currency-related transactions

(Millions of Yen)

Category	As of September 30, 2003				As of September 30, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Over-the-counter transactions								
Foreign exchange contracts:								
Sold:	405,749	-	404,325	1,424	224,457	-	228,438	(3,980)
U.S. dollar	134,204	-	131,935	2,269	126,495	-	127,830	(1,334)
Euro	253,455	-	254,271	(815)	90,205	-	92,666	(2,461)
British pound	18,089	-	18,118	(29)	5,703	-	5,754	(51)
Canadian dollar	-	-	-	-	2,052	-	2,185	(133)
Bought:	311	-	311	(0)	297	-	296	(0)
U.S. dollar	311	-	311	(0)	209	-	208	(0)
Euro	-	-	-	-	87	-	88	0
British pound	-	-	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-	-	-
Total				1,424				(3,981)

Category	As of March 31, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Over-the-counter transactions				
Foreign exchange contracts:				
Sold:	283,430	-	270,761	12,669
U.S. dollar	106,425	-	103,445	2,980
Euro	157,126	-	148,605	8,521
British pound	19,877	-	18,711	1,166
Canadian dollar	-	-	-	-
Bought:	229	-	229	0
U.S. dollar	218	-	219	0
Euro	10	-	10	0
British pound	-	-	-	-
Canadian dollar	-	-	-	-
Total				12,669

Notes:

1. Forward exchange rates are used as the term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

4) **Stock-related transactions**

(Millions of Yen)

Category	As of September 30, 2003				As of September 30, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Stock index futures:								
Sold	54,633	-	53,405	1,228	-	-	-	-
Bought	-	-	-	-	17,050	-	16,493	(556)
Stock options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				1,228				(556)

Category	As of March 31, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Exchange-traded transactions				
Stock index futures:				
Sold	22,991	-	24,179	(1,188)
Bought	14,989	-	15,121	131
Stock options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				(1,056)

5) Bond-related transactions

(Millions of Yen)

	As of September 30, 2003				As of September 30, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year				Over 1 Year		
Exchange-traded transactions								
Bond futures contracts:								
Sold	203,513	-	205,606	(2,093)	37,566	-	38,079	(513)
Bought	-	-	-	-	-	-	-	-
Bond futures options:								
Sold								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Bought								
Call	-	-	-	-	-	-	-	-
Put	-	-	-	-	-	-	-	-
Total				(2,093)				(513)

	As of March 31, 2004			
	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
		Over 1 Year		
Exchange-traded transactions				
Bond futures contracts:				
Sold	42,285	-	41,952	332
Bought	-	-	-	-
Bond futures options:				
Sold				
Call	-	-	-	-
Put	-	-	-	-
Bought				
Call	-	-	-	-
Put	-	-	-	-
Total				332

6) Others

The Company held no other derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

3. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Individual variable insurance	25,326	24,528	25,542
Individual variable annuities	14,037	14,639	14,714
Group annuities	123,326	114,980	126,254
Total	162,690	154,148	166,511

(2) Status of Individual Variable Insurance (Separate accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	420	1,490	392	1,397	409	1,475
Variable insurance (whole life)	10,051	81,632	9,641	76,564	9,794	78,544
Total	10,471	83,123	10,033	77,961	10,203	80,020

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	1,017	4.0
Securities	22,430	88.6	22,771	92.8	23,665	92.7
Domestic bonds	6,865	27.1	6,815	27.8	7,331	28.7
Domestic stocks	9,477	37.4	9,906	40.4	10,559	41.3
Foreign securities	6,087	24.0	6,050	24.7	5,774	22.6
Foreign bonds	3,131	12.4	2,749	11.2	2,625	10.3
Foreign stocks and other securities	2,956	11.7	3,300	13.5	3,149	12.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	2,894	11.4	1,756	7.2	859	3.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	25,326	100.0	24,528	100.0	25,542	100.0

c. Net investment income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interests, dividends and income from real estate for rent	233	233	459
Gains on sale of securities	280	401	744
Gains on redemption of securities	-	-	-
Valuation gains on securities	3,067	-	4,410
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	0	1	0
Losses on sale of securities	1,584	265	1,905
Amortization of securities	-	-	-
Devaluation losses on securities	-	540	-
Foreign exchange losses, net	1	0	3
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	1
Net investment income	1,994	(169)	3,706

Note: Above net investment income are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities (Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	22,430	3,067	22,771	(540)
Domestic bonds	6,865	(161)	6,815	38
Domestic stocks	9,477	3,040	9,906	(833)
Foreign bonds	3,131	(215)	2,749	116
Foreign stocks and other securities	2,956	403	3,300	136
Monetary trusts	-	-	-	-

Category	As of March 31, 2004	
	Current fair value and carrying value	Valuation gains (losses)
Trading securities	23,665	4,410
Domestic bonds	7,331	(161)
Domestic stocks	10,559	4,272
Foreign bonds	2,625	(307)
Foreign stocks and other securities	3,149	607
Monetary trusts	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(e) Others

The Company held no other derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(3) Status of Individual Variable Annuities (Separate accounts)

a. Total number of policies and total policy amount in force (Number, Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004	
	Number	Amount	Number	Amount
Variable annuities (variable investment type)	235	1,074	223	1,052
Variable annuities (guaranteed investment type)	178	542	178	546
Total	413	1,616	401	1,599

Category	As of March 31, 2004	
	Number	Amount
Variable annuities (variable investment type)	227	1,068
Variable annuities (guaranteed investment type)	178	546
Total	405	1,615

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2003					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	0	0.0
Securities	4,194	86.5	3,778	91.1	4,551	90.3
Domestic bonds	3,044	62.8	802	19.4	2,374	47.1
Domestic stocks	495	10.2	1,928	46.5	1,327	26.3
Foreign securities	654	13.5	1,046	25.2	850	16.9
Foreign bonds	413	8.5	491	11.9	632	12.5
Foreign stocks and other securities	240	5.0	554	13.4	217	4.3
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	652	13.5	367	8.9	490	9.7
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,848	100.0	4,146	100.0	5,043	100.0

Category	As of September 30, 2004					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	1	0.0	0	0.0	1	0.0
Securities	4,438	89.1	4,013	90.8	4,864	92.9
Domestic bonds	3,189	64.0	876	19.8	2,604	49.7
Domestic stocks	712	14.3	2,115	47.8	1,484	28.4
Foreign securities	537	10.8	1,022	23.1	775	14.8
Foreign bonds	269	5.4	405	9.2	532	10.2
Foreign stocks and other securities	268	5.4	617	14.0	242	4.6
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	540	10.8	407	9.2	370	7.1
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,980	100.0	4,422	100.0	5,236	100.0

Category	As of March 31, 2004					
	Variable investment type				Guaranteed investment type	
	Emphasis on stable return		Emphasis on high return			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	612	12.3	386	8.6	486	9.2
Securities	4,343	87.4	4,066	90.9	4,760	90.3
Domestic bonds	3,194	64.3	881	19.7	2,514	47.7
Domestic stocks	632	12.7	2,198	49.1	1,515	28.8
Foreign securities	516	10.4	986	22.0	730	13.9
Foreign bonds	259	5.2	396	8.9	499	9.5
Foreign stocks and other securities	256	5.2	590	13.2	231	4.4
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Other assets	15	0.3	20	0.5	22	0.4
Reserve for possible loan losses	-	-	-	-	-	-
Total assets	4,971	100.0	4,473	100.0	5,270	100.0

c. Net investment income

(Millions of Yen)

Category	Six Months Ended September 30, 2003			Six Months Ended September 30, 2004		
	Variable investment type		Guaranteed investment type	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return		Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	50	36	49	45	36	48
Gains on sale of securities	25	38	45	33	79	58
Gains on redemption of securities	-	-	-	-	-	-
Valuation gains on securities	103	557	304	-	-	-
Foreign exchange gains, net	-	0	0	0	0	0
Gains from derivatives, net	-	-	-	-	-	-
Other investment income	0	0	0	0	0	0
Losses on sale of securities	142	218	175	43	46	50
Amortization of securities	-	-	-	-	-	-
Devaluation losses on securities	-	-	-	24	127	78
Foreign exchange losses, net	0	-	-	-	-	-
Losses from derivatives, net	-	-	-	-	-	-
Other investment expenses	0	0	0	0	0	0
Net investment income (loss)	35	413	223	11	(58)	(21)

Category	Year Ended March 31, 2004		
	Variable investment type		Guaranteed investment type
	Emphasis on stable return	Emphasis on high return	
Interests, dividends and income from real estate for rent	97	72	97
Gains on sale of securities	73	118	110
Gains on redemption of securities	-	-	-
Valuation gains on securities	184	827	478
Foreign exchange gains, net	-	-	-
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	188	274	223
Amortization of securities	-	-	-
Devaluation losses on securities	-	-	-
Foreign exchange losses, net	0	0	0
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment income (loss)	166	743	461

Note: Above net investment income (loss) are stated on the statements of operations as an item of the gains (losses) from separate accounts.

d. Fair value information on securities

Valuation gains (losses) on trading securities

Individual variable annuities (Variable investment type / Emphasis on stable return) (Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,194	103	4,438	(24)	4,343	184
Domestic bonds	3,044	(65)	3,189	15	3,194	(61)
Domestic stocks	495	166	712	(63)	632	234
Foreign bonds	413	(22)	269	11	259	(33)
Foreign stocks, etc.	240	25	268	11	256	44
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Variable investment type / Emphasis on high return) (Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	3,778	557	4,013	(127)	4,066	827
Domestic bonds	802	(21)	876	6	881	(19)
Domestic stocks	1,928	542	2,115	(181)	2,198	776
Foreign bonds	491	(25)	405	21	396	(33)
Foreign stocks, etc.	554	61	617	26	590	103
Monetary trusts	-	-	-	-	-	-

Individual variable annuities (Guaranteed investment type) (Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)	Current fair value and carrying value	Valuation gains(losses)
Trading securities	4,551	304	4,864	(78)	4,760	478
Domestic bonds	2,374	(66)	2,604	10	2,514	(55)
Domestic stocks	1,327	383	1,484	(124)	1,515	546
Foreign bonds	632	(35)	532	25	499	(52)
Foreign stocks, etc.	217	23	242	10	231	39
Monetary trusts	-	-	-	-	-	-

e. Fair value information on derivative transactions

(a) Interest-related transactions

The Company held no interest-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(b) Currency-related transactions

The Company held no currency-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(c) Stock-related transactions

The Company held no stock-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(d) Bond-related transactions

The Company held no bond-related derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

(e) Others

The Company held no other derivative instruments as of September 30, 2003 and 2004 as well as March 31, 2004.

4. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

Category		Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Core profit (A)		48,056	51,965	107,354
Capital gains		27,441	15,932	39,458
	Gains from monetary trusts, net	5,025	3,929	7,040
	Gains on investments in trading securities, net	-	3,750	-
	Gains on sale of securities	22,415	8,251	32,418
	Gains from derivatives, net	-	-	-
	Foreign exchange gains, net	-	-	-
	Others	-	-	-
Capital losses		8,002	19,590	39,313
	Losses from monetary trusts, net	-	-	-
	Losses on investments in trading securities, net	1,618	-	2,059
	Losses on sale of securities	1,068	6,678	10,068
	Devaluation losses on securities	485	1,495	331
	Losses from derivatives, net	3,571	8,629	21,565
	Foreign exchange losses, net	1,259	2,787	5,289
	Others	-	-	-
Capital gains/losses (B)		19,438	(3,658)	144
(A+B)		67,495	48,306	107,499
Other one-time gains		(325)	(848)	(1,115)
	Ceding reinsurance commissions	-	-	-
	Reversal of contingency reserve	(325)	(848)	(1,115)
	Others	-	-	-
Other one-time losses		1,268	3	1,590
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	-	-	-
	Provision for specific reserve for possible loan losses	-	-	-
	Provision for specific reserves for loans to refinancing countries	-	-	-
	Write-off of loans	1,268	3	1,590
	Others	-	-	-
Other one-time gains/losses (C)		(1,593)	(852)	(2,706)
Ordinary profit (A+B+C)		65,901	47,454	104,792

(Reference) Negative Spread

(Millions of Yen, %)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Negative Spread	(10,580)	(10,659)	(12,973)
Investment yield on core profit	2.25%	2.21%	2.40%
Average assumed investment yield	2.66%	2.63%	2.66%
Policy reserves in general accounts	5,125,136	5,058,151	5,064,445

Notes:

1. *Negative spread calculations:*
   a) *For the six months ended September 30, 2003 and 2004 are calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts x 1/2
   b) *For the year the ended March 31, 2004 are calculated by the following method:*
   (Investment yield on core profit - average assumed investment yield) x policy reserves in general accounts
2. *Investment yield on core profit is calculated by the following method: (Net investment income (general account only) in core profit - interest portion of reserve for policyholder dividends) / policy reserves in general account."*
3. *Average assumed investment yield is an investment yield for policy reserves in general accounts of assumed interests.*
4. *Investment yield on core profit and average assumed investment yield for the respective six months ended September 30, 2003 and 2004 are annualized.*
5. *Policy reserves in general accounts are calculated by the following method:*
   (Policy reserves at the beginning of the year + policy reserves* at the end of the year - assumed interests) x 1/2*
   **Policy reserves represent policy reserves within general accounts except contingency reserve."*

5. Disclosed Claims Based on Insurance Business Law Standard

(Non-Consolidated) (Millions of Yen, %)

Category	As of Sep. 30, 2003	As of Sep. 30, 2004	As of March 31, 2004
Claims against bankrupt and quasi-bankrupt obligors	1,776	423	1,268
Claims with collection risk	4,520	2,637	3,469
Claims for special attention	900	827	849
Sub-total	7,196	3,888	5,587
[% of Total]	[0.61]	[0.36]	[0.50]
Claims against normal obligors	1,165,697	1,082,862	1,122,492
Total	1,172,894	1,086,751	1,128,080

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Non-Consolidated) (Millions of Yen, %)

Category	As of Sep. 30, 2003	As of Sep. 30, 2004	As of March 31, 2004
Loans to bankrupt companies	288	92	184
Past due loans	6,004	2,966	4,553
Loans over due for three months or more	406	-	-
Restructured loans	485	827	849
Total: a	7,185	3,886	5,586
[% of total loans]	[0.62]	[0.36]	[0.50]
Specific reserve for possible loan losses: b	3,169	1,775	2,665
General reserve for possible loan losses: c	1,322	408	1,055
Amount covered by collateral and guarantees: d	3,621	1,955	2,722
Sub-total =a-b-c-d	(928)	(252)	(857)
Coverage ratio A = (b+c) / a	62.5	56.2	66.6
Coverage ratio B = (b+c+d) / a	112.9	106.5	115.3

Notes:

1. Certain past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2003, September 30, 2004 and March 31, 2004 amounted to 591 million yen, 122 million yen and 154 million yen, respectively. Past due loans also decreased due to write-offs in the amounts of 5,845 million yen, 410 million yen and 2,876 million yen as of September 30, 2003, September 30, 2004 and March 31, 2004, respectively.

2. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

4. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

(Reference) Reserves for possible loan losses (Non-Consolidated)

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
(1) Reserve for possible loan losses			
a. General reserve	1,322	408	1,055
b. Specific reserve	3,169	1,775	2,665
c. Specific reserves for loans to refinancing countries	-	-	-
(2) Net provision for specific reserve			
a. Provision	3,169	1,775	2,665
b. Reversal	3,214	2,650	3,079
c. Net provision	(44)	(874)	(414)
(3) Specific reserves for loans to refinancing countries			
a. Number of countries	-	-	-
b. Amount of loans	-	-	-
c. Net provision	-	-	-
(4) Write-off of loans	1,268	3	1,590

7. Solvency Margin Ratio

(Non-Consolidated)

(Millions of Yen, %)

Items	As of Sep. 30, 2003	As of Sep. 30, 2004	As of Mar. 31, 2004
Total solvency margin (A)	515,795	580,069	600,502
Equity (less certain items)	148,768	157,384	155,666
Reserve for price fluctuations	30,005	31,629	30,820
Contingency reserve	75,667	77,306	76,457
Reserve for possible loan losses	1,322	408	1,055
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	113,060	143,470	184,894
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(14,112)	(12,830)	(12,242)
Excess of amount of policy surrender payment	111,378	115,869	112,095
Unallotted portion of reserve for policyholder dividends	7,843	7,545	7,545
Future profits	16,553	15,658	15,260
Deferred tax assets	40,308	43,626	43,947
Subordinated debt	-	-	-
Deductible items	(15,000)	-	(15,000)
Total risk $\sqrt{R_1^2 + (R_2 + R_3)^2} + R_4$ (B)	96,432	117,265	116,047
Insurance risk R_1	34,585	34,572	34,578
Assumed investment yield risk R_2	22,071	21,426	21,673
Investment risk R_3	65,327	87,616	86,115
Business risk R_4	2,439	2,872	2,847
Solvency margin ratio (%) $\frac{(A)}{(1/2)\times(B)}\times 100$	1,069.7%	989.3%	1,034.9%

Notes:

1. *The above ratio is calculated in accordance with Articles 86, 87, 161, 162 and 190 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.*
2. *Equity represents equity on the balance sheet less each of the followings:*
   a) *As of Sep. 30, 2003 and 2004: net unrealized gains on securities, deferred gain on sale of real estate and appropriation paid in cash.*
   b) *As of Mar. 31, 2004: net unrealized gains on securities, deferred gain on sale of real estate and estimated appropriation paid in cash.*
3. *Net unrealized gains (losses) on real estates as of Sep. 30, 2004 and Mar. 31, 2004 are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price. Net unrealized gains (losses) on real estates as of Sep. 30, 2003 is calculated by the method of posted price.*
4. *Deductible items as of Sep. 30, 2003 and Mar. 31, 2004 in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.*

November 18, 2004
Daido Life Insurance Company

Supplementary Data for the Six Months Ended September 30, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
New Policy Amount	(MY)	2,234,285	-	5.9%	4,309,774	2,109,438
Policy Amount in Force	(MY)	39,454,137	0.4%	1.0%	39,294,826	39,075,896
Surrender and Lapse Amount	(MY)	1,593,580	-	(12.6%)	3,317,779	1,823,480
Surrender and Lapse Rate	(%)	4.06	-	(0.58points)	8.44	4.64
Income from Insurance Premiums	(MY)	434,401	-	(9.6%)	928,260	480,795
Individual Insurance and Annuities	(MY)	327,260	-	3.1%	641,092	317,454
Group Insurance and Annuities	(MY)	105,230	-	(34.8%)	283,474	161,494
Annualized Premiums of New Policies	(MY)	39,816	-	19.3%	70,032	33,387
3rd Sector Products	(MY)	1,887	-	(9.1%)	4,044	2,027
Annualized Premiums of Total Policies	(MY)	659,731	1.1%	1.7%	652,452	648,617
3rd Sector Products	(MY)	62,335	(1.3%)	(2.3%)	63,141	63,791

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. Surrender and lapse rates for the six months ended September 30, 2004 and 2003 are not annualized.
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Total Assets	(MY)	5,938,831	(1.3%)	(1.9%)	6,017,918	6,051,668
Adjusted Net Asset	(MY)	597,261	(5.6%)	10.3%	632,528	541,542
Adjusted Net Asset/ General Account Assets	(%)	10.3	(0.5points)	1.1points	10.8	9.2
Solvency Margin Ratio	(%)	989.3	(45.6points)	(80.4points)	1,034.9	1,069.7

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
Core Profit	(MY)	51,965	-	8.1%	107,354	48,056

		Fiscal Year Ending March 31, 2005 (Forecast)	Fiscal Year Ended March 31, 2004
Amount of Negative Spread	(MY)	27,000	12,973

(4) Policy and Other Reserves

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Policy Reserve (Note: 1)	(MY)	5,216,261	(39,906)	(94,268)	5,256,168	5,310,530
General Account	(MY)	5,076,274	(30,194)	(85,063)	5,106,468	5,161,337
Separate Account	(MY)	139,987	(9,711)	(9,205)	149,699	149,192
Reserve for Price Fluctuations	(MY)	31,629	808	1,624	30,820	30,005
Contingency Reserve	(MY)	77,306	848	1,638	76,457	75,667
Contingency Reserve 1	(MY)	44,269	393	803	43,875	43,465
Contingency Reserve 2	(MY)	33,036	454	835	32,582	32,201
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose (Note: 2)	(MY)	54,000	-	16,000	54,000	38,000

Notes:
1. The amount of policy reserve excludes the amount of contingency reserve.
2. Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Securities	(MY)	205,884	(49,610)	27,716	255,495	178,167
Domestic Stocks	(MY)	93,600	(37,045)	8,705	130,646	84,895
Domestic Bonds	(MY)	80,475	(4,430)	(7,747)	84,905	88,223
Foreign Securities	(MY)	11,196	3,081	17,588	8,114	(6,391)
Real Estate (domestic land and lease)	(MY)	(12,830)	(588)	1,282	(12,242)	(14,112)

Notes:
1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.
2. From March 31, 2004, unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(6) Investment for the Six Months Ended September 30, 2004

		Net Increase (decrease)	Second Half Year Ending March 31, 2005 (Planned)
Domestic Stocks	(MY)	48,864	Basically maintain current asset composition. Possible change according to the prospect of the market.
Domestic Bonds	(MY)	(25,782)	
Foreign Stocks	(MY)	(24,002)	
Foreign Bonds	(MY)	(131,354)	
Other Securities	(MY)	110,625	
Real Estate	(MY)	246	

Note: Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2004

		As of September 30, 2004		
NIKKEI Average	(yen)		approx.	7,400
TOPIX	(point)		approx.	750
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	2.1
	(%)	Steepening case	approx.	2.6
Foreign Securities	(yen)		approx.	107.9

Notes:
1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2004: 1.44%).
2. These figures are calculated based on asset holdings as of September 30, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.
3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.
4. The indice of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2004: 111.05 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance forecast for the Fiscal Year Ending March 31, 2005

		Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	(BY)	867
Core Profit	(BY)	98
Policy Amount in Force	(BY)	39,470

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of September 30, 2004

a. Contributions from Domestic Banks

		As of September 30, 2004
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

		As of September 30, 2004
Bank Stocks Held	(MY)	82,096
Preferred Stocks issued by Foreign Subsidiaries	(MY)	60,000
Preferred Securities issued by Foreign Subsidiaries	(MY)	15,552
Subordinated Loans and Debentures	(MY)	208,041

(10) Number of Employees

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
In-house Sales Representatives	(number)	5,022	(4.4%)	(5.2%)	5,251	5,295
Sales Agents	(number)	13,410	2.5%	2.5%	13,079	13,089
Administrative personnel	(number)	3,183	1.5%	(0.1%)	3,136	3,185

(11) OTC Sales thorough Banks

Daido Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(12) Other Questions

Future plans for capital raising

We believe that Daido Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans

Daido Life will further enhance operational efficiency through the use of information technology and rationalization of operations. In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

THIS PAGE IS INTENTIONALLY LEFT BLANK

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2004)

November 18, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for **Taiyo Life Insurance Company**)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 18, 2004
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended Sep. 30, 2004	¥599,639 million	(3.9)	¥15,139 million	(23.9)	¥19,007 million	(24.3)	¥8,929 million	24.0
Six months ended Sep. 30, 2003	¥623,690 million	(15.3)	¥19,898 million	4.1	¥25,105 million	53.1	¥7,203 million	-
FY2003 ended Mar. 31, 2004	¥1,257,877 million	(9.2)	¥31,859 million	38.2	¥37,551 million	30.7	¥7,020 million	45.5

	Net Income Per Share
Six months ended Sep. 30, 2004	¥5,953.29
Six months ended Sep. 30, 2003	¥4,802.16
FY2003 ended Mar. 31, 2004	¥4,651.55

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2004: 1,500,000; for the six months ended September 30, 2003: 1,500,000; for the fiscal year ended March 31, 2004: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the same term of the previous fiscal year.*
3. *Changes in method of accounting: Applicable*
4. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended Sep. 30, 2004	¥-	¥-
Six months ended Sep. 30, 2003	¥-	¥-
FY2003 ended Mar. 31, 2004	¥-	¥1,500.00

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sep. 30, 2004	¥6,290,064 million	¥194,251 million	3.1%	¥129,500.70
As of Sep. 30, 2003	¥6,613,248 million	¥185,157 million	2.8%	¥123,438.35
As of Mar. 31, 2004	¥6,409,552 million	¥225,240 million	3.5%	¥150,132.00

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2004: 1,500,000; as of September 30, 2003: 1,500,000; as of March 31, 2004: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Six Month Ended September 30, 2004"*.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unaudited Non-Consolidated Interim Financial Statements

Taiyo Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Assets:						
Cash and Deposits:						
Cash	¥ 2,150		¥ 1,330		¥ 1,272	
Deposits	53,675		21,588		45,733	
Total Cash and Deposits	55,825	0.8	22,918	0.4	47,006	0.7
Call Loans	147,478	2.2	208,531	3.3	102,197	1.6
Monetary Claims Purchased	45,666	0.7	81,898	1.3	55,092	0.9
Monetary Trusts	33,748	0.5	27,848	0.4	30,880	0.5
Securities:						
Government bonds	819,594		739,657		745,081	
Municipal bonds	413,038		452,684		383,375	
Corporate bonds	1,031,884		1,295,430		1,292,482	
Domestic stocks	481,426		507,552		555,841	
Foreign securities	965,051		811,497		867,332	
Other securities	114,596		96,676		83,384	
Total Securities	3,825,591	57.8	3,903,498	62.1	3,927,498	61.3
Loans:						
Policy loans	122,534		116,245		120,081	
Commercial loans	1,996,732		1,659,507		1,844,479	
Total Loans	2,119,267	32.0	1,775,752	28.2	1,964,561	30.7
Property and Equipment:						
Land	106,402		105,722		105,845	
Buildings	82,219		78,772		79,149	
Equipment	418		399		411	
Construction in progress	1,128		0		1,439	
Total Property and Equipment	190,169	2.9	184,895	2.9	186,845	2.9
Due from Agencies	9	0.0	–	–	–	–
Due from Reinsurers	49	0.0	19	0.0	86	0.0
Other Assets:						
Accounts receivable	80,203		7,073		7,221	
Prepaid expenses	1,201		1,866		746	
Accrued income	33,166		30,337		32,411	
Deposit for rent	326		299		283	
Derivatives	32,566		7,259		30,861	
Deferred valuation losses on hedge	566		443		496	
Suspense payable	3,647		1,689		3,230	
Other assets	14,214		13,467		13,927	
Total Other Assets	165,893	2.5	62,437	1.0	89,179	1.4
Deferred Tax Assets	30,536	0.5	23,115	0.4	8,368	0.1
Deferred Tax Assets on Land Revaluation	1,220	0.0	1,983	0.0	1,831	0.0
Reserve for Possible Loan Losses	(2,207)	(0.0)	(2,834)	(0.0)	(3,995)	(0.1)
Total Assets	¥ 6,613,248	100	¥ 6,290,064	100	¥ 6,409,552	100

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 17,982		¥ 20,241		¥ 20,824	
Policy reserve	6,081,842		5,867,920		5,965,947	
Reserve for policyholder dividends	76,903		71,584		73,396	
Total Policy Reserves	6,176,728	93.4	5,959,746	94.7	6,060,167	94.5
Due to Reinsurers	35	0.0	43	0.0	32	0.0
Subordinated Bond	–	–	20,000	0.3	20,000	0.3
Other Liabilities:						
Subordinated payable	85,000		35,000		35,000	
Accrued income taxes	–		55		–	
Accounts payable	99,464		2,577		3,450	
Accrued expenses	8,747		8,986		9,264	
Unearned income	449		629		638	
Deposits received	499		510		471	
Guarantee deposits	6,698		6,694		6,531	
Derivatives	6,448		15,754		3,232	
Deferred valuation gains on hedge	4,861		2,329		3,393	
Suspense receipt	6,367		1,978		2,051	
Other liabilities	3		3		3	
Total Other Liabilities	218,538	3.3	74,518	1.2	64,036	1.0
Reserve for Employees' Retirement Benefits	29,145	0.4	31,826	0.5	31,501	0.5
Reserve for Directors' and Corporate Auditors' Retirement Benefits	367	0.0	1,001	0.0	980	0.0
Reserve for Price Fluctuations	3,275	0.0	*8,677*	0.1	7,591	0.1
Total Liabilities	6,428,091	97.2	*6,095,813*	96.9	6,184,311	96.5
Stockholder's Equity:						
Common Stock						
Authorized – 6,000,000 shares						
Issued – 1,500,000 shares	37,500	0.6	37,500	0.6	37,500	0.6
Capital Surplus	37,500	0.6	37,500	0.6	37,500	0.6
Retained Earnings:						
Appropriated retained earnings	35,668		40,654		35,668	
Unappropriated retained earnings	34,494		35,401		33,692	
	70,162	1.1	76,055	1.2	69,361	1.1
Land Revaluation	(35,039)	(0.5)	(33,398)	(0.5)	(33,460)	(0.5)
Net Unrealized Gains on Securities	75,034	1.1	76,593	1.2	114,340	1.8
Total Stockholder's Equity	185,157	2.8	194,251	3.1	225,240	3.5
Total Liabilities and Stockholder's Equity	¥ 6,613,248	100	¥ 6,290,064	100	¥ 6,409,552	100

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Six months ended September 30, 2003	%	Six months ended September 30, 2004	%	Year ended March 31, 2004	%
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 413,614		¥ 394,066		¥ 794,016	
Ceded reinsurance commissions	59		37		151	
Total Income from Insurance Premiums	413,674		394,103		794,168	
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	0		1		2	
Interest income and dividends from securities	41,866		40,290		81,309	
Interest income from loans	28,722		22,718		55,095	
Interest from real estate for rent	3,662		3,780		7,445	
Other income from interest and dividends	198		266		381	
Total interest, dividends and income from real estate for rent	74,450		67,058		144,233	
Gains from monetary trusts, net	776		27		1,428	
Gains on sale of securities	46,238		22,977		88,399	
Gains from derivatives, net	11,226		–		15,637	
Foreign exchange gains, net	–		90		–	
Other investment income	6,293		141		7,231	
Gains on separate accounts, net	3,409		54		4,658	
Total Investment Income	142,394		90,349		261,588	
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	200		197		447	
Income due to withheld insurance payments	13,247		15,545		31,522	
Reversal of reserve for outstanding claims	417		583		–	
Reversal of policy reserve	52,404		98,026		168,299	
Other ordinary profit	1,351		833		1,849	
Total Other Ordinary Income	67,622		115,186		202,120	
Total Ordinary Revenues	¥ 623,690	100	¥ 599,639	100	¥ 1,257,877	100

(¥: In Millions of yen)	Six months ended September 30, 2003	%	2004	%	Year ended March 31, 2004	%
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 256,156		¥ 270,276		¥ 508,633	
Annuity payments	48,863		52,835		96,562	
Insurance benefits	57,395		55,531		117,364	
Surrender payments	79,876		76,675		180,388	
Other payments	31,152		37,914		72,708	
Reinsurance premiums	85		129		177	
Total Insurance Claims and Other Payments	473,530		493,363		975,834	
Provision for Policy and Other Reserves:						
Provision for outstanding claims	–		–		2,424	
Interest portion of reserve for policyholder dividends	130		54		182	
Total Provision for Policy and Other Reserves	130		54		2,606	
Investment Expenses:						
Interest expenses	1,089		801		2,032	
Losses on sale of securities	37,142		8,677		62,806	
Devaluation losses on securities	44		2,584		279	
Losses from derivatives, net	–		14,521		–	
Foreign exchange losses, net	24,385		–		43,923	
Provision for reserve for possible loan losses	–		–		731	
Write-off of loans	4		22		–	
Depreciation of real estate for rent	1,754		1,599		3,479	
Other investment expenses	2,137		1,543		4,633	
Total Investment Expenses	66,559		29,750		117,886	
Operating Expenses	43,403		41,463		85,533	
Other Ordinary Expenses:						
Payments related to withheld insurance claims	14,267		13,374		29,589	
Taxes	2,848		2,710		5,590	
Depreciation	2,409		2,721		4,955	
Provision for reserve for employees' retirement benefits	45		324		2,401	
Other ordinary losses	596		738		1,619	
Total Other Ordinary Expenses	20,167		19,868		44,156	
Total Ordinary Expenses	603,791	96.8	584,500	97.5	1,226,018	97.5
Ordinary Profit	¥ 19,898	3.2	¥ 15,139	2.5	¥ 31,859	2.5

(¥: In Millions of yen)	Six months ended September 30, 2003	%	2004	%	Year ended March 31, 2004	%
Extraordinary Gains:						
Gains on sale of property and equipment	¥ –		¥ 0		¥ –	
Reversal of reserve for possible loan losses	1,056		1,160		–	
Recoveries of bad debts previously written-off	–		14		148	
Gains on sale of parent company's stocks	–		5,838		–	
Gains on liquidation of subsidiary	–		–		68	
Other	62		–		10	
Total Extraordinary Gains	1,118	0.2	7,014	1.2	227	0.0
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	405		129		1,386	
Provision for reserve for price fluctuations	1,143		1,085		5,459	
Cumulative effect prior years provision for reserve for directors' and corporate auditors' retirement benefits due to accounting change	–		–		367	
Total Extraordinary Losses	1,549	0.2	1,214	0.2	7,214	0.6
Provision for Reserve for Policyholder Dividends	6,621	1.1	6,568	1.1	11,915	0.9
Income Before Income Taxes	12,847	2.1	14,370	2.4	12,956	1.0
Income Taxes:						
Current	56	0.0	(1,104)	(0.2)	36	0.0
Deferred	5,588	0.9	6,545	1.1	5,899	0.5
Net Income	7,203	1.2	8,929	1.5	7,020	0.6
Unappropriated Retained Earnings at Beginning of Period	25,591		26,414		25,591	
Transfer from land revaluation	1,699		57		1,081	
Unappropriated Retained Earnings at End of Period	¥ 34,494		¥ 35,401		¥ 33,692	

Supplementary Materials for the Six Months Ended September 30, 2004

1. Insurance Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004				As of March 31, 2004	
	Number	Amount	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	4,028	110,983	3,720	92.4	121,539	109.5	3,871	115,779
Individual annuities	1,541	46,000	1,469	95.4	43,750	95.1	1,505	44,999
Subtotal	5,569	156,983	5,190	93.2	165,289	105.3	5,376	160,778
Group insurance	-	110,949	-	-	106,176	95.7	-	109,161
Group annuities	-	8,052	-	-	7,074	87.9	-	7,446

Notes: 1. Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	Six months ended September 30, 2003					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	158	78.9	14,467	143.5	10,943	3,524
Individual annuities	13	80.6	202	47.5	358	(155)
Subtotal	171	79.0	14,670	139.6	11,302	3,368
Group insurance	-	-	1,898	368.8	1,898	-
Group annuities	-	-	0	5.9	0	-

Category	Three months ended September 30, 2004					
	Number	% Change	Amount	% Change	New policies	Net increase from conversion
Individual insurance	165	104.9	14,526	100.4	11,088	3,438
Individual annuities	2	16.3	(50)	-	71	(122)
Subtotal	168	98.2	14,476	98.7	11,159	3,316
Group insurance	-	-	232	12.3	232	-
Group annuities	-	-	2	5,969.4	2	-

Category	Year ended March 31, 2004					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	318	82.9	27,972	133.8	21,561	6,410
Individual annuities	16	51.5	170	20.2	461	(291)
Subtotal	334	80.5	28,142	129.4	22,023	6,119
Group insurance	-	-	2,340	219.2	2,340	-
Group annuities	-	-	0	6.8	0	-

Notes: 1. Number of new policies included net increase from conversion.

2. The new policy amount including net increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuities is equal to the initial premium payment.

(3) Annualized Premiums of 3rd Sector Products

(Millions of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004		Year ended March 31, 2004
	Amount	Amount	% Change	Amount
New policies	-	6,979.00	-	12,913.00
Policy Amount in Force	-	104,619.00	-	102,897.00

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Average Amount of New Policies and Amount in Force (Individual insurance)

(Thousands of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Average amount of new policies	7,767	7,476	7,534
Average amount in force	2,755	3,266	2,991

Note: The average amount of new policies does not include increase from conversion.

(5) New Policy Rate (New policy amount / amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Individual insurance	10.42	9.58	20.53
Individual annuities	0.75	0.16	0.97
Subtotal	7.40	6.94	14.42
Group insurance	1.73	0.21	2.13

Notes: 1. The above figures do not include increase from conversion.
2. The figures of the six months ended September 30, 2004 and 2003 are not annualized.

(6) Surrender and Lapse Rate (Surrender and lapse amount / amount in force at the beginning of fiscal year)

(%)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Individual insurance	5.62	5.44	11.45
Individual annuities	2.00	1.18	3.37
Subtotal	4.49	4.25	8.92
Group insurance	0.02	0.02	0.34

Note: The figures of the six months ended September 30, 2004 and 2003 are not annualized.

(7) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004				As of March 31, 2004	
	Number	Amount	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	121	5,898	101	83.8	6,297	106.8	231	12,018
Individual annuities	31	952	18	57.8	529	55.6	54	1,608
Subtotal	153	6,850	120	78.4	6,827	99.7	286	13,626
Group insurance	-	19	-	-	21	113.1	-	378

Note: Policy amounts for individual annuities are equal to the fund to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

(8) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Average premium Amount	14,441	13,714	14,164

(9) Average Assumed Investment Yield and Amount of Negative Spread

(Millions of yen)

Category	Three months ended September 30, 2003	Three months ended September 30, 2004	Year ended March 31, 2004
Amount of negative spread	11,393	18,843	30,217
Yield on investment revenues and expenses in core profit (annualized)	2.61%	2.22%	2.44%
Average assumed investment yield (annualized)	2.99%	2.87%	2.96%
Individual insurance & Individual annuities, included	3.25%	3.10%	3.20%
Policy reserve in general account	5,966,361	5,813,435	5,877,855

Notes: 1. Method of calculating negative spread:
(Yield on investment revenues and expenses in core profit [1.10%] - Average assumed investment yield [1.42%]) x Policy reserve in general account [5,813.4 billion yen]

2. Yield on investment revenues and expenses in core profit and average assumed rate of return as in 1 above represent the pre-annualized rate of return calculated as in the notes 3 and 4 hereunder.

3. "Yield on investment revenues and expenses in core profit" is calculated by dividing numerator as investment revenues and expenses (asset investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

4. Average assumed investment yield is calculated by dividing numerator as assumed interest (general account only) by denominator as policy reserve in general account.

5. Policy reserve in general account represents the earned policy reserve calculated for policy reserve in general account less contingency reserve by Hardy method as follows:
Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

2. Indices Concerning Accounting (Non-Consolidated)

(1) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Insurance claims	Death benefits	7,078	7,513	7,755
	Accidental death benefits	485	415	491
	Disability benefits	758	837	824
	Maturity benefits	516	541	506
	Others	2	31	8
	Subtotal	8,841	9,339	9,587
Annuity payments		310	345	318
Insurance benefits		4,031	5,774	6,023
Surrender payments		4,288	4,245	4,318
Deferred insurance benefits		37	57	58
Total, include others		17,982	20,241	20,824

(2) Policy Reserve

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy reserve (excluding contingency reserve)	Individual insurance	2,666,952	2,544,551	2,603,834
	Individual annuities	2,541,252	2,545,370	2,546,926
	Group insurance	9,598	10,454	10,743
	Group annuities	805,229	707,448	744,683
	Others	3,915	3,870	3,943
	Subtotal	6,026,948	5,811,694	5,910,131
Contingency reserve	I	42,822	43,673	43,262
	II	12,070	12,552	12,552
	Subtotal	54,893	56,226	55,815
Total		6,081,842	5,867,920	5,965,947

(3) Policy Reserve Calculating Methods and Ratios

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Calculating methods	Policies subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
	Policies not subject to Standard Policy Reserve Method	Net level premium reserve method	Net level premium reserve method	Net level premium reserve method
Ratio of "amount of the company's policy reserve (excluding contingency reserve)" to "policy reserve required by regulatory standards"		100.0%	100.0%	100.0%

Notes: 1. The calculating methods and the ratios are set for individual insurance and individual annuity. The concept of accumulation method is not targeted at policy reserve for group insurance and group annuity, so these insurance policies are not included.

2. The ratio for policies to which the standard policy reserve method is applied is indicated in the method laid down in Notice No. 48 from the Ministry of Finance. The ratio for policies to which the standard policy reserve method is not applied is indicated for accumulated reserve for claims and unearned premiums calculated with the net level premium reserve method.

(4) Other Reserves

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004		Reason and calculating method
	Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)	
Reserve for possible loan losses	2,207	(1,058)	2,834	(1,161)	3,995	729	As already described in Accounting Policies, the descriptions are omitted
General reserve	1,131	(1,058)	1,752	(559)	2,312	122	
Specific reserve	1,076	(0)	1,081	(601)	1,683	606	
Reserve for employees' retirement benefits	29,145	45	31,826	324	31,501	2,401	
Reserve for directors' retirement benefits	367	(75)	1,001	20	980	537	
Reserve for price fluctuations	3,275	1,143	8,677	1,085	7,591	5,459	

(5) Insurance Premium

a. Payment method

(Millions of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Individual insurance	282,553	275,135	561,921
[Lump-sum payment]	26,230	39,765	59,433
[Annual payment]	6,809	6,438	12,577
[Semi-annual payment]	857	769	1,648
[Monthly payment]	248,655	228,162	488,262
Individual annuities	64,127	51,521	118,373
[Lump-sum payment]	3,651	2,383	6,137
[Annual payment]	-	0	0
[Semi-annual payment]	-	-	-
[Monthly payment]	60,476	49,137	112,235
Group insurance	17,527	17,312	37,056
Group annuities	48,878	49,560	75,586
Total, including others	413,614	394,066	794,016

b. Year

(Millions of Yen)

Category		Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Individual insurance and annuities	First year	50,335	59,243	104,692
	Second and subsequent years	296,345	267,412	575,603
	Subtotal	346,681	326,656	680,295
Group insurance	First year	273	114	618
	Second and subsequent years	17,253	17,197	36,438
	Subtotal	17,527	17,312	37,056
Group annuities	First year	90	318	132
	Second and subsequent years	48,788	49,241	75,454
	Subtotal	48,878	49,560	75,586
Total	First year	50,729	59,696	105,495
	Second and subsequent years	362,885	334,369	688,521
	Total	413,614	394,066	794,016
	% Change	(10.9%)	(4.7%)	(10.6%)

(6) Insurance Claims

(Millions of Yen)

Category	Six months ended September 30, 2003	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2004	Year ended March 31, 2004
Death benefits	24,340	12,811	2,110	8,952	-	-	1	23,876	50,729
Accidental death benefits	855	627	-	39	-	-	-	666	1,513
Disability benefits	1,213	615	44	439	-	-	-	1,100	2,316
Maturity benefits	229,741	217,763	-	1	26,824	-	-	244,588	454,050
Others	6	44	-	-	-	-	0	44	23
Total	256,156	231,862	2,155	9,433	26,824	-	1	270,276	508,633

(7) Annuity Payments

(Millions of Yen)

Six months ended September 30, 2003	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2004	Year ended March 31, 2004
48,863	-	46,209	210	6,371	44	-	52,835	96,562

(8) Insurance Benefits

(Millions of Yen)

Category	Six months ended September 30, 2003	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2004	Year ended March 31, 2004
Death benefits	2,661	480	2,301	1	-	2	-	2,786	5,534
Hospitalization benefits	12,075	11,068	151	13	-	-	41	11,275	23,910
Operation benefits	5,932	5,313	83	-	-	-	-	5,397	11,586
Injury benefits	56	31	-	3	-	-	-	34	98
Survival benefits	18,024	20,179	-	-	-	59	-	20,238	42,051
Others	18,646	22	5	6	15,761	-	1	15,797	34,182
Total	57,395	37,097	2,542	25	15,761	61	43	55,531	117,364

(9) Surrender Payments

(Millions of Yen)

Six months ended September 30, 2003	Individual insurance	Individual annuities	Group insurance	Group annuities	Workers' asset formation insurance and annuities	Others	Six months ended September 30, 2004	Year ended March 31, 2004
79,876	32,414	17,914	20	26,154	171	-	76,675	180,388

(10) Operating Expenses

(Millions of Yen)

Category	Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Sales Activity Related Expenses	13,388	13,284	26,803
In-house sales representative expenses	12,742	12,675	25,525
Sales agent expenses	340	305	673
Selection expenses	305	303	604
Sales Administrative Expenses	3,673	3,862	7,412
Administrative / operational expenses	2,986	3,047	5,891
Expenses for training of in-house sales representatives	639	782	1,435
Advertising expenses	46	33	84
General Administrative Expenses	26,341	24,315	51,318
Personnel expenses	11,803	10,499	22,651
Non-Personnel Expenses	13,789	12,931	27,166
[Donation and others]	[18]	[12]	[23]
Contributions	334	338	670
Burden charges	414	545	829
Total	43,403	41,463	85,533

Notes: 1. *Major non-personnel expenses are system-related costs, shop costs and welfare expenses.*

2. *The contributions are burden charges paid to former Life Insurance Policyholders' Protection Fund taken over by the current Life Insurance Policyholders' Protection Corporation in accordance with the provision of Clause 5, Article 140 of bylaws to the Law Concerning Establishment of Laws Related to the Financial System Reformation.*
3. *The burden charges are paid to the Life Insurance Policyholders' Protection Corporation in accordance with the provision of Article 259 of the Insurance Business Law.*

(11) Operating Expense Ratio (Against insurance premiums)

(Millions of Yen)

Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
10.5%	10.5%	10.8%

4. Investments in General Account Assets for Six Months Ended September 30, 2004 (Non-Consolidated)

(1) Six Months Ended September 30, 2004 Investment

a. Investment performances

Our general account assets as of September 30, 2004 totaled ¥6,284.5 billion, down ¥108.8 billion from the previous fiscal year-end. Of these assets, net unrealized gains on "available-for-sale securities" resulting from application of the fair value accounting decreased by ¥59.0 billion from the previous fiscal year-end, to ¥119.8 billion. Out of such net unrealized gains, ¥76.5 billion was added directly to shareholders' equity as net unrealized gains on securities.

In terms of major asset allocation, the yen denominated-fixed income assets were reduced as a whole, with domestic public and corporate bonds increasing by ¥77.0 billion (See Note) and loans decreasing by ¥188.8 billion reflecting the general corporate trend of the reduction in interest-bearing debts. Among price fluctuations assets, foreign bonds decreased by ¥40.8 billion (See Note) from the previous fiscal year-end through allocating assets considering foreign-exchange rate and interest rate risks.

Note: Increase or decrease in securities is calculated based on the outstanding assets before marking to market.

b. Investment gains/losses

Overall investment gains in the general account dropped by ¥48.6 billion from the previous period, to ¥90.2 billion. This is mainly because gains on sales of securities fell ¥23.2 billion as well as interest and dividend income declined ¥7.3 billion year on year due to lower reinvestment yields.

Total investment expenses decreased by ¥36.8 billion from the previous fiscal period, to ¥29.7 billion, primarily due to a reduction of ¥28.4 billion in losses on sales of securities.

As a result, net investment income totaled ¥60.5 billion, down ¥11.8 billion from the previous fiscal period.

Net unrealized gains on securities as a whole were ¥117.7 billion, down ¥51.1 billion from the previous fiscal year-end. This is attributable to the fact that net unrealized gains on domestic stocks declined due to equity weakness.

(2) Asset Composition (General Account)

(Millions of Yen, %) [Reference]

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004		[Reference] As of September 30, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	200,193	3.0	231,291	3.7	148,589	2.3	231,291	3.7
Securities repurchased under resale agreements	-	-	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-	-	-
Monetary claims purchased	45,666	0.7	81,898	1.3	55,092	0.9	82,009	1.3
Securities under proprietary accounts	-	-	-	-	-	-	-	-
Monetary trusts	33,748	0.5	27,848	0.4	30,880	0.5	25,810	0.4
Securities	3,788,020	57.6	3,898,198	62.0	3,912,075	61.2	3,778,222	60.9
Domestic bonds	2,248,080	34.2	2,486,026	39.6	2,415,965	37.8	2,469,389	39.8
Domestic stocks	470,532	7.2	505,861	8.0	549,923	8.6	427,703	6.9
Foreign securities	954,812	14.5	809,634	12.9	862,802	13.5	785,103	12.7
Foreign bonds	795,820	12.1	668,073	10.6	728,265	11.4	643,407	10.4
Foreign stocks and other securities	158,991	2.4	141,561	2.3	134,536	2.1	141,696	2.3
Other securities	114,596	1.7	96,676	1.5	83,384	1.3	96,025	1.5
Loans	2,119,267	32.2	1,775,752	28.3	1,964,561	30.7	1,775,752	28.6
Policy loans	122,534	1.9	116,245	1.8	120,081	1.9	116,245	1.9
Commercial loans	1,996,732	30.4	1,659,507	26.4	1,844,479	28.8	1,659,507	26.7
Property and equipment	189,750	2.9	184,495	2.9	186,434	2.9	184,495	3.0
Deferred tax assets	30,536	0.5	23,115	0.4	8,368	0.1	66,387	1.1
Deferred tax assets concerning revaluation	1,220	0.0	1,983	0.0	1,831	0.0	1,983	0.0
Other assets	166,167	2.5	62,825	1.0	89,589	1.4	62,800	1.0
Reserve for possible loan losses	(2,207)	(0.0)	(2,834)	(0.0)	(3,995)	(0.1)	(2,834)	(0.0)
Total	6,572,364	100.0	6,284,576	100.0	6,393,428	100.0	6,205,920	100.0
Foreign currency denominated assets included	945,627	14.4	809,308	12.9	866,976	13.6	782,517	12.6

Note: The "Reference" column indicates the composition of assets before marking to market.

(3) Changes in the Amount of Assets by Categories

(Millions of Yen) [Reference]

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004	[Reference] Six Months Ended September 30, 2004
Cash and deposits, call loans	33,472	82,701	(18,132)	82,701
Securities repurchased under resale agreements	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-
Monetary claims purchased	3,699	26,806	13,125	26,781
Securities under proprietary accounts	-	-	-	-
Monetary trusts	(21,871)	(3,032)	(24,738)	(3,510)
Securities	175,183	(13,877)	299,238	45,218
Domestic bonds	(166,953)	70,060	932	77,073
Domestic stocks	84,506	(44,062)	163,898	(15,224)
Foreign securities	184,658	(53,167)	92,647	(35,942)
Foreign bonds	173,707	(60,192)	106,152	(40,828)
Foreign stocks and other securities	10,950	7,024	(13,504)	4,886
Other securities	72,972	13,291	41,760	19,312
Loans	(109,877)	(188,809)	(264,582)	(188,809)
Policy loans	(3,027)	(3,836)	(5,480)	(3,836)
Commercial loans	(106,849)	(184,972)	(259,102)	(184,972)
Property and equipment	(3,937)	(1,938)	(7,253)	(1,938)
Deferred tax assets	(48,064)	14,746	(70,231)	(6,577)
Deferred tax assets concerning revaluation	(10,908)	151	(10,297)	151
Other assets	78,639	(26,763)	2,061	(26,891)
Reserve for possible loan losses	1,058	1,161	(729)	1,161
Total	97,394	(108,852)	(81,540)	(71,710)
Foreign currency denominated assets included	175,771	(57,668)	97,121	(37,124)

Note: The "Reference" column indicates changes in the amount of assets before marking to market.

(4) Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interests, dividends and income from real estate for rent	74,450	67,058	144,233
Interest income from deposits	0	1	2
Interest income and dividends from securities	41,866	40,290	81,309
Interest income from loans	28,722	22,718	55,095
Income from real estate for rent	3,662	3,780	7,445
Other income from interest and dividends	198	266	381
Gain on securities under proprietary	-	-	-
Gains from monetary trusts, net	776	27	1,428
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	46,238	22,977	88,399
Gains on sale of domestic bonds	18,473	844	22,309
Gains on sale of domestic stocks	11,973	14,131	42,083
Gains on sale of foreign securities	15,789	7,993	23,991
Other	0	7	14
Gains on redemption of securities	-	-	-
Gains from derivatives, net	11,226	-	15,637
Foreign exchange gains, net	-	90	-
Other investment income	6,293	141	7,231
Total	138,984	90,295	256,930

(5) Investment Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interest expenses	1,089	801	2,032
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	37,142	8,677	62,806
Losses on sale of domestic bonds	13,273	2,108	17,234
Losses on sale of domestic stocks	21,771	3,425	25,203
Losses on sale of foreign securities	2,098	3,144	20,220
Others	-	-	148
Devaluation losses on securities	44	2,584	279
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	44	609	40
Devaluation losses on foreign securities	-	1,973	-
Others	-	1	239
Amortization of securities	-	-	-
Losses from derivatives, net	-	14,521	-
Foreign exchange losses, net	24,385	-	43,923
Provision for reserve for possible loan losses	-	-	731
Write-offs of loans	4	22	-
Depreciation of real estate for rent	1,754	1,599	3,479
Other investment expenses	2,137	1,543	4,633
Total	66,559	29,750	117,886

(6) Net Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Total	72,425	60,544	139,044

[Reference] Breakdown of gains / losses from derivatives, net

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interest-rate-related gains / losses	(19)	32	13
Currency-related gains / losses	16,152	(13,392)	23,421
Stock-related gains / losses	(2,691)	(1,161)	(5,347)
Bond-related gains / losses	(2,359)	-	(2,585)
Other gains / losses	143	-	135
Total	11,226	(14,521)	15,637

(7) Securities

(Millions of Yen, %)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds		805,741	21.3	738,119	18.9	741,970	19.0
Municipal bonds		413,038	10.9	452,684	11.6	383,375	9.8
Corporate bonds		1,029,300	27.2	1,295,222	33.2	1,290,620	33.0
	Public corporation bonds, included	641,576	16.9	943,181	24.2	881,098	22.5
Domestic Stocks		470,532	12.4	505,861	13.0	549,923	14.1
Foreign securities		954,812	25.2	809,634	20.8	862,802	22.1
	Foreign bonds	795,820	21.0	668,073	17.1	728,265	18.6
	Foreign stocks	105,048	2.8	121,972	3.1	115,044	2.9
	Others	53,943	1.4	19,588	0.5	19,491	0.5
Other securities		114,596	3.0	96,676	2.5	83,384	2.1
Total		3,788,020	100.0	3,898,198	100.0	3,912,075	100.0

(8) Stock Holdings by Industry

(Millions of Yen, %)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
		Amount	Percentage	Amount	Percentage	Amount	Percentage
Fishery, agriculture and forestry		-	-	-	-	-	-
Mining		-	-	-	-	-	-
Construction		7,243	1.5	12,163	2.4	9,220	1.7
Manufacturing industries	Food products	4,515	1.0	5,769	1.1	4,829	0.9
	Textiles and clothing	4,393	0.9	4,780	0.9	8,059	1.5
	Pulp and paper	2,593	0.6	5,163	1.0	4,514	0.8
	Chemicals	36,710	7.8	48,307	9.5	44,062	8.0
	Medicals	12,824	2.7	6,238	1.2	9,791	1.8
	Oil and coal products	-	-	-	-	1,554	0.3
	Rubber products	639	0.1	-	-	3,390	0.6
	Glass and stone products	2,799	0.6	1,802	0.4	4,355	0.8
	Steel	16,975	3.6	22,289	4.4	17,120	3.1
	Non-steel metals	3,818	0.8	3,183	0.6	3,172	0.6
	Metal products	227	0.0	425	0.1	294	0.1
	Machinery	51,626	11.0	61,763	12.2	57,843	10.5
	Electric appliances	44,871	9.5	76,496	15.1	70,448	12.8
	Transportation vehicles	14,738	3.1	13,524	2.7	20,032	3.6
	Precision machinery	8,248	1.8	7,424	1.5	10,159	1.8
	Others	1,452	0.3	5,686	1.1	6,429	1.2
Electric and gas utilities		32,173	6.8	20,593	4.1	30,400	5.5
Transportation / information telecommunications	Ground transportation	46,186	9.8	48,361	9.6	51,363	9.3
	Water transportation	-	-	3,933	0.8	3,381	0.6
	Air transportation	-	-	-	-	-	-
	Warehouses / transportation	405	0.1	451	0.1	467	0.1
	Information / telecommunications	9,165	1.9	13,623	2.7	17,044	3.1
Commerce	Wholesaling	5,954	1.3	10,772	2.1	8,886	1.6
	Retailers	7,615	1.6	13,612	2.7	9,315	1.7
Financial services / insurance	Banking	56,317	12.0	48,110	9.5	56,770	10.3
	Securities and commodity futures trading	33,516	7.1	20,118	4.0	26,024	4.7
	Insurance	25,272	5.4	12,509	2.5	28,455	5.2
	Other financial services	10,926	2.3	6,653	1.3	10,940	2.0
Real estate		22,751	4.8	25,531	5.0	29,361	5.3
Service companies		6,566	1.4	6,570	1.3	2,231	0.4
Total		470,532	100.0	505,861	100.0	549,923	100.0

(9) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	83,264	175,754	86,188	49,496	277,250	133,786	805,741
Municipal bonds	67,083	155,769	73,557	60,788	51,085	4,753	413,038
Corporate bonds	82,325	268,272	209,779	164,047	245,519	59,355	1,029,300
Domestic Stocks						470,532	470,532
Foreign securities	18,157	140,995	169,701	213,354	191,275	221,327	954,812
Foreign bonds	18,157	140,818	167,564	201,732	191,275	76,271	795,820
Foreign stocks and other securities	-	177	2,136	11,621	-	145,055	158,991
Other securities	37	5,703	4,016	2,433	2,489	99,915	114,596
Total	250,869	746,496	543,243	490,120	767,620	989,670	3,788,020

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	65,391	152,658	116,226	89,889	167,410	146,543	738,119
Municipal bonds	84,596	60,132	101,689	90,218	105,572	10,474	452,684
Corporate bonds	85,884	172,474	335,235	201,877	363,943	135,807	1,295,222
Domestic Stocks						505,861	505,861
Foreign securities	21,561	181,191	190,381	128,825	95,606	192,067	809,634
Foreign bonds	21,561	181,021	176,662	128,825	95,606	64,396	668,073
Foreign stocks and other securities	-	170	13,718	-	-	127,671	141,561
Other securities	1,899	265	-	7,075	-	87,436	96,676
Total	259,333	566,723	743,532	517,886	732,532	1,078,190	3,898,198

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	110,743	181,811	51,390	75,926	178,397	143,701	741,970
Municipal bonds	87,322	81,723	89,752	61,159	57,675	5,740	383,375
Corporate bonds	94,291	272,171	263,163	192,339	382,410	86,244	1,290,620
Domestic Stocks						549,923	549,923
Foreign securities	20,877	130,698	217,132	161,131	136,419	196,544	862,802
Foreign bonds	20,877	130,530	214,881	149,524	136,419	76,033	728,265
Foreign stocks and other securities	-	167	2,251	11,606	-	120,511	134,536
Other securities	61	5,131	-	5,033	-	73,158	83,384
Total	313,296	671,535	621,438	495,590	754,903	1,055,313	3,912,075

Note: "Due after Ten Years" includes securities with maturity dates unfixed.

(10) Loans

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy loans	122,534	116,245	120,081
Policyholders loans	120,097	113,696	117,658
Premium loans	2,437	2,548	2,423
Commercial loans	1,996,732	1,659,507	1,844,479
[Loans to non-residents included]	[163,828]	[110,049]	[132,556]
Loans to corporations	1,488,618	1,226,970	1,417,906
[Loans to domestic corporations included]	[1,331,683]	[1,119,614]	[1,290,442]
Loans to Japanese government, government-related organizations and international organizations	21,815	14,120	18,029
Loans to Japanese local governments and public entities	24,961	17,587	17,168
Mortgage loans	300,567	243,687	245,662
Consumer loans	139,850	136,590	124,948
Others	20,918	20,550	20,764
Total	2,119,267	1,775,752	1,964,561

(11) Loans to Domestic Companies by Company Size

(Millions of Yen, %)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
			Percentage		Percentage		Percentage
Large-sized corporations	Number of debtors	192	75.9	178	73.9	191	74.6
	Amount	1,218,354	91.5	1,000,837	89.4	1,177,864	91.3
Medium-sized corporations	Number of debtors	12	4.7	7	2.9	10	3.9
	Amount	17,394	1.3	13,997	1.3	17,666	1.4
Small- and medium-sized corporations	Number of debtors	49	19.4	56	23.2	55	21.5
	Amount	95,933	7.2	104,779	9.4	94,911	7.4
Total	Number of debtors	253	100.0	241	100.0	256	100.0
	Amount	1,331,683	100.0	1,119,614	100.0	1,290,442	100.0

Notes:

1. Corporations are grouped as follows:

Business type	(i) All except (ii)-(iv)		(ii) Retail & restaurants		(iii) Services		(iv) Wholesalers	
Large-sized corporations	With employees more than 300, and	With a capital of 1,000 million yen or more	With more than 50 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more	With more than 100 employees, and	With a capital of 1,000 million yen or more
Medium-sized corporations		With a capital of more than 300 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 50 million yen and less than 1,000 million yen		With a capital of more than 100 million yen and less than 1,000 million yen
Small- and medium-sized corporations	With a capital of 300 million yen or less, or regular employees of 300 or less		With a capital of 50 million yen or less, or regular employees of 50 or less		With a capital of 50 million yen or less, or regular employees of 100 or less		With a capital of 100 million yen or less, or regular employees of 100 or less	

2. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(12) Loans by Industry

(Millions of Yen, %)

	Industry		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic	Manufacturing industries		187,153	9.4	187,129	11.3	193,579	10.5
		Food products	-	-	390	0.0	390	0.0
		Textiles and clothing	4,419	0.2	2,229	0.1	4,312	0.2
		Timber and wood products, pulp and paper	4,290	0.2	5,042	0.3	5,080	0.3
		Printing	-	-	-	-	-	-
		Chemicals	22,104	1.1	22,228	1.3	24,784	1.3
		Oil and coal	11,000	0.6	8,437	0.5	8,500	0.5
		Ceramic and stone products	2,347	0.1	2,731	0.2	2,821	0.2
		Steel	81,134	4.1	77,646	4.7	79,114	4.3
		Non-steel metals	5,350	0.3	4,843	0.3	4,903	0.3
		Metal products	-	-	-	-	-	-
		Machinery	10,740	0.5	10,992	0.7	10,966	0.6
		Electric appliances	17,970	0.9	23,711	1.4	22,863	1.2
		Transportation vehicles	26,384	1.3	27,491	1.7	28,443	1.5
		Precision machinery	1,412	0.1	1,384	0.1	1,400	0.1
		Others	-	-	-	-	-	-
	Agriculture, forestry and fisheries		-	-	-	-	-	-
	Mining		-	-	-	-	-	-
	Construction		15,687	0.8	14,583	0.9	15,483	0.8
	Electricity, gas heat supply and water supply		78,647	3.9	64,453	3.9	70,111	3.8
	Information and telecommunication		15,410	0.8	13,122	0.8	15,665	0.8
	Transportation		76,814	3.8	80,218	4.8	82,187	4.5
	Wholesalers		169,760	8.5	141,383	8.5	159,694	8.7
	Retailers		13,230	0.7	14,854	0.9	14,526	0.8
	Financial services/insurance		589,927	29.5	426,905	25.7	544,414	29.5
	Real estate		81,629	4.1	80,760	4.9	83,932	4.6
	Service companies		139,727	7.0	121,879	7.3	137,879	7.5
	Local governments		2,025	0.1	2,331	0.1	1,878	0.1
	Mortgage and consumer and others		461,337	23.1	400,828	24.2	391,375	21.2
	Others		1,552	0.1	1,007	0.1	1,195	0.1
	Total		1,832,903	91.8	1,549,458	93.4	1,711,922	92.8
Overseas	Government organizations		6,893	0.3	2,693	0.2	5,093	0.3
	Financial institutions		87,344	4.4	19,835	1.2	63,943	3.5
	Commerce and industry companies		69,590	3.5	87,520	5.3	63,520	3.4
	Total		163,828	8.2	110,049	6.6	132,556	7.2
Grand total			1,996,732	100.0	1,659,507	100.0	1,844,479	100.0

(13) Loans by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	120,392	166,426	89,966	67,324	88,684	80,585	613,379
Fixed rates loans	319,998	376,020	219,344	136,403	284,215	47,368	1,383,352
Total	440,391	542,446	309,311	203,728	372,900	127,954	1,996,732

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	78,254	89,114	70,451	43,456	63,495	63,165	407,937
Fixed rates loans	204,611	277,460	225,988	150,419	301,984	91,104	1,251,569
Total	282,865	366,575	296,440	193,876	365,479	154,270	1,659,507

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Floating rates loans	89,685	136,144	78,222	57,978	68,671	55,586	486,288
Fixed rates loans	335,136	313,099	221,809	165,701	272,010	50,432	1,358,190
Total	424,821	449,244	300,032	223,680	340,682	106,019	1,844,479

Note: "Due after Ten Years" includes loans with maturity dates unfixed.

(14) Foreign Investments

a. Investments by asset category

(i) Foreign currency denominated assets (yen amount not fixed) (Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	888,693	71.3	769,187	71.5	834,014	72.9
Foreign stocks	15,060	1.2	32,049	3.0	25,064	2.2
Cash, deposits & others	41,873	3.4	8,071	0.8	7,897	0.7
Total	945,627	75.8	809,308	75.3	866,976	75.7

(ii) Foreign currency denominated assets of which the amount in yen is fixed (Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Cash, deposits & others	-	-	-	-	-	-
Total	-	-	-	-	-	-

(iii) Yen denominated assets (Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to nonresidents	163,828	13.1	110,049	10.2	132,556	11.6
Foreign bonds	35,609	2.9	54,317	5.1	43,473	3.8
Foreign stocks & other securities	102,077	8.2	101,530	9.4	101,606	8.9
Others	-	-	-	-	-	-
Total of yen-denominated assets	301,515	24.2	265,897	24.7	277,636	24.3

(iv) Total [(i)+(ii)+(iii)] (Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign investments and loans	1,247,142	100.0	1,075,205	100.0	1,144,613	100.0
(Real estate held abroad included)	-	-	-	-	-	-

Note: "Foreign currency denominated assets of which the amount in yen is fixed" are assets whose amounts in yen to be received at the settlement are fixed by making exchange contracts, and are included in the Balance Sheet.

b. Foreign currency denominated assets by currency

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
US dollar	418,759	44.3	292,604	36.2	355,594	41.0
Euro	349,379	36.9	341,947	42.3	342,990	39.6
British pound	30,723	3.2	30,191	3.7	37,055	4.3
Canadian dollar	76,863	8.1	68,227	8.4	71,210	8.2
Swedish krona	69,901	7.4	69,443	8.6	60,125	6.9
Hong Kong dollar	-	-	6,894	0.9	-	-
Others	-	-	-	-	-	-
Total	945,627	100.0	809,308	100.0	866,976	100.0

c. Investments by region

(Millions of Yen, %)

Region	As of September 30, 2003							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	450,073	47.1	435,023	54.7	15,050	9.5	46,222	28.2
Europe	378,714	39.7	332,957	41.8	45,757	28.8	62,450	38.1
Oceania	-	-	-	-	-	-	18,000	11.0
Asia	190	0.0	-	-	190	0.1	16,262	9.9
Latin America	118,121	12.4	20,127	2.5	97,994	61.6	15,000	9.2
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	7,711	0.8	7,711	1.0	-	-	5,893	3.6
Total	954,812	100.0	795,820	100.0	158,991	100.0	163,828	100.0

(Millions of Yen, %)

Region	As of September 30, 2004							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	346,735	42.8	320,498	48.0	26,236	18.5	17,988	16.3
Europe	304,650	37.6	293,119	43.9	11,530	8.1	58,350	53.0
Oceania	-	-	-	-	-	-	-	-
Asia	7,070	0.9	-	-	7,070	5.0	9,017	8.2
Latin America	122,790	15.2	26,066	3.9	96,723	68.3	23,000	20.9
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	28,388	3.5	28,388	4.2	-	-	1,693	1.5
Total	809,634	100.0	668,073	100.0	141,561	100.0	110,049	100.0

(Millions of Yen, %)

Region	As of March 31, 2004							
	Foreign securities						Loans to non-residents	
			Foreign bonds		Foreign stocks & other securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	406,944	47.2	380,792	52.3	26,152	19.4	31,988	24.1
Europe	310,951	36.0	299,344	41.1	11,606	8.6	62,450	47.1
Oceania	-	-	-	-	-	-	10,000	7.5
Asia	213	0.0	-	-	213	0.2	9,025	6.8
Latin America	116,630	13.5	20,066	2.8	96,563	71.8	15,000	11.3
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International organizations	28,062	3.3	28,062	3.9	-	-	4,093	3.1
Total	862,802	100.0	728,265	100.0	134,536	100.0	132,556	100.0

(15) Valuation Gains on Trading Securities

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	33,654	(630)	27,135	709	29,042	(38)
Monetary trusts	33,654	(630)	27,135	709	29,042	(38)

Note: *"Monetary trusts" is composed of securities held in monetary trust.*

(16) Fair Value Information on Securities (those with current fair value out of securities excluding trading securities)

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	118,592	119,312	720	966	(245)
Domestic bonds	77,595	78,316	721	966	(244)
Monetary claims purchased	35,996	35,996	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	923,187	911,837	(11,350)	4,293	(15,643)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,555,414	2,672,859	117,444	156,172	(38,727)
Domestic bonds	1,222,265	1,247,296	25,031	31,619	(6,588)
Domestics stocks	374,701	442,986	68,285	78,008	(9,723)
Foreign securities	844,517	863,623	19,106	40,764	(21,658)
Foreign bonds	760,727	795,820	35,093	40,201	(5,107)
Foreign stocks and other securities	83,790	67,803	(15,987)	563	(16,550)
Other securities	104,261	109,282	5,021	5,752	(730)
Money claims purchased	9,669	9,669	0	26	(26)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,597,194	3,704,009	106,814	161,431	(54,616)
Domestic bonds	2,223,049	2,237,451	14,402	36,879	(22,477)
Domestic stocks	374,701	442,986	68,285	78,008	(9,723)
Foreign securities	844,517	863,623	19,106	40,764	(21,658)
Foreign bonds	760,727	795,820	35,093	40,201	(5,107)
Foreign stock and other securities	83,790	67,803	(15,987)	563	(16,550)
Other securities	104,261	109,282	5,021	5,752	(730)
Monetary claims purchased	45,665	45,666	0	26	(26)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts do not include other than trading securities.

3. The monthly average price of September 2003 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of September 30, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	20,086
Available-for-sale securities	104,030
Unlisted domestic stocks (except OTC-traded stocks)	7,913
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	6,117
Total	124,117

(Millions of Yen)

Category			As of September 30, 2004				
			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities			263,140	260,756	(2,384)	1,773	(4,158)
	Domestic bonds		196,017	193,377	(2,639)	1,518	(4,157)
	Monetary claims purchased		62,123	62,378	255	255	(0)
	Certificates of deposit		5,000	5,000	0	0	-
Policy reserve matching bonds			1,385,442	1,385,718	275	11,935	(11,660)
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			2,109,310	2,229,214	119,903	145,212	(25,308)
	Domestic bonds		887,929	904,566	16,636	20,165	(3,528)
	Domestics stocks		415,103	493,261	78,157	93,916	(15,758)
	Foreign securities		694,158	718,727	24,569	29,355	(4,786)
		Foreign bonds	643,407	668,073	24,665	27,184	(2,518)
		Foreign stocks and other securities	50,750	50,654	(96)	2,171	(2,267)
	Other securities		92,232	92,883	650	1,744	(1,093)
	Money claims purchased		19,886	19,774	(111)	30	(141)
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			3,757,894	3,875,689	117,794	158,921	(41,127)
Domestic bonds			2,469,389	2,483,662	14,273	33,619	(19,346)
Domestic stocks			415,103	493,261	78,157	93,916	(15,758)
Foreign securities			694,158	718,727	24,569	29,355	(4,786)
	Foreign bonds		643,407	668,073	24,665	27,184	(2,518)
	Foreign stock and other securities		50,750	50,654	(96)	2,171	(2,267)
Other securities			92,232	92,883	650	1,744	(1,093)
Monetary claims purchased			82,009	82,153	143	286	(142)
Certificates of deposit			5,000	5,000	0	0	-
Others			-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

3. The month end price of September 2004 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category		As of September 30, 2004
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Others	-
Policy reserve matching bonds		-
Stock of subsidiaries and affiliated companies		5,114
Available-for-sale securities		102,274
	Unlisted domestic stocks (except OTC-traded stocks)	7,485
	Unlisted foreign stocks (except OTC-traded stocks)	90,000
	Unlisted foreign bonds	-
	Others	4,788
Total		107,388

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,146,103	2,325,096	178,993	194,708	(15,714)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	3,674,918	3,843,839	168,921	201,515	(32,593)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	415,560	522,556	106,996	114,050	(7,054)
Foreign securities	730,101	771,914	41,813	47,301	(5,488)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	45,864	43,648	(2,216)	1,548	(3,765)
Other securities	76,712	83,383	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	-	-	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts do not include other than trading securities.

3. The monthly average price of March 2004 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currencydominated assets.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	19,632
Available-for-sale securities	98,731
Unlisted domestic stocks (except OTC-traded stocks)	7,735
Unlisted foreign stocks (except OTC-traded stocks)	90,000
Unlisted foreign bonds	-
Others	996
Total	118,363

*The followings are unrealized profits and losses on the carrying value for the yen-translated foreign securities out of securities without current fair value, and the securities with current fair value.

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	118,592	119,312	720	966	(245)
Domestic bonds	77,595	78,316	721	966	(244)
Monetary claims purchased	35,996	35,996	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	923,187	911,837	(11,350)	4,293	(15,643)
Stocks of subsidiaries and affiliated companies	20,086	20,002	(83)	-	(83)
Available-for-sale securities	2,659,445	2,776,870	117,424	156,172	(38,747)
Domestic bonds	1,222,265	1,247,296	25,031	31,619	(6,588)
Domestics stocks	382,614	450,899	68,285	78,008	(9,723)
Foreign securities	935,271	954,357	19,086	40,764	(21,678)
Foreign bonds	760,727	795,820	35,093	40,201	(5,107)
Foreign stocks and other securities	174,544	158,537	(16,006)	563	(16,570)
Other securities	109,574	114,596	5,021	5,752	(730)
Money claims purchased	9,669	9,669	0	26	(26)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,721,312	3,828,023	106,711	161,431	(54,720)
Domestic bonds	2,223,049	2,237,451	14,402	36,879	(22,477)
Domestic stocks	402,246	470,532	68,285	78,008	(9,723)
Foreign securities	935,726	954,728	19,002	40,764	(21,762)
Foreign bonds	760,727	795,820	35,093	40,201	(5,107)
Foreign stock and other securities	174,998	158,907	(16,090)	563	(16,654)
Other securities	109,574	114,596	5,021	5,752	(730)
Monetary claims purchased	45,665	45,666	0	26	(26)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	50	50	-	-	-

(Millions of Yen)

Category	As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	263,140	260,756	(2,384)	1,773	(4,158)
Domestic bonds	196,017	193,377	(2,639)	1,518	(4,157)
Monetary claims purchased	62,123	62,378	255	255	(0)
Certificates of deposit	5,000	5,000	0	0	-
Policy reserve matching bonds	1,385,442	1,385,718	275	11,935	(11,660)
Stocks of subsidiaries and affiliated companies	5,114	5,114	-	-	-
Available-for-sale securities	2,211,584	2,331,449	119,865	145,212	(25,347)
Domestic bonds	887,929	904,566	16,636	20,165	(3,528)
Domestics stocks	422,589	500,747	78,157	93,916	(15,758)
Foreign securities	785,103	809,634	24,530	29,355	(4,824)
Foreign bonds	643,407	668,073	24,665	27,184	(2,518)
Foreign stocks and other securities	141,696	141,561	(135)	2,171	(2,306)
Other securities	96,025	96,676	650	1,744	(1,093)
Money claims purchased	19,886	19,774	(111)	30	(141)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,865,282	3,983,038	117,756	158,921	(41,165)
Domestic bonds	2,469,389	2,483,662	14,273	33,619	(19,346)
Domestic stocks	427,703	505,861	78,157	93,916	(15,758)
Foreign securities	785,103	809,634	24,530	29,355	(4,824)
Foreign bonds	643,407	668,073	24,665	27,184	(2,518)
Foreign stock and other securities	141,696	141,561	(135)	2,171	(2,306)
Other securities	96,025	96,676	650	1,744	(1,093)
Monetary claims purchased	82,009	82,153	143	286	(142)
Certificates of deposit	5,000	5,000	0	0	-
Others	50	50	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of September 30, 2004 and 2003 (There were no unrealized gains/losses).

3. The monthly average price of September 2003 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets. The month end price of September 2004 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

(Millions of Yen)

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	183,888	182,807	(1,081)	704	(1,786)
Domestic bonds	143,890	142,809	(1,081)	704	(1,785)
Monetary claims purchased	34,998	34,998	(0)	0	(0)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Policy reserve matching bonds	1,344,926	1,335,935	(8,990)	6,102	(15,093)
Stocks of subsidiaries and affiliated companies	19,632	19,632	-	-	-
Available-for-sale securities	2,244,835	2,423,771	178,936	194,708	(15,772)
Domestic bonds	903,500	927,149	23,649	26,397	(2,748)
Domestics stocks	423,295	530,291	106,996	114,050	(7,054)
Foreign securities	821,046	862,802	41,755	47,301	(5,546)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stocks and other securities	136,810	134,536	(2,273)	1,548	(3,822)
Other securities	76,713	83,384	6,670	6,926	(255)
Money claims purchased	20,229	20,093	(135)	31	(167)
Certificates of deposit	-	-	-	-	-
Others	50	50	-	-	-
Total	3,793,282	3,962,146	168,864	201,515	(32,651)
Domestic bonds	2,392,316	2,405,893	13,577	33,204	(19,627)
Domestic stocks	442,927	549,923	106,996	114,050	(7,054)
Foreign securities	821,046	862,802	41,755	47,301	(5,546)
Foreign bonds	684,236	728,265	44,029	45,753	(1,723)
Foreign stock and other securities	136,810	134,536	(2,273)	1,548	(3,822)
Other securities	76,713	83,384	6,670	6,926	(255)
Monetary claims purchased	55,227	55,091	(136)	31	(167)
Certificates of deposit	5,000	4,999	(0)	-	(0)
Others	50	50	-	-	-

Notes: *1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.*

2. Monetary trusts include securities other than trading securities and their carrying value and the current fair value were 50 million yen as of March 31, 2004 (There were no unrealized gains/losses).

3. The monthly average price of March 2003 is applied to the fair value of domestic and foreign stocks and the exchange rate of foreign currency dominated assets.

(17) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of September 30, 2003					As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	33,748	33,748	-	-	-	27,848	27,848	-	-	-

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	30,880	30,880	-	-	-

* Monetary trusts for investment

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses	Carrying value	Net valuation gains/losses
Monetary trusts for investment	33,698	196	27,798	477	30,830	(54)

Note: All assets in monetary trusts are disclosed since fiscal year ended March 31, 2004. As such, figures ended September 30, 2003 are revised as follows:
Before (listed on carrying value): 33,654 million yen; After (includes net valuation gains/losses in fiscal 2004: (630) million yen)

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities

(Millions of Yen)

Category	As of September 30, 2003					As of September 30, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Held-to-maturity securities	-	-	-	-	-	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-	50	50	-	-	-

Category	As of March 31, 2004				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Available-for-sale securities	50	50	-	-	-

(18) Fair Value Information on Real Estate (balance of land, unrealized gains/losses, etc.)

(Millions of Yen)

Category	As of September 30, 2003					As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	106,402	100,146	(6,255)	1,273	(7,528)	105,722	96,387	(9,334)	2,725	(12,060)
Leasehold	156	126	(30)	11	(41)	156	116	(40)	10	(51)
Total	106,558	100,273	(6,285)	1,285	(7,570)	105,878	96,503	(9,374)	2,736	(12,111)

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	105,845	96,843	(9,002)	2,721	(11,724)
Leasehold	156	118	(38)	11	(49)
Total	106,002	96,961	(9,040)	2,732	(11,773)

Note: Current fair value are calculated based on the posted price.

(19) Fair Value Information on Derivative Transactions (total transactions to which hedge accounting is or is not applied)

(i) Breakdown of net gains/losses (breakdown of transactions hedge accounting appplied and not applied)

(Millions of Yen)

	Interest-rate-related	Currency-related	Stock-related	Bond-related	Others	Total
With hedge accounting	4,531	(13,003)	-	-	-	(8,472)
Without hedge accounting	341	(560)	(1,410)	-	-	(1,629)
Total	4,872	(13,564)	(1,410)	-	-	(10,102)

Notes: 1. Net profits/losses with fair value hedge accounting (currncy-related: 13,003 million yen) and without hedge accounting applied hedge accounting transactions are recorded on the statement of operations.

2. Net profits/losses on interest-rate-related transactions include the amount equivalent to accrued interest on interest-rate-swap transactions applied hedge accounting.

(ii) Interest-rate-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2003				As of September 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
	Interest rate swaps												
	Receipts fixed, payments floating	326,555	201,364	9,777	9,777	222,221	159,750	4,872	4,872	291,763	192,993	7,118	7,118
	Payments fixed, receipts floating	100,000	-	(948)	(948)	-	-	-	-	-	-	-	-
	Receipts floating, payments floating	-	-	-	-	-	-	-	-	-	-	-	-
Total					8,828				4,872				7,118

Note : Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(Reference) Balance of notional principal of interest rate swapping by term to maturity (as of September 30, 2004)

(Millions of Yen)

	1 year or shorter	1 year to 3 years	3 year to 5 years	5 year to 7 years	7 year to 10 years	Over 10 years	Total
Receipts fixed, payments floating	62,470	75,808	53,841	13,100	17,000	-	222,221
(Average rate received)	2.98%	2.56%	1.27%	1.85%	1.53%	-	2.24%
(Average rate paid)	0.13%	0.51%	0.37%	0.73%	0.63%	-	0.39%
Payments fixed, receipts floating	-	-	-	-	-	-	-
(Average rate received)	-	-	-	-	-	-	-
(Average rate paid)	-	-	-	-	-	-	-

(iii) Currency-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2003				As of September 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
	Exchange contract												
	Sold	586,796	-	565,116	21,679	554,890	-	568,427	(13,537)	634,034	-	612,246	21,787
	US dollar	255,336	-	241,868	13,468	200,765	-	202,965	(2,200)	255,763	-	248,920	6,843
	Euro	241,088	-	234,443	6,645	252,337	-	258,707	(6,369)	273,158	-	259,675	13,483
	British pound	7,542	-	7,387	155	11,978	-	12,140	(161)	15,424	-	15,558	(133)
	Canadian dollar	40,740	-	39,333	1,407	45,521	-	47,899	(2,377)	53,218	-	52,770	448
	Swedish krona	42,087	-	42,084	3	44,282	-	46,709	(2,427)	36,468	-	35,321	1,146
	Hong Kong dollar	-	-	-	-	5	-	5	(0)	-	-	-	-
	Bought	607	-	605	(2)	-	-	-	-	-	-	-	-
	US dollar	607	-	605	(2)	-	-	-	-	-	-	-	-
	Currency options												
	Sold												
	Call	130,478	-			5,613	-			-	-		
		[707]		349	357	28		29	(1)	[-]		-	-
	US dollar	33,905	-			5,613	-			-	-		
		[141]		4	136	28		29	(1)	[-]		-	-
	Euro	49,120	-			-	-			-	-		
		[290]		106	184	[-]		-	-	[-]		-	-
	British pound	9,462	-			-	-			-	-		
		[47]		35	12	[-]		-	-	[-]		-	-
	Canadian dollar	22,629	-			-	-			-	-		
		[121]		4	117	[-]		-	-	[-]		-	-
	Swedish krona	15,360	-			-	-			-	-		
		[106]		197	(91)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	123,272	-			5,310	-			-	-		
		[707]		1,506	799	28		3	(25)	[-]		-	-
	US dollar	32,057	-			5,310	-			-	-		
		[141]		734	593	28		3	(25)	[-]		-	-
	Euro	46,465	-			-	-			-	-		
		[290]		454	163	[-]		-	-	[-]		-	-
	British pound	8,930	-			-	-			-	-		
		[47]		23	(23)	[-]		-	-	[-]		-	-
	Canadian dollar	21,340	-			-	-			-	-		
		[121]		270	148	[-]		-	-	[-]		-	-
	Swedish krona	14,480	-			-	-			-	-		
		[106]		23	(82)	[-]		-	-	[-]		-	-
	Total				22,835				(13,564)	-			21,787

Notes:
1. Figures in parentheses indicates option premiums in the balance sheet.
2. Exchange rate as of the end of each fiscal year is used for futures rate .
3. This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.
4. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(iv) Stock-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2003				As of September 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
	Stock index futures												
	Sold												
	Call	13,963	-			-	-			-	-		
		[1,081]		1,093	(12)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	50,000	-			69,892	-			79,947	-		
		1,081		421	(660)	4,376		2,965	(1,410)	4,590		2,393	(2,197)
	Total				(672)				(1,410)				(2,197)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(v) Bond-related derivative transactions

(Millions of Yen)

Category	Type	As of September 30, 2003				As of September 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Options												
	Sold												
	Call	67,835	-			-	-			-	-		
		[644]		798	(154)	[-]		-	-	[-]		-	-
	Put	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Bought												
	Call	-	-			-	-			-	-		
		[-]		-	-	[-]		-	-	[-]		-	-
	Put	63,949	-			-	-			-	-		
		1,063		589	(473)	[-]		-	-	[-]		-	-
	Total				(627)				-				-

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gans/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements, the difference between the option premium and the current fair value for option transactions, and the current fair value for swap transactions.

(vi) Others

(Millions of Yen)

Category	Type	As of September 30, 2003				As of September 30, 2004				As of March 31, 2004			
		Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Credit default swap												
	Protection short position	10,000	10,000	44	44	-	-	-	-	-	-	-	-
	Protection long position	-	-	-	-	-	-	-	-	-	-	-	-
	Total				44				-				-

Note: Valuation gains/losses indicates the current fair value.

4. Status of Separate Account Assets (Non-Consolidated)

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
	Amount	Amount	Amount
Individual variable insurance	5,194	5,485	5,493
Individual variable annuities	-	-	-
Group annuities	35,690	3	10,631
Total of separate account	40,885	5,488	16,125

(2) Status of Individual Variable Insurance (Separate Accounts)

a. Total number of policies and total policy amount in force

(Number, Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term-life)	388	440	355	407	372	426
Variable insurance (whole-life)	554	1,940	550	1,933	552	1,934
Total	942	2,380	905	2,341	924	2,361

b. Asset composition

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	305	5.9	157	2.9	312	5.7
Securities	4,858	93.5	5,299	96.6	5,151	93.8
Domestic bonds	1,498	28.8	1,745	31.8	1,547	28.2
Domestic stocks	1,781	34.3	1,691	30.8	2,041	37.2
Foreign securities	1,578	30.4	1,863	34.0	1,562	28.4
Foreign bonds	663	12.8	530	9.7	518	9.4
Foreign stock and other securities	914	17.6	1,332	24.3	1,043	19.0
Other securities	-	-	-	-	-	-
Loans	-	-	-	-	-	-
Others	31	0.6	28	0.5	29	0.5
Reserve for possible loan losses	-	-	-	-	-	-
Total	5,194	100.0	5,485	100.0	5,493	100.0

c. Net investment gains/losses

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
	Amount	Amount	Amount
Interests, dividends and income from real estate for rent	45	48	92
Gains on sale of securities	72	113	133
Gains on redemption of securities	-	-	-
Valuation gains on securities	1,041	588	1,213
Foreign exchange gains, net	0	0	0
Gains from derivatives, net	-	-	-
Other investment income	0	0	0
Losses on sale of securities	329	55	384
Amortization of securities	-	-	-
Devaluation losses on securities	469	676	372
Foreign exchange losses, net	0	0	0
Losses from derivatives, net	-	-	-
Other investment expenses	0	0	0
Net investment gains/losses	359	18	682

d. Valuation gains/losses on trading securities

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Trading securities	4,858	571	5,299	(88)	5,151	841

e. Fair value information on securities

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
	Current Fair Value and Carrying Value	Current Fair Value and Carrying Value	Current Fair Value and Carrying Value
Domestic bonds	1,498	1,745	1,547
Domestic stocks	1,781	1,691	2,041
Foreign securities	1,578	1,863	1,562
Foreign bonds	663	530	518
Foreign stocks and other securities	914	1,332	1,043
Other securities	-	-	-
Total	4,858	5,299	5,151

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. This table excludes securities with no current fair values.

f. Fair value information on monetary trusts

The Company did not have any balances of monetary trusts as of September 30, 2004 and 2003, and March 31, 2004.

g. Fair value information on derivative transactions

Interest-rate-related derivative transactions
Currency-related derivative transactions
Stock-related derivative transactions
Bond-related derivative transactions
Others

} The Company did not have any balances of these transactions as of September 30, 2004 and 2003, and March 31, 2004.

(3) Status of Individual Variable Annuities (Separate Accounts)

The Company did not have any balances of individual variable annuities separate accounts as of September 30, 2004 and 2003, and March 31, 2004.

5. Core Profit and Reconciliation to Non-Consolidated Ordinary Profit

(Millions of Yen)

		Six months ended September 30, 2003	Six months ended September 30, 2004	Year ended March 31, 2004
Core profit	(A)	25,105	19,007	37,551
Capital gains		57,464	23,068	104,036
Gains from monetary trusts, net		-	-	-
Gains on investments in trading securities, net		-	-	-
Gains on sale of securities		46,238	22,977	88,399
Gains from derivatives, net		11,226	-	15,637
Foreign exchange gains, net		-	90	-
Others		-	-	-
Capital losses		62,122	26,502	107,653
Losses from monetary trusts, net		550	718	643
Losses on investments in trading securities, net		-	-	-
Losses on sale of securities		37,142	8,677	62,806
Devaluation losses on securities		44	2,584	279
Losses from derivatives, net		-	14,521	-
Foreign exchange losses, net		24,385	-	43,923
Others		-	-	-
Total capital gains/losses	(B)	(4,658)	(3,434)	(3,616)
Core profit reflecting capital gains/losses	(A) + (B)	20,447	15,572	33,935
Other one-time gains		-	-	-
Ceding reinsurance commissions		-	-	-
Reversal of contingency reserve		-	-	-
Others		-	-	-
Other one-time losses		548	433	2,076
Reinsurance premiums		-	-	-
Provision for contingency reserve		544	411	1,466
Provision for specific reserve for possible loans loses		-	-	609
Provision for specific reserve for loans to refinancing countries		-	-	-
Write-off of loans		4	22	-
Others		-	-	-
Other one-time gains/losses	(C)	(548)	(433)	(2,076)
Ordinary profit	(A) + (B) + (C)	19,898	15,139	31,859

Notes: 1. *As regards Six months ended September 30, 2003, income gains of 1,326 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.*

2. *As regards Six months ended September 30, 2004, income gains of 746 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.*

3. *As regards Year ended March 31, 2004, income gains of 2,072 million yen are also included in Core Profit on gains from monetary trusts instead of profits on monetary trusts.*

6. Disclosed Claims under the Insurance Business Law

(Non-Consolidated)

Total claims as of September 30, 2004 excluding claims against normal obligors decreased by ¥2.9 billion to ¥7.2 billion, compared to those as of March 31, 2004. Such claims are covered by the total amount of collateral and guarantees and reserve for possible loan losses, with the coverage ratio of 118.4%.

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Claims against bankrupt and quasi-bankrupt obligors	a	758	497	394
Claims with collection risk	b	1,089	1,082	2,994
Claims for special attention	c	9,034	5,703	6,881
Subtotal	a + b + c	10,881	7,283	10,270
% of Total		0.51%	0.41%	0.52%
Claims against normal obligors	d	2,117,681	1,775,740	1,963,399
Total	a + b + c + d	2,128,563	1,783,024	1,973,669

Notes: 1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in Notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

7. Risk Monitored Loans (Under the Insurance Business Law)

(Non-consolidated)

Regardless of the possibility of collecting the loan receivables, the amounts of the risk-monitored loans before deducting the value of collateral and other security are disclosed. Therefore, entire amounts disclosed as the risk-monitored loans should not be regarded as uncollectible.

Taiyo Life has taken adequate protection measures for each account by closely scrutinizing individual loan cases.

As a result, our coverage ratio including collateral and other protection measures for the risk-monitored loans reached 118.4% as of September 30, 2004. This means we have taken appropriate measures for such loans.

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Loans to bankrupt companies	a	330	179	183
Past due loans	b	1,516	1,399	3,205
Loans overdue for three months or more	c	5,999	5,485	6,091
Restructured loans	d	3,034	218	789
Total % of total loans	a + b + c + d = e	10,881 0.51%	7,283 0.41%	10,270 0.52%
Reserve for possible loan losses	f	2,207	2,834	3,995
Amount covered by collateral and guarantees	g	8,898	5,785	6,805
Coverage ratio	[f + g] / e	102.1%	118.4%	105.2%

Notes: 1. Certain Past due loans and loans to bankrupt companies were written off and charged to the reserve for possible loan losses. Write-offs relating to bankrupt companies as of September 30, 2003 was 896 million yen. Past due loans also decreased due to write-offs in the amounts of 57 million yen, 47 million yen and 39 million yen as of September 30, 2003, September 30, 2004 and March 31, 2004, respectively.

2. Loans to bankrupt companies are loans to obligors that are subject to bankruptcy, corporate reorganization, or rehabilitation or other similar proceedings on which a company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

3. Past due loans are loans (other than the loans described in Note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the obligor) on which a company has stopped accruing interest based on self-assessment.

4. Loans overdue for three months or more are loans, other than the loans described in Note 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

5. Restructured loans are loans, other than the loans described in Note 2, 3, or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims, and/or other terms in favor of the obligor for purposes of restructuring or supporting the obligor.

(Reference) Reserve for Possible Loan Losses (Non-Consolidated)

(1) Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
General reserve for possible loan losses	1,131	1,752	2,312
Specific reserve for possible loan losses	1,076	1,081	1,683
Specific reserve for loans to refinancing countries	-	-	-
Total	2,207	2,834	3,995

(2) Specific Reserve for Possible Loan Losses

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Transfer	1,076	1,081	1,683
Reversal	1,074	1,683	1,074
Net transfer	2	(601)	609

Note: The amount of reversal indicated above does not include the amount of reversal made for any specific purpose.

(3) Specific Reserve for Loans to Refinancing Countries

a. Specific reserve for loans to refinancing countries

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Number of borrowing countries	-	-	-
Amount of receivables	-	-	-
Net transfer	-	-	-
Balance of reserve	-	-	-

b. Loan outstanding by country

(Millions of Yen)

As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
Country name	Loans receivable	Country name	Loans receivable	Country name	Loans receivable
-	-	-	-	-	-
-	-	-	-	-	-
Total	-	Total	-	Total	-
Ratio to general accounts	-%	Ratio to general accounts	-%	Ratio to general accounts	-%

(4) Write-off of Loans

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Write-off of loans	4	22	-

Note: The amounts of loan write-offs are those representing the portions of the relevant collateralized or guaranteed credits to Bankrupt Debtors and Effectively Bankrupt Debtors that remain unrecoverable, after deduction of the amounts equivalent to those deemed recoverable by way of valuation of collateral or execution of guarantee, and are reduced directly from the relevant aggregate credits.

(Reference) Self-Assessment of Loans (Non-Consolidated)

Self-evaluation means individually reviewing each asset, and categorizing it according to risks in collection or deterioration of the value as an asset, which should provide the basis for adequate write-offs or reservation, and creation of reliable financial statements.

According to their risks in collection or deterioration of the value as an asset, assets are categorized into four classes from Class I - IV. Class I is composed of assets with no problem.

Taiyo Life has established the internal criteria for self-evaluation, and write-offs and reservation, and is carrying out strict self-evaluation, and write-offs and reserve.

In the results of self-evaluation as of the interim closing for FY 2003, the Company deducted 4 million yen of assets categorized Class IV as uncollectible, and calculated the expected losses on each assets in Class III, and added the adequate reserve. Thus, the Company is making efforts to keep soundness of its assets.

Self-Assessment of Loans (Millions of Yen)

Class	As of September 30, 2003		As of September 30, 2004		As of March 31, 2003	
	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation	Before write-offs / reservation	After write-offs / reservation
Class I	1,992,482	1,993,559	1,721,992	1,723,073	1,890,079	1,891,763
Class II	134,991	134,991	59,935	59,935	81,827	81,827
Class III	1,088	11	1,096	14	1,762	78
Class IV	4	-	22	-	0	-
Total balance of receivables	2,128,567	2,128,563	1,783,046	1,783,024	1,973,669	1,973,669

Note: The total balance of receivables includes loans, securities lent, guarantee endorsements, interest payable and suspense payments in addition to loans. The interest payable and suspense payments included here are limited to those related to loans and securities lent.

8. Solvency Margin Ratio (Non-Consolidated)

(Millions of Yen)

Items		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Total solvency margin	(A)	514,513	498,190	532,343
Equity (less certain items)		108,979	115,438	108,607
Reserve for price fluctuations		3,275	8,677	7,591
Contingency reserve		54,893	56,226	55,815
Reserve for possible loan losses		1,131	1,752	2,312
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent, if gains; x 100 per cent, if losses)		105,682	107,878	161,042
Net unrealized gains (losses) on real estate (x 85 per cent, if gains; x 100 per cent, if losses)		(6,285)	(9,374)	(9,040)
Excess of amount of policy surrender payment		110,110	94,865	102,199
Unallotted portion of reserve for policyholder dividends		23,321	22,038	21,798
Future profits		5,633	5,957	5,957
Deferred tax assets		37,771	39,729	36,057
Subordinated debt		85,000	55,000	55,000
Deductible items		(15,000)	-	(15,000)
Total risk $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	(B)	123,524	118,982	123,321
Insurance risk	R_1	33,269	34,159	33,694
Assumed investment yield risk	R_2	28,249	25,662	26,302
Investment risk	R_3	87,610	85,278	89,221
Business risk	R_4	2,982	2,901	2,984
Solvency margin ratio $\frac{(A)}{(1/2) \times (B)} \times 100$		833.1%	837.4%	863.3%

Notes: 1. Figures as of March 31, 2004 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of June 30, 2003 and as of June 30, 2004 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.

2. "Equity (less certain items)" above represents equity on the balance sheet less net unrealized gains on available-for-sale securities and estimated appropriation paid in cash.

3. "Deductible items" in the total solvency margin include the capital contribution to T&D Financial Life Insurance Company.

9. Adjusted Net Assets (Non-Consolidated)

(Millions of Yen)

Item	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Adjusted net assets	377,533	407,845	451,936

Note: Foregoing were calculated according to the orders providing classifications, etc. that are stipulated in 132.2 of Insurance Business Law, and descriptions provided in Notification No. 2 issued in January 1999 by Financial Supervisory Agency and Ministry of Finance.

Supplementary Data for the Six Months Ended September 30, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
New Policy Amount	(MY)	1,447,608	-	(1.3%)	2,814,284	1,467,059
Policy Amount in Force	(MY)	16,528,955	2.8%	5.3%	16,077,894	15,698,372
Surrender and Lapse Amount	(MY)	682,736	-	(0.3%)	1,362,689	685,084
Surrender and Lapse Rate	(%)	4.25	-	-	8.92	4.49
Income from Insurance Premiums	(MY)	394,103	-	(4.7%)	794,168	413,674
Individual Insurance and Annuities	(MY)	326,656	-	(5.8%)	680,295	346,681
Group Insurance and Annuities	(MY)	66,872	-	0.7%	112,643	66,405
Annualized Premiums of New Policies	(MY)	23,529	-	(10.4%)	50,048	26,269
3rd Sector Products	(MY)	6,979	-	8.5%	12,913	6,430
Annualized Premiums of Total Policies	(MY)	751,940	(2.6%)	(5.2%)	772,156	792,935
3rd Sector Products	(MY)	104,620	1.7%	2.5%	102,897	102,052

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. Surrender and lapse rates for the six months ended September 30, 2004 and 2003 are not annualized.
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Total Assets	(MY)	6,290,064	(1.9%)	(4.9%)	6,409,552	6,613,248
Adjusted Net Asset	(MY)	407,845	(9.8%)	8.0%	451,936	377,533
Adjusted Net Asset/ General Account Assets	(%)	6.5	(0.6points)	0.8points	7.1	5.7
Solvency Margin Ratio	(%)	837.4	(25.9points)	4.3points	863.3	833.1

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit / Amount of Negative Spread

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
Core Profit	(MY)	19,007	-	(24.3%)	37,551	25,105

		Fiscal Year Ending March 31, 2005 (Forecast)	Fiscal Year Ended March 31, 2004
Amount of Negative Spread	(MY)	43,000	30,217

(4) Policy and Other Reserves

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Policy Reserve (Note: 1)	(MY)	5,811,694	(98,437)	(215,254)	5,910,131	6,026,948
General Account	(MY)	5,810,944	(87,786)	(179,552)	5,898,730	5,990,496
Separate Account	(MY)	749	(10,651)	(35,702)	11,400	36,452
Reserve for Price Fluctuations	(MY)	8,677	1,085	5,401	7,591	3,275
Contingency Reserve	(MY)	56,226	411	1,333	55,815	54,893
Contingency Reserve 1	(MY)	43,673	411	851	43,262	42,822
Contingency Reserve 2	(MY)	12,552	-	482	12,552	12,070
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose (Note: 2)	(MY)	40,000	-	5,000	40,000	35,000

Notes:
1. The amount of policy reserve excludes the amount of contingency reserve.
2. Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Securities	(MY)	117,794	(51,126)	10,979	168,921	106,814
Domestic Stocks	(MY)	78,157	(28,838)	9,872	106,996	68,285
Domestic Bonds	(MY)	14,273	695	(128)	13,577	14,402
Foreign Securities	(MY)	24,569	(17,243)	5,463	41,813	19,106
Real Estate (domestic land and lease)	(MY)	(9,374)	(334)	(3,089)	(9,040)	(6,285)

Notes:
1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.
2. From March 31, 2004, unrealized gains / losses on real estate are mainly calculated based on the appraisal price. As for less important property, posted price is used.

(6) Investment for the Six Months Ended September 30, 2004

		Net Increase (decrease)	Second Half Year Ending March 31, 2005 (Planned)
Domestic Stocks	(MY)	(15,224)	Level-Off
Domestic Bonds	(MY)	77,073	Level-Off
Foreign Stocks	(MY)	4,886	Slight increase
Foreign Bonds	(MY)	(40,828)	Level-Off or Slight increase
Real Estate	(MY)	(1,938)	Slight decrease

Note: Net increase (decrease) indicates net of the total executed amount including stock futures contracts and bond futures contracts. As for monetary trusts the amount is the net cash inflow (outflow) due to newly setup or cancellation.

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2004

		As of September 30, 2004		
NIKKEI Average	(yen)		approx.	9,100
TOPIX	(point)		approx.	927
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.6
	(%)	Steepening case	approx.	1.5
Foreign Securities	(yen)		approx.	108

Notes:
1. The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2004: 1.44%).
2. These figures are calculated based on asset holdings as of September 30, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.
3. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.
4. The indices of Foreign Securities is calculated based on a U.S. dollar/ yen rate basis (September 30, 2004: 111.05 yen). Currency hedged position to which hedge accounting rule is applied are excluded in the calculation.

(8) Performance forecast for the Fiscal Year Ending March 31, 2005

		Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	(BY)	764
Core Profit	(BY)	31
Policy Amount in Force	(BY)	17,130

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of September 30, 2004

a. Contributions from Domestic Banks

		As of September 30, 2004
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	30,000

b. Contributions to Domestic Banks

		As of September 30, 2004
Bank Stocks Held	(MY)	48,110
Preferred Stocks issued by Foreign Subsidiaries	(MY)	90,000
Preferred Securities issued by Foreign Subsidiaries	(MY)	None
Subordinated Loans and Debentures	(MY)	240,604

(10) Number of Employees

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
In-house Sales Representatives	(number)	8,727	0.3%	0.1%	8,703	8,720
Administrative personnel	(number)	2,764	0.8%	(2.6%)	2,743	2,838

(11) OTC Sales thorough Banks

Taiyo Life is not applicable. T&D Financial Life, a member of T&D Life Group, is applicable, since they sell its products OTC through banks.

(12) Other Questions

Future plans for capital raising

We believe that Taiyo Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans

Taiyo Life will further enhance operational efficiency through the use of information technology and rationalization of operations. In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.

THIS PAGE IS INTENTIONALLY LEFT BLANK

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the six months ended September 30, 2004)

November 18, 2004

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/
Date of Board Meeting for Settlement of Accounts: November 18, 2004
Interim Dividends: Applicable
Application of Share Unit System: No

1. Non-Consolidated Operating Results for the Six Months Ended September 30, 2004 (April 1, 2004 - September 30, 2004)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Six months ended Sep. 30, 2004	¥60,140 million	(44.0)	¥(2,390) million	26.2	¥(2,227) million	(3.5)	¥12,845 million	-
Six months ended Sep. 30, 2003	¥107,317 million	82.8	¥(1,893) million	(11.3)	¥(2,307) million	77.0	¥(2,208) million	(33.1)
FY2003 ended Mar. 31, 2004	¥187,469 million	38.3	¥(2,667) million	(40.3)	¥(3,153) million	(3.0)	¥(3,768) million	(41.4)

	Net Income Per Share
Six months ended Sep. 30, 2004	¥21,408.85
Six months ended Sep. 30, 2003	¥(3,681.35)
FY2003 ended Mar. 31, 2004	¥(6,281.20)

Notes:

1. *Average number of outstanding shares during the term: for the six months ended September 30, 2004: 600,000; for the six months ended September 30, 2003: 600,000; for the fiscal year ended March 31, 2004: 600,000*
2. *% change for ordinary revenues, ordinary profit and net income is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*
4. *Changes in methods of accounting: None*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended Sep. 30, 2004	¥-	¥-
Six months ended Sep. 30, 2003	¥-	¥-
FY2003 ended Mar. 31, 2004	¥-	¥-

(3) Financial Conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' Equity per Share
As of Sep. 30, 2004	¥700,247 million	¥33,374 million	4.8%	¥55,624.04
As of Sep. 30, 2003	¥659,755 million	¥22,086 million	3.3%	¥36,811.43
As of Mar. 31, 2004	¥682,282 million	¥20,772 million	3.0%	¥34,620.03

Notes:

1. *Number of outstanding shares at the end of the term: as of September 30, 2004: 600,000; as of September 30, 2003: 600,000; as of March 31, 2004: 600,000.*
2. *Number of treasury stock at the end of the term: None*

2. Forecast for the Year Ending March 31, 2005 (April 1, 2004 - March 31, 2005)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecast for the Year Ending March 31, 2005"* section in this material *"Financial Summary for the Six Month Ended September 30, 2004"*.

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unaudited Non-Consolidated Interim Financial Statements

T&D Financial Life Insurance Company

Table of Contents

Unaudited Non-Consolidated Condensed Balance Sheets

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Assets:						
Cash and Deposits:						
Cash	¥ 29		¥ 19		¥ 20	
Deposits	51,242		44,799		43,033	
Total Cash and Deposits	51,271	7.8	44,818	6.4	43,053	6.3
Monetary Claims Purchased	171	0.0	–	–	173	0.0
Monetary Trusts	5,168	0.8	–	–	5,152	0.8
Securities:						
Government bonds	236,980		242,067		260,443	
Corporate bonds	23,539		25,144		23,359	
Domestic stocks	6,333		4,548		4,827	
Foreign securities	61,520		57,799		58,628	
Other securities	201,879		264,802		234,537	
Total Securities	530,253	80.4	594,362	84.9	581,796	85.3
Loans:						
Policy loans	19,641		18,911		19,181	
Commercial loans	25,868		4,434		7,106	
Total Loans	45,510	6.9	23,346	3.3	26,288	3.8
Property and Equipment:						
Land	1,235		1,235		1,235	
Buildings	912		442		886	
Equipment	62		43		50	
Total Property and Equipment	2,210	0.3	1,722	0.2	2,172	0.3
Due from Agencies	0	0.0	0	0.0	0	0.0
Due from Reinsurers	3,401	0.5	3,979	0.6	3,892	0.6
Other Assets:						
Accounts receivable	2,645		10,907		3,452	
Prepaid expenses	86		236		101	
Accrued income	1,266		1,158		1,327	
Deposit for rent	904		1,031		1,048	
Suspense payments	88		70		30	
Goodwill	16,250		9,750		13,000	
Other assets	1,772		2,002		2,035	
Total Other Assets	23,014	3.5	25,155	3.6	20,995	3.1
Deferred Tax Assets	–	–	8,094	1.2	–	–
Reserve for Possible Loan Losses	(1,245)	(0.2)	(1,232)	(0.2)	(1,243)	(0.2)
Total Assets	¥ 659,755	100.0	¥ 700,247	100.0	¥ 682,282	100.0

(¥: In Millions of yen)	As of September 30, 2003	%	As of September 30, 2004	%	As of March 31, 2004	%
Liabilities:						
Policy Reserves:						
Reserve for outstanding claims	¥ 13,595		¥ 14,040		¥ 14,144	
Policy reserve	600,665		634,048		625,606	
Reserve for policyholder dividends	4,720		4,089		4,927	
Total Policy Reserves	618,981	93.8	652,178	93.1	644,678	94.5
Due to Agencies	877	0.1	353	0.1	452	0.1
Due to Reinsurers	20	0.0	127	0.0	269	0.0
Other Liabilities:						
Accrued income taxes	36		35		72	
Accounts payable	3,658		819		2,007	
Accrued expenses	1,190		1,013		1,259	
Unearned income	8		3		5	
Deposits received	262		227		254	
Guarantee deposits	0		0		0	
Suspense receipt	652		672		593	
Total Other Liabilities	5,809	0.9	2,772	0.4	4,193	0.6
Reserve for Employees' Retirement Benefits	11,554	1.8	11,081	1.6	11,250	1.7
Reserve for Directors' and Corporate Auditors' Retirement Benefits	38	0.0	115	0.0	105	0.0
Reserve for Price Fluctuations	158	0.0	244	0.0	194	0.0
Deferred Tax Liabilities	228	0.1	–	–	367	0.1
Total Liabilities	637,668	96.7	666,873	95.2	661,510	97.0
Stockholder's Equity:						
Common Stock						
Authorized – 800,000 shares						
Issued – 600,000 shares	¥ 20,000	3.0	¥ 20,000	2.9	¥ 20,000	2.9
Capital Surplus	10,000	1.5	10,000	1.4	10,000	1.5
Retained Earnings (Deficit):						
Unappropriated retained earnings (deficit)	(8,317)	(1.3)	2,967	0.4	(9,877)	(1.5)
Net Unrealized Gains on Securities	404	0.1	406	0.1	649	0.1
Total Stockholder's Equity	22,086	3.3	33,374	4.8	20,772	3.0
Total Liabilities and Stockholder's Equity	¥ 659,755	100.0	¥ 700,247	100.0	¥ 682,282	100.0

Unaudited Non-Consolidated Condensed Statements of Operations

(¥: In Millions of yen)	Six months ended September 30, 2003	%	Six months ended September 30, 2004	%	Year ended March 31, 2004	%
Ordinary Revenues:						
Income from Insurance Premiums:						
Insurance premiums	¥ 91,177		¥ 55,204		¥ 152,976	
Ceded reinsurance commissions	1,930		954		3,168	
Total Income from Insurance Premiums	93,108		56,158		156,144	
Investment Income:						
Interest, dividends and income from real estate for rent:						
Interest income from deposits	2		0		2	
Interest income and dividends from securities	1,646		2,123		5,239	
Interest income from loans	448		223		833	
Interest from real estate for rent	0		0		1	
Other income from interest and dividends	0		0		0	
Total interest, dividends and income from real estate for rent	2,097		2,348		6,077	
Gains from monetary trusts, net	5		–		–	
Gains on sale of securities	684		127		984	
Gains on redemption of securities	17		10		25	
Other investment income	60		202		325	
Gains on separate accounts, net	10,088		–		22,605	
Total Investment Income	12,954		2,688		30,019	
Other Ordinary Income:						
Income related to withheld insurance claims and other payments for future annuity payments	0		921		0	
Income due to withheld insurance payments	177		91		461	
Reversal of reserve for outstanding claims	780		103		231	
Reversal of reserve for employees' retirement benefits	266		168		569	
Other ordinary profit	31		6		42	
Total Other Ordinary Income	1,255		1,292		1,305	
Total Ordinary Revenues	¥ 107,317	100	¥ 60,140	100	¥ 187,469	100

(¥: In Millions of yen)	Six months ended September 30, 2003	%	Six months ended September 30, 2004	%	Year ended March 31, 2004	%
Ordinary Expenses:						
Insurance Claims and Other Payments:						
Insurance claims	¥ 15,050		¥ 10,994		¥ 30,277	
Annuity payments	2,745		2,629		5,237	
Insurance benefits	7,186		6,603		15,055	
Surrender payments	16,177		11,885		29,001	
Other payments	2,839		4,895		6,162	
Reinsurance premiums	430		953		1,511	
Total Insurance Claims and Other Payments	44,429		37,962		87,246	
Provision for Policy and Other Reserves:						
Provision for policy reserve	50,338		8,442		75,278	
Interest portion of reserve for policyholder dividends	4		4		9	
Total Provision for Policy and Other Reserves	50,342		8,446		75,288	
Investment Expenses:						
Interest expenses	0		0		0	
Losses from monetary trusts, net	–		–		6	
Losses on sale of securities	91		40		181	
Devaluation losses on securities	5		24		17	
Losses on redemption of securities	–		0		3	
Foreign exchange losses, net	0		0		1	
Depreciation of real estate for rent	22		12		44	
Other investment expenses	131		48		243	
Losses on separate accounts, net	–		3,567		–	
Total Investment Expenses	252		3,695		500	
Operating Expenses	9,763		8,183		18,345	
Other Ordinary Expenses:						
Payments related to withheld insurance claims	341		262		679	
Taxes	645		466		1,129	
Depreciation	180		253		373	
Provision for reserve for directors' and corporate auditors' retirement benefits	5		9		72	
Amortization of goodwill	3,250		3,250		6,500	
Other ordinary losses	0		0		1	
Total Other Ordinary Expenses	4,422		4,241		8,756	
Total Ordinary Expenses	109,210	101.8	62,530	104.0	190,137	101.4
Ordinary Losses	¥ 1,893	1.8	¥ 2,390	4.0	¥ 2,667	1.4

(¥: In Millions of yen)	Six months ended September 30,				Year ended March 31,	
	2003	%	2004	%	2004	%
Extraordinary Gains:						
Gains on sale of property and equipment	0		3		271	
Reversal of reserve for possible loan losses	373		8		370	
Total Extraordinary Gains	373	0.4	12	0.0	641	0.3
Extraordinary Losses:						
Losses on sale, disposal and devaluation of property and equipment	168		526		356	
Provision for reserve for price fluctuations	57		50		93	
Total Extraordinary Losses	225	0.2	576	0.9	449	0.2
Provision for Reserve for Policyholder Dividends	424	0.4	540	0.9	1,219	0.7
Loss Before Income Taxes	2,169	2.0	3,494	5.8	3,693	2.0
Income Taxes:						
Current	38	0.1	(8,015)	(13.3)	74	0.0
Deferred	–	–	(8,324)	(13.9)	–	–
Net Income (Loss)	(2,208)	(2.1)	12,845	21.4	(3,768)	(2.0)
Unappropriated Deficit at Beginning of Period	(6,108)	(5.7)	(9,877)	(16.5)	(6,108)	(3.3)
Unappropriated Retained Earnings (Deficit) at End of Period	¥ (8,317)	(7.8)	¥ 2,967	4.9	¥ (9,877)	(5.3)

Supplementary Materials for the Six Months Ended September 30, 2004

Percentages are rounded to the nearest relevant percentage point.
Therefore, the sums of each percentage do not always amount to 100%.

1. Business Highlights

2. Investment in General Account Assets for the Six Months Ended September 30, 2004

1. Business Highlights

(1) Total Policy Amount in Force (Number: Thousands, 100 Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004				As of March 31, 2004	
	Number	Amount	Number		Amount		Number	Amount
				Change (%)		Change (%)		
Individual insurance	376	29,197	354	94.1	26,797	91.8	366	28,077
Individual annuities	65	2,923	69	107.1	3,448	118.0	68	3,280
Group insurance	-	19,262	-	-	20,086	104.3	-	19,986
Group annuities	-	685	-	-	585	85.5	-	646

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount (Number: Thousands, 100 Millions of Yen)

Category	Six Months Ended September 30, 2003				Six Months Ended September 30, 2004			
	Number	Amount			Number	Amount		
			New policies	Increase from conversion			New policies	Increase from conversion
Individual insurance	21	1,754	1,754	-	13	1,342	1,342	-
Individual annuities	9	592	592	-	3	259	259	-
Group insurance	-	1,913	1,913		-	5	5	
Group annuities	-	12	12		-			

Category	Year Ended March 31, 2004			
	Number	Amount		
			New policies	Increase from conversion
Individual insurance	40	3,535	3,535	-
Individual annuities	14	904	904	-
Group insurance	-	1,913	1,913	
Group annuities	-	12	12	

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity products is equal to the initial premium payment.

(3) Annualized Premiums of 3rd Sector Products (100 Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004		As of March 31, 2004
			Change (%)	
New policies	8	9	111.2	16
Policy amount in force	87	90	103.3	87

Note: The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance; the Second Sector, which involves P&C insurance; and the Third Sector, which involves insurance positioned between the two, including medical insurance, cancer insurance, accident insurance, and nursing care insurance.

(4) Average Amount of New Policies and Amount in Force (Individual Insurance)

(Thousands of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Average amount of new policies	8,234	10,237	8,762
Average amount in force	7,752	7,559	7,667

Note: There is no conversion plan from FY2001.

(5) New Policy Rate (New policy amount/ Amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	5.7	4.8	11.5
Individual annuities	28.7	8.7	43.8
Group insurance	11.7	0.0	11.7

Notes:

1. There is no conversion plan from FY2001.

2. The figures for the six months ended September 30, 2004 and 2003 are not annualized.

(6) Surrender and Lapse Rate (Surrender and lapse amount/ Amount in force at the beginning of fiscal year)

(%)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	8.7	7.4	16.1
Individual annuities	5.8	2.7	10.3
Group insurance	2.5	0.1	2.9

Note: The figures for the six months ended September 30, 2004 and 2003 are not annualized.

(7) Surrender and Lapse Amount

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	268,236	207,930	497,523
Individual annuities	11,987	8,062	21,193
Group insurance	40,976	2,873	47,820

(8) Average Premium Amount of Individual Insurance New Policies (Monthly premium)

(Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Average premium amount	6,490	8,842	6,566

Note: There is no conversion plan from FY2001.

(9) Average Assumed Investment Yield for Individual Insurance

(%)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Average assumed investment yield	2.43	2.42	2.43

(10) Mortality Rate for Individual Insurance

(‰)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Rate based on number of policies	1.72	1.94	3.59
Rate based on policy amount	2.32	2.12	4.66

Note: The figures for the six months ended September 30, 2004 and 2003 are not annualized.

(11) Reserve for Outstanding Claims

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Insurance claims				
	Death benefits	2,138	1,948	2,047
	Accidental death benefits	25	10	116
	Disability benefits	144	383	162
	Maturity benefits	356	286	439
	Others	0	3	0
	Subtotal	2,665	2,632	2,766
Annuity payments		29	28	30
Insurance benefits		365	473	551
Surrender payments		10,488	10,362	10,463
Deferred insurance benefits		20	8	15
Total		13,595	14,040	14,144

(12) Policy Reserve

(Millions of Yen)

Category		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy reserve (excluding contingency reserve)				
	Individual insurance	283,739	268,604	273,715
	Individual annuity	246,374	304,810	285,296
	Group insurance	425	364	393
	Group annuity	68,549	58,598	64,620
	Others	1,223	980	1,113
	Subtotal	600,312	633,357	625,140
Contingency reserve				
	Contingency reserve I	353	690	465
	Contingency reserve II	-	-	-
	Subtotal	353	690	465
Total		600,665	634,048	625,606

(13) Policy Reserve Calculating Methods and Ratios

		As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Calculating methods	Policies subject to Standard Policy Reserve Method	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)	5-year Zillmer Method (Full-year Zillmer Method is applied to the policies whose effective date are before September 30, 2001)
	Policies not subject to Standard Policy Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method	Net Level Premium Reserve Method
		Full-year Zillmer Method	Full-year Zillmer Method	Full-year Zillmer Method
Ratio of "Amount of the Company's Policy Reserve (Excluding Contingency Reserve)" to "Policy Reserve Required by Regulatory Standards"		98.1%	98.5%	98.3%

Note: Calculating methods and ratios stated above cover individual insurance and annuity policies only. Group insurance and annuity policies have different calculating methods.

(14) Other Reserves

(Millions of Yen)

Category		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
		Amount	Increase (Decrease)	Amount	Increase (Decrease)	Amount	Increase (Decrease)
Reserve for possible loan losses							
	General reserve	18	(337)	14	(8)	22	(332)
	Specific reserve	1,227	(39)	1,217	(2)	1,220	(46)
Reserve for employees' retirement benefits		11,554	(266)	11,081	(168)	11,250	(569)
Reserve for directors' retirement benefits		38	5	115	9	105	72
Reserve for price fluctuations		158	57	244	50	194	93

(15) Insurance Premium

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Individual insurance	18,625	16,967	36,490
[Single premiums]	[967]	[707]	[1,903]
[Annual payment]	[1,881]	[1,704]	[3,695]
[Semi-annual payment]	[314]	[271]	[606]
[Monthly payment]	[15,461]	[14,283]	[30,285]
Individual annuities	65,513	32,826	103,035
[Single premiums]	[64,406]	[31,849]	[100,874]
[Annual payment]	[131]	[124]	[271]
[Semi-annual payment]	[15]	[14]	[30]
[Monthly payment]	[960]	[837]	[1,858]
Group insurance	2,922	2,958	6,307
Group annuities	4,087	2,437	7,064
Total	91,177	55,204	152,976

2. Investment in General Account Assets for the Six Months Ended September 30, 2004

(1) Six Months Ended September 30, 2004 Investment Performance

As of September 30, 2004, general account assets amounted to ¥501.5 billion, down ¥2.2 billion from the level at the end of the previous fiscal year.

These assets are mainly composed of investments in yen denominated fixed income assets including ¥266.4 billion (53.1 percent) of domestic bonds, ¥2.8 billion (0.6 percent) of domestic stocks, ¥55.6 billion (11.1 percent) of foreign securities, and ¥23.3 billion (4.7 percent) of loans. In particular, the company invested in super-long-term domestic bonds, depending on the favorable conditions of interest rates.

As a result, the total of interest, dividends, and income from real estate for rent amounted to ¥2.3 billion, up 12% year-on-year. However, net investment income marked ¥2.5 billion, down 2% from the same term of the previous fiscal year.

(2) Asset Composition

(Millions of Yen, %)

Category			As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
			Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans			43,753	8.5	39,472	7.9	35,850	7.1
Securities repurchased under resale agreements			-	-	-	-	-	-
Pledged money for bond borrowing transaction			-	-	-	-	-	-
Monetary claims purchased			171	0.0	-	-	173	0.0
Securities under proprietary accounts			-	-	-	-	-	-
Monetary trusts			5,168	1.0	-	-	5,152	1.0
Securities			395,572	76.4	401,069	80.0	410,530	81.5
	Domestic bonds		258,092	49.9	266,402	53.1	282,964	56.2
	Domestic stocks		2,890	0.6	2,875	0.6	2,939	0.6
	Foreign securities		57,754	11.2	55,669	11.1	56,585	11.2
		Foreign bonds	32,085	6.2	31,506	6.3	32,012	6.4
		Foreign stocks and other securities	25,669	5.0	24,162	4.8	24,572	4.9
	Other securities		76,834	14.8	76,121	15.2	68,041	13.5
Loans			45,510	8.8	23,346	4.7	26,288	5.2
Property and equipment			2,148	0.4	1,678	0.3	2,121	0.4
Deferred tax asset			-	-	8,094	1.6	-	-
Other assets			26,441	5.1	29,164	5.8	24,919	4.9
Reserve for possible loan losses			(1,245)	(0.2)	(1,232)	(0.2)	(1,243)	(0.2)
Total assets			517,520	100.0	501,593	100.0	503,794	100.0
	Foreign currency denominated assets		1,872	0.4	1,244	0.2	1,764	0.4

(3) Changes in the Amount of Assets by Categories

(Millions of Yen)

Category			Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Cash and deposits, call loans			1,656	3,621	(6,246)
Securities repurchased under resale agreements			-	-	-
Pledged money for bond borrowing transaction			-	-	-
Monetary claims purchased			1	(173)	3
Securities under proprietary accounts			-	-	-
Monetary trusts			(95)	(5,152)	(110)
Securities			(15,343)	(9,461)	(385)
	Domestic bonds		(32,346)	(16,562)	(7,474)
	Domestic stocks		35	(63)	83
	Foreign securities		12,223	(915)	11,054
		Foreign bonds	3,089	(506)	3,016
		Foreign stocks and other securities	9,134	(409)	8,037
	Other securities		4,744	8,080	(4,048)
Loans			(6,326)	(2,942)	(25,548)
Property and equipment			(22)	(443)	(49)
Deferred tax asset			-	8,094	-
Other assets			(2,713)	4,245	(4,235)
Reserve for possible loan losses			376	10	378
Total assets			(22,467)	(2,201)	(36,193)
	Foreign currency denominated assets		1,624	(520)	1,517

(4) Investment Income

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interests, dividends and income from real estate for rent	2,097	2,348	6,077
Interest income from deposits	2	0	2
Interest income and dividends from securities	1,646	2,123	5,239
Interest income from loans	448	223	833
Income from real estate for rent	0	0	1
Other income from interest and dividends	0	0	0
Gain on securities under proprietary accounts	-	-	-
Gains from monetary trusts, net	5	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	684	127	984
Gains on sale of domestic bonds	144	85	211
Gains on sale of domestic stocks	476	36	677
Gains on sale of foreign securities	63	5	95
Other	-	-	-
Gains on redemption of securities	17	10	25
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Other investment income	60	202	325
Total	2,865	2,688	7,413

(5) Investment Expenses

(Millions of Yen)

Category	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Interest expense	0	0	0
Losses on securities under proprietary accounts	-	-	-
Losses from monetary trusts, net	-	-	6
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	91	40	181
Losses on sale of domestic bonds	0	0	0
Losses on sale of domestic stocks	-	20	58
Losses on sale of foreign securities	91	19	122
Other	-	-	-
Devaluation losses on securities	5	24	17
Devaluation losses on domestic bonds	-	-	-
Devaluation losses on domestic stocks	5	-	17
Devaluation losses on foreign securities	-	24	-
Other	-	-	-
Amortization of securities	-	0	3
Losses from derivatives, net	-	-	-
Foreign exchange losses, net	0	0	1
Provision for reserve for possible loan losses	-	-	-
Write-off of loans	-	-	-
Depreciation of real estate for rent	22	12	44
Other investment expenses	131	48	243
Total	252	127	500

(6) Securities

(Millions of Yen, %)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Government bonds	234,553	59.3	241,257	60.2	259,605	63.2
Municipal bonds	-	-	-	-	-	-
Corporate bonds	23,539	6.0	25,144	6.3	23,359	5.7
Public corporation bonds	951	0.2	912	0.2	932	0.2
Domestic stocks	2,890	0.7	2,875	0.7	2,939	0.7
Foreign securities	57,754	14.6	55,669	13.9	56,585	13.8
Foreign bonds	32,085	8.1	31,506	7.9	32,012	7.8
Foreign stocks and other securities	25,669	6.5	24,162	6.0	24,572	6.0
Other securities	76,834	19.4	76,121	19.0	68,041	16.6
Total	395,572	100.0	401,069	100.0	410,530	100.0

(7) Securities by Contractual Maturity Dates

(Millions of Yen)

Category	As of September 30, 2003						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	18,735	52,925	35,134	75,019	33,293	19,443	234,553
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	-	1,543	5,500	1,500	9,995	5,000	23,539
Domestic stocks						2,890	2,890
Foreign securities	-	3,960	18,125	-	-	35,669	57,754
Foreign bonds	-	3,960	18,125	-	-	10,000	32,085
Foreign stocks and other securities	-	-	-	-	-	25,669	25,669
Other securities	-	17,794	-	-	-	59,040	76,834
Total	18,735	76,224	58,760	76,519	43,289	122,044	395,572

(Millions of Yen)

Category	As of September 30, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	16,418	55,935	47,332	78,651	2,291	40,628	241,257
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	1,514	-	1,635	-	16,994	5,000	25,144
Domestic stocks						2,875	2,875
Foreign securities	-	5,959	15,547	-	978	33,184	55,669
Foreign bonds	-	5,959	15,547	-	-	10,000	31,506
Foreign stocks and other securities	-	-	-	-	978	23,184	24,162
Other securities	12,806	14,012	235	128	-	48,939	76,121
Total	30,738	75,907	64,751	78,779	20,264	130,628	401,069

(Millions of Yen)

Category	As of March 31, 2004						
	Due in One Year or Less	Due after One Year through Three Years	Due after Three Years through Five Years	Due after Five Years through Seven Years	Due after Seven Years through Ten Years	Due after Ten Years*	Total
Government bonds	35,414	57,369	39,935	97,106	6,958	22,821	259,605
Municipal bonds	-	-	-	-	-	-	-
Corporate bonds	1,530	-	6,833	-	9,995	5,000	23,359
Domestic stocks						2,939	2,939
Foreign securities	297	5,933	16,079	-	-	34,275	56,585
Foreign bonds	-	5,933	16,079	-	-	10,000	32,012
Foreign stocks and other securities	297	-	-	-	-	24,275	24,572
Other securities	389	24,424	2,247	148	-	40,831	68,041
Total	37,631	87,727	65,095	97,254	16,954	105,866	410,530

** Includes securities with maturity dates unfixed.*

(8) Stock Holdings by Industry

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Fisheries, agriculture and forestry	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	23	0.8	23	0.8	23	0.8
Manufacturing industries						
Food products	-	-	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Pulp and paper	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Medicals	-	-	-	-	-	-
Oil and coal products	-	-	-	-	-	-
Rubber products	-	-	-	-	-	-
Glass and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	-	-	-	-	-	-
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	7	0.2	7	0.2	7	0.2
Electric and gas utilities	-	-	-	-	-	-
Transportation / information telecommunications						
Ground transportation	3	0.1	3	0.1	3	0.1
Water transportation	13	0.5	13	0.5	13	0.4
Air transportation	26	0.9	26	0.9	26	0.9
Warehouses / transportation	-	-	-	-	-	-
Information / telecommunications	-	-	-	-	-	-
Commerce						
Wholesalers	-	-	-	-	-	-
Retailers	138	4.8	143	5.0	199	6.8
Financial services / insurance						
Banking	2,504	86.7	2,504	87.1	2,504	85.2
Securities and commodity futures trading	19	0.7	-	-	7	0.3
Insurance	-	-	-	-	-	-
Other financial services	24	0.8	24	0.8	24	0.8
Real estate	50	1.7	50	1.7	50	1.7
Service companies	79	2.7	79	2.8	79	2.7
Total	2,890	100.0	2,875	100.0	2,939	100.0

Note: Categories of stock holdings by industry are based on the classification by Securities Identification Code Committee.

(9) Loans

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Policy loans	19,641	18,911	19,181
Policyholder loans	15,186	14,499	14,759
Premium loans	4,455	4,412	4,422
Commercial loans	25,868	4,434	7,106
Loans to non-residents	400	-	200
Loans to corporations	22,491	3,962	6,350
Loans to domestic corporations	22,491	3,962	6,350
Loans to Japanese government, government-related organizations and international organizations	1,966	417	694
Loans to Japanese local governments and public entities	1,351	8	11
Mortgage loans	-	-	-
Consumer loans	-	-	-
Others	59	47	50
Total	45,510	23,346	26,288

(10) Loans to Domestic Companies by Company Size

(Millions of Yen, %)

		As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
			Percentage		Percentage		Percentage
Large corporations	Number of debtors	15	65.2	4	80.0	8	66.7
	Amount of loans	21,569	95.9	3,865	97.6	5,671	89.3
Medium-sized corporations	Number of debtors	1	4.3	1	20.0	1	8.3
	Amount of loans	111	0.5	96	2.4	103	1.6
Small corporations	Number of debtors	7	30.4	-	-	3	25.0
	Amount of loans	811	3.6	-	-	574	9.1
Total	Number of debtors	23	100.0	5	100.0	12	100.0
	Amount of loans	22,491	100.0	3,962	100.0	6,350	100.0

Notes:

1. Large corporations are defined, for purposes of the above table, as corporations with paid-in capital of at least 1 billion yen and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies; more than 100 employees in the case of wholesalers).

2. Medium-sized corporations are defined, for purposes of the above table, as corporations with paid-in capital of more than 300 million yen and less than 1 billion yen (more than 50 million yen and less than 1 billion yen in the case of retailers, restaurants and service companies; more than 100 million yen and less than 1 billion yen in the case of wholesalers) and more than 300 employees (more than 50 employees in the case of retailers and restaurants; more than 100 employees in the case of service companies and wholesalers).

3. Small corporations are defined, for purposes of the above table, as all other corporations.

4. The number of debtors represents those who have an obligation, net of loans to the Company, not the number of loan transactions.

(11) Loans by Industry

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Domestic Loans						
Manufacturing Industries	1,152	4.5	-	-	140	2.0
Food products	1,000	3.9	-	-	-	-
Textiles and clothing	-	-	-	-	-	-
Timber and wood products	-	-	-	-	-	-
Pulp and paper	-	-	-	-	-	-
Printing	-	-	-	-	-	-
Chemicals	-	-	-	-	-	-
Oil and coal	-	-	-	-	-	-
Ceramic and stone products	-	-	-	-	-	-
Steel	-	-	-	-	-	-
Non-steel metals	-	-	-	-	-	-
Metal products	-	-	-	-	-	-
Machinery	152	0.6	-	-	140	2.0
Electric appliances	-	-	-	-	-	-
Transportation vehicles	-	-	-	-	-	-
Precision machinery	-	-	-	-	-	-
Others	-	-	-	-	-	-
Agriculture	-	-	-	-	-	-
Forestry	-	-	-	-	-	-
Fisheries	-	-	-	-	-	-
Mining	-	-	-	-	-	-
Construction	40	0.2	55	1.3	93	1.3
Utilities	5,025	19.4	2,690	60.7	3,916	55.1
Telecommunications	111	0.4	96	2.2	103	1.5
Transportation	1,151	4.5	46	1.0	57	0.8
Wholesalers	-	-	-	-	-	-
Retailers	-	-	-	-	-	-
Financial services/insurance	16,119	62.3	1,198	27.0	2,194	30.9
Real estate	1,683	6.5	284	6.4	315	4.4
Service companies	110	0.4	7	0.2	23	0.3
Local governments	15	0.1	8	0.2	11	0.2
Mortgage and consumer and others	59	0.2	47	1.1	50	0.7
Total	25,468	98.5	4,434	100.0	6,906	97.2
Foreign Loans						
Governments, etc.	400	1.5	-	-	200	2.8
Financial institutions	-	-	-	-	-	-
Commerce and industry companies, etc.	-	-	-	-	-	-
Total	400	1.5	-	-	200	2.8
Total	25,868	100.0	4,434	100.0	7,106	100.0

Note: Categories of domestic loans by industry are based on the classification of Bank of Japan's survey.

(12) Foreign Investments

1) Investments by asset category

(a) Denominated in foreign currency (yen amount not fixed)

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	1,688	1.4	1,108	1.1	1,615	1.6
Foreign stocks	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	183	0.2	135	0.1	149	0.1
Total	1,872	1.6	1,244	1.2	1,764	1.7

(b) Denominated in foreign currency (yen amount fixed with forward currency exchange contracts)

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Foreign bonds	-	-	-	-	-	-
Non yen-denominated cash, cash equivalents and other assets	-	-	-	-	-	-
Total	-	-	-	-	-	-

(c) Denominated in yen

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Loans to borrowers located outside of Japan	400	0.3	-	-	200	0.2
Foreign bonds and others	116,736	98.1	101,459	98.8	98,954	98.1
Total	117,136	98.4	101,459	98.8	99,154	98.3

(d) Total

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Total foreign investments	119,008	100.0	102,704	100.0	100,918	100.0

2) Foreign currency denominated assets by currency

(Millions of Yen, %)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
U.S. dollar	1,872	100.0	1,244	100.0	1,764	100.0
Euro	-	-	-	-	-	-
Canadian dollar	-	-	-	-	-	-
Australian dollar	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total	1,872	100.0	1,244	100.0	1,764	100.0

3) **Investments by region**

(Millions of Yen, %)

	As of September 30, 2003							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	2,007	3.5	1,688	5.3	318	1.2	-	-
Europe	19,131	33.1	10,000	31.2	9,131	35.6	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	200	50.0
Latin America	36,615	63.4	20,396	63.6	16,218	63.2	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	200	50.0
Total	57,754	100.0	32,085	100.0	25,669	100.0	400	100.0

(Millions of Yen, %)

	As of September 30, 2004							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	1,153	2.1	1,108	3.5	44	0.2	-	-
Europe	21,116	37.9	10,000	31.7	11,116	46.0	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	-	-
Latin America	33,399	60.0	20,397	64.7	13,001	53.8	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	55,669	100.0	31,506	100.0	24,162	100.0	-	-

(Millions of Yen, %)

	As of March 31, 2004							
	Foreign Securities						Loans to Borrowers Located Outside of Japan	
			Bonds		Stocks and Other Securities			
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
North America	1,954	3.5	1,615	5.0	339	1.4	-	-
Europe	19,119	33.8	10,000	31.2	9,119	37.1	-	-
Oceania	-	-	-	-	-	-	-	-
Asia	-	-	-	-	-	-	200	100.0
Latin America	35,511	62.8	20,397	63.7	15,113	61.5	-	-
Middle East	-	-	-	-	-	-	-	-
Africa	-	-	-	-	-	-	-	-
International Organizations	-	-	-	-	-	-	-	-
Total	56,585	100.0	32,012	100.0	24,572	100.0	200	100.0

(13) Fair Value Information on Securities and Others

1) Valuation gains (losses) on trading securities

(Millions of Yen)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)	Current fair value and carrying value	Valuation gains (losses)
Trading securities	5,168	49	-	-	5,152	-

Note: The above table includes securities such as monetary trusts on trading securities.

2) Fair value information on securities (except trading securities)

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2003				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	251,235	250,187	(1,047)	1,468	(2,515)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	139,830	140,463	633	1,897	(1,264)
Domestic bonds	38,256	37,254	(1,001)	23	(1,025)
Domestic stocks	99	138	39	39	-
Foreign securities	27,264	27,357	93	255	(162)
Bonds	1,807	1,688	(118)	0	(118)
Stocks, etc.	25,457	25,669	211	255	(44)
Other securities	74,108	75,540	1,432	1,508	(76)
Monetary claims purchased	101	171	70	70	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	391,065	390,651	(413)	3,366	(3,780)
Domestic bonds	259,094	258,384	(710)	1,492	(2,202)
Domestic stocks	99	138	39	39	-
Foreign securities	57,661	56,415	(1,245)	255	(1,501)
Bonds	32,204	30,746	(1,457)	0	(1,457)
Stocks, etc.	25,457	25,669	211	255	(44)
Other securities	74,108	75,540	1,432	1,508	(76)
Monetary claims purchased	101	171	70	70	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2003
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	4,045
Unlisted domestic stocks (excluding over-the-counter stocks)	2,751
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,294
Total	4,045

a. Securities with market value

(Millions of Yen)

Category	As of September 30, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	254,935	255,694	759	2,980	(2,221)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	141,871	142,508	636	1,616	(979)
Domestic bonds	42,139	41,864	(274)	87	(361)
Domestic stocks	99	143	44	44	-
Foreign securities	25,300	25,271	(29)	136	(165)
Bonds	1,202	1,108	(94)	-	(94)
Stocks, etc.	24,097	24,162	64	136	(71)
Other securities	74,331	75,227	896	1,348	(452)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	396,806	398,202	1,395	4,597	(3,201)
Domestic bonds	266,676	268,413	1,737	3,055	(1,317)
Domestic stocks	99	143	44	44	-
Foreign securities	55,698	54,416	(1,282)	149	(1,431)
Bonds	31,600	30,253	(1,346)	13	(1,360)
Stocks, etc.	24,097	24,162	64	136	(71)
Other securities	74,331	75,227	896	1,348	(452)
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of September 30, 2004
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,625
Unlisted domestic stocks (excluding over-the-counter stocks)	2,731
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	893
Total	3,625

a. Securities with market value

(Millions of Yen)

Category	As of March 31, 2004				
	Cost/ carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	251,985	252,644	659	2,254	(1,594)
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	128,915	129,933	1,017	1,796	(779)
Domestic bonds	36,963	36,377	(586)	2	(588)
Domestic stocks	99	199	99	99	-
Foreign securities	26,186	26,187	0	179	(178)
Bonds	1,746	1,615	(131)	-	(131)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	380,900	382,577	1,676	4,051	(2,374)
Domestic bonds	258,551	259,480	929	2,256	(1,327)
Domestic stocks	99	199	99	99	-
Foreign securities	56,584	55,728	(855)	179	(1,034)
Bonds	32,144	31,156	(987)	-	(987)
Stocks, etc.	24,439	24,572	132	179	(47)
Other securities	65,564	66,995	1,430	1,442	(12)
Monetary claims purchased	101	173	72	72	-
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without market value (Carrying value)

(Millions of Yen)

Category	As of March 31, 2004
Held-to-maturity securities	24,999
Unlisted foreign bonds	-
Other securities	24,999
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	3,786
Unlisted domestic stocks (excluding over-the-counter stocks)	2,739
Unlisted foreign stocks (excluding over-the-counter stocks)	-
Unlisted foreign bonds	-
Others	1,046
Total	28,786

3) Fair value information on monetary trusts

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	5,168	5,168	-	-	-

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	-	-	-	-	-

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	5,152	5,152	-	-	-

a. Monetary trusts for investment

(Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	5,168	49	-	-	5,152	-

b. Monetary trusts for held-to-maturity, policy reserve matching securities and others

(Millions of Yen)

Category	As of September 30, 2003				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of September 30, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

Category	As of March 31, 2004				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	-	-	-	-	-

3. Status of Separate Account Assets

(1) Balance of Separate Account Assets

(Millions of Yen)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Individual variable insurance	2,731	2,631	2,841
Individual variable annuities	135,402	196,475	176,020
Group annuities	5,923	596	775
Total	144,057	199,703	179,637

(2) Total Number of Policies and Total Policy Amount in Force (Separate Accounts)

a. Individual variable insurance

(Number: Thousands, Millions of Yen)

Category	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Variable insurance (term life)	0	25	0	25	0	25
Variable insurance (whole life)	3	13,449	3	12,994	3	13,361
Total	3	13,475	3	13,020	3	13,386

b. Individual variable annuities

(Number: Thousands, Millions of Yen)

	As of September 30, 2003		As of September 30, 2004		As of March 31, 2004	
	Number	Amount	Number	Amount	Number	Amount
Total	20	133,991	28	196,883	25	175,105

4. Core Profit and Reconciliation to Ordinary Profit

(Millions of Yen)

	Six Months Ended September 30, 2003	Six Months Ended September 30, 2004	Year Ended March 31, 2004
Core profit (A)	(2,307)	(2,227)	(3,153)
Capital gains	690	127	984
Gains from monetary trusts, net	5	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	684	127	984
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Others	-	-	-
Capital losses	97	65	206
Losses from monetary trusts, net	-	-	6
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	91	40	181
Devaluation losses on securities	5	24	17
Losses from derivatives, net	-	-	-
Foreign exchange losses, net	0	0	1
Others	-	-	-
Capital gains/losses (B)	592	61	777
(A+B)	(1,714)	(2,165)	(2,376)
Other one-time gains	-	-	-
Ceding reinsurance commissions	-	-	-
Reversal of contingency reserve	-	-	-
Others	-	-	-
Other one-time losses	178	224	291
Reinsurance premiums	-	-	-
Provision for contingency reserve	178	224	291
Provision for specific reserve for possible loan losses	-	-	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	-	-	-
Others	-	-	-
Other one-time gains/losses (C)	(178)	(224)	(291)
Ordinary profit (A+B+C)	(1,893)	(2,390)	(2,667)

5. Disclosed Claims Based on Insurance Business Law Standard

(Millions of Yen, %)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Claims against bankrupt and quasi-bankrupt obligors	8,940	8,908	8,929
Claims with collection risk	85	-	-
Claims for special attention	-	-	-
Sub-total	9,025	8,908	8,929
[% of Total]	[19.65]	[37.59]	[33.51]
Claims against normal obligors	36,905	14,789	17,713
Total	45,931	23,697	26,642

Notes:

1. Claims against bankrupt and quasi-bankrupt obligors are loans to borrowers who are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings and other borrowers in serious financial difficulties.

2. Claims with collection risk are loans to obligors (other than bankrupt and quasi-bankrupt obligors) with deteriorated financial condition and results of operations from which it is unlikely that the principal and interest on the loans will be recovered.

3. Claims for special attention are loans on which principal and/or interest are past due for three months or more and loans with a concessionary interest rate, as well as loans with renegotiated conditions in favor of the borrower, including renegotiated schedule and/or waivers, in each case, other than the loans described in notes 1 or 2 above.

4. Claims against normal obligors are all other loans.

5. The amount of policy loans included in total loan amounts above as of September 30, 2004 is ¥19,224 million, including ¥8,908 million of claims against bankrupt and quasi-bankrupt obligors, and ¥10,316 million of claims against normal obligors.

6. Risk Monitored Loans (Based on Insurance Business Law Guidelines)

(Millions of Yen, %)

Category	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Loans to bankrupt companies	-	-	-
Past due loans	8,905	8,787	8,808
Loans over due for three months or more	-	-	-
Restructured loans	-	-	-
Total: a	8,905	8,787	8,808
[% of total loans]	[19.57]	[37.64]	[33.51]

Notes:

1. Loans to bankrupt companies are loans to borrowers that are subject to bankruptcy, corporate reorganization or rehabilitation or other similar proceedings on which the Company has stopped accruing interest after determining that collection or repayment of principal or interest is impossible due to a significant delay in payment of principal or interest or for some other reason.

2. Past due loans are loans (other than the loans described in note 2 above and the loans for which due dates for interest payments have been rescheduled for purposes of restructuring or supporting the borrower) on which the Company has stopped accruing interest based on self-assessment.

3. Loans over due for three months or more are loans, other than the loans described in notes 2 or 3 above, on which principal and/or interest are in arrears for three months or more.

4. Restructured loans are loans, other than the loans described in notes 2, 3 or 4 above, for which agreements have been made between the relevant parties to provide a concessionary interest rate, rescheduling of due dates for interest and/or principal payments, waiver of claims and/or other terms in favor of the borrower for purposes of restructuring or supporting the borrower.

5. The total amount of risk monitored loans as of September 30, 2004 are comprehensive policy loans. The all amount of policy loans applicable to risk monitored loans are reserved by the amount of surrender and lapse and others.

(Reference) Reserves for Possible Loan Losses (Millions of Yen)

	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
General reserve	18	14	22
Specific reserve	1,227	1,217	1,220

7. Solvency Margin Ratio

(Millions of Yen)

	As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
Total solvency margin (A)	23,997	37,121	23,115
Equity (less certain items)	21,682	32,967	20,122
Reserve for price fluctuations	158	244	194
Contingency reserve	353	690	465
Reserve for possible loan losses	18	14	22
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	569	572	915
Net unrealized gains(losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	-	-	-
Excess of amount of policy surrender payment	790	818	785
Unalloted portion of reserve for policyholder dividends	-	-	-
Future profits	424	540	609
Deferred tax assets	-	1,271	-
Subordinated debt	-	-	-
Deductible items	-	-	-
Total risk (B) $\sqrt{R_1^2+(R_2+R_3)^2}+R_4$	5,003	5,115	4,694
Insurance risk R_1	3,627	3,739	3,580
Assumed investment yield risk R_2	456	432	441
Investment risk R_3	2,687	2,848	2,292
Business risk R_4	203	140	189
Solvency margin ratio $\frac{(A)}{(1/2)x(B)} \times 100$	959.1%	1,451.3%	984.8%

Notes:

1. The ratio as of March 31, 2004 is calculated in accordance with Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996. The ratio as of September 30, 2004 and 2003 is calculated by T&D Financial Life with reasonable method based on the Articles 86, 87 of the ministerial ordinance for Insurance Business Law as well as Announcement No. 50 issued by the Ministry of Finance in 1996.

2. Equity represents equity on the balance sheet less net unrealized gains on securities.

Supplementary Data for the Six Months Ended September 30, 2004
Non-Consolidated Financial Results at Press Conference

(1) Sales Results

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
New Policy Amount	(MY)	160,280	-	(31.7%)	444,001	234,673
Policy Amount in Force	(MY)	3,024,544	(3.5%)	(5.8%)	3,135,754	3,212,060
Surrender and Lapse Amount	(MY)	215,992	-	(22.9%)	518,716	280,223
Surrender and Lapse Rate	(%)	6.89	-	-	15.65	8.46
Income from Insurance Premiums	(MY)	56,158	-	(39.7%)	156,144	93,108
Individual Insurance and Annuities	(MY)	49,793	-	(40.8%)	139,525	84,138
Group Insurance and Annuities	(MY)	5,396	-	(23.0%)	13,371	7,010
Annualized Premiums of New Policies	(MY)	3,858	-	(45.6%)	11,573	7,097
3rd Sector Products	(MY)	932	-	11.2%	1,603	838
Annualized Premiums of Total Policies	(MY)	64,629	1.1%	2.1%	63,902	63,288
3rd Sector Products	(MY)	9,025	2.8%	3.3%	8,775	8,734

Notes:
1. New policy amount and policy amount in force include individual insurance and annuities.
2. Surrender and lapse amount does not include reinstatement.
3. Surrender and lapse rates for the six months ended September 30, 2004 and 2003 are not annualized.
4. Annualized premiums include individual insurance and annuities and exclude the net increase from conversion.

(2) Assets

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Total Assets	(MY)	700,247	2.6%	6.1%	682,282	659,755
Adjusted Net Asset	(MY)	44,573	28.7%	42.6%	34,638	31,257
Adjusted Net Asset/ General Account Assets	(%)	8.9	2.0points	2.9points	6.9	6.0
Solvency Margin Ratio	(%)	1,451.3	466.5points	492.2points	984.8	959.1

Note: Adjusted net asset is calculated based on the regulatory standard.

(3) Core Profit/ Amount of Negative Spread

		Six Months Ended September 30, 2004	% Change from Fiscal Year Ended Mar. 31, 2004	% Change from Six Months Ended Sept. 30, 2003	Fiscal Year Ended March 31, 2004	Six Months Ended September 30, 2003
Core Profit	(MY)	(2,227)	-	(3.5%)	(3,153)	(2,307)

		Fiscal Year Ending March 31, 2005 (Forecast)	Fiscal Year Ended March 31, 2004
Amount of Negative Spread	(MY)	4,000	3,993

(4) Policy and Other Reserves

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Policy Reserve (Note: 1)	(MY)	633,357	8,217	33,045	625,140	600,312
General Account	(MY)	434,685	(13,109)	(25,390)	447,794	460,076
Separate Account	(MY)	198,672	21,326	58,436	177,345	140,235
Reserve for Price Fluctuations	(MY)	244	50	85	194	158
Contingency Reserve	(MY)	690	224	337	465	353
Contingency Reserve 1	(MY)	690	224	337	465	353
Contingency Reserve 2	(MY)	-	-	-	-	-
Contingency Reserve Fund	(MY)	-	-	-	-	-
Price Fluctuation Reserve Fund	(MY)	-	-	-	-	-
Appropriated Retained Earnings for General Purpose (Note: 2)	(MY)	-	-	-	-	-

Notes:

1. The amount of policy reserve excludes the amount of contingency reserve.

2 . Appropriated retained earnings for general purposes above are total amount after the appropriation of profit.

(5) Unrealized Gains/ Losses

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
Securities	(MY)	1,395	(208)	1,880	1,604	(484)
Domestic Stocks	(MY)	44	(55)	5	99	39
Domestic Bonds	(MY)	1,737	808	2,448	929	(710)
Foreign Securities	(MY)	(1,282)	(426)	(36)	(855)	(1,245)
Real Estate (domestic land and lease)	(MY)	-	-	-	-	-

Note: These figures do not include securities without readily obtainable fair value.

(6) Investment for the Six Months Ended September 30, 2004

		Net Increase (decrease)	Second Half Year Ending March 31, 2005 (Planned)
Domestic Stocks	(MY)	(63)	Level-off
Domestic Bonds	(MY)	(16,562)	Increase
Foreign Stocks	(MY)	(409)	Level-off
Foreign Bonds	(MY)	(506)	Level-off
Other Securities	(MY)	8,080	Decrease
Real Estate	(MY)	(443)	Decrease

Note: The amount of net increase (decrease) for the six months ended September 30, 2004 are book value basis.

(7) Level of Indices where Unrealized Gains/ Losses on Assets are Break-even as of September 30, 2004

		As of September 30, 2004		
NIKKEI Average	(yen)		approx.	11,450
TOPIX	(point)		approx.	1,165
Yen-Denominated Bonds	(%)	Parallel-shift case	approx.	1.5
	(%)	Steepening case	approx.	1.5
Foreign Securities	(yen)		approx.	111

Notes:

1. Above figures for NIKKEI Average and TOPIX are calculated by ETF basis.

2 The indices for Yen-Denominated Bonds are calculated on a 10-Year JGB yield basis (September 30, 2004: 1.44%).

3. These figures are calculated based on asset holdings as of September 30, 2004 assuming that our asset portfolio is the same as those of the NIKKEI average and TOPIX. Because our portfolio is not necessarily the same as these indices, actual results may differ from above figures.

4. Regarding the Yen-Denominated Bonds calculation, the "parallel-shift case" is based on the assumption that any shifts in the yield curve as of September 30, 2004 will be parallel shifts, while the "Steepening case" is based on the assumption that the current near-zero short- term interest rates of 10-Year JGB yield will remain, and future long-term interest rates will rise relative to the short- term interest rates.

5. The indice of Foreign Securities is calculated based on a U.S. dollar/yen rate basis (September 30, 2004: 111.05 yen).

(8) Performance forecast for the Fiscal Year Ending March 31, 2005

		Fiscal Year Ending March 31, 2005
Income from Insurance Premiums	(BY)	118
Core Profit	(BY)	(4)
Policy Amount in Force	(BY)	2,926

Notes:

1. Policy amount in force includes individual insurance and annuities.

2. The above forecasts for the year ending March 31, 2005 reflect the Company's current analysis of existing information and trends. Actual results may diffe from expectations based of risks and uncertainties that may affect the Company's businesses.

(9) Cross Holdings with Domestic Banks as of September 30, 2004

a. Contributions from Domestic Banks

		As of September 30, 2004
Funds	(MY)	None
Subordinated Loans and Debentures	(MY)	None

b. Contributions to Domestic Banks

		As of September 30, 2004
Bank Stocks Held	(MY)	2,504
Preferred Stocks issued by Foreign Subsidiaries	(MY)	-
Preferred Securities issued by Foreign Subsidiaries	(MY)	-
Subordinated Loans and Debentures	(MY)	16,994

(10) Number of Employees

		As of September 30, 2004	Change from Mar. 31, 2004	Change from Sept. 30, 2003	As of March 31, 2004	As of September 30, 2003
In-house Sales Representatives	(number)	733	(23.2%)	(22.7%)	954	948
Administrative personnel	(number)	477	(2.1%)	(3.2%)	487	493

(11) OTC Sales thorough Banks

	(number)	Number of New Policy Amount	(MY)	Income from Insurance Premiums
Variable annuities	(number)	2,740	(MY)	21,683
Fixed annuities	(number)	-	(MY)	-

(12) Other Questions

Future plans for capital raising

We believe that T&D Financial Life is currently maintaining an ample capital level. Therefore, we have no plans to seek third-party funds to raise capital.

Future restructuring plans

T&D Financial Life will further enhance operational efficiency through the rationalization of operations and the enforcement of call center function. In addition, as a T&D Life Group company, we will continue to pursue enhanced joint operations in areas and functions where cooperation with other Group companies to realize operational efficiency.